Exhibit 99.3

FAIRFAX FINANCIAL HOLDINGS LIMITED

Index to Management’s Discussion and Analysis of Financial Condition and Results of Operations

FAIRFAX FINANCIAL HOLDINGS LIMITED

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(as of March 4, 2022)

(Figures and amounts are in US$ and $ millions except per share amounts and as otherwise indicated. Figures may not add due to rounding.)

Notes to Management’s Discussion and Analysis of Financial Condition and Results of Operations

(1)	Readers of the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) should review the entire Annual Report for additional commentary and information. Additional information about the company, including its annual information form, can be found on SEDAR at www.sedar.com. Additional information can also be accessed from the company’s website www.fairfax.ca.
(2)	In this MD&A, the Life Insurance and Run-off reporting segment is included in references to the insurance and reinsurance companies and excluded in references to the property and casualty insurance and reinsurance companies.
(3)	Management analyzes and assesses the underlying insurance and reinsurance companies, and the financial position of the consolidated company, in various ways. Certain of the measures and ratios provided in this Annual Report, which have been used consistently and disclosed regularly in the company’s Annual Reports and interim financial reporting, do not have a prescribed meaning under International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and may not be comparable to similar measures presented by other companies. Please refer to the Glossary of Non-GAAP and Other Financial Measures located at the end of this MD&A for details of the company’s measures and ratios, which include:

Supplementary Financial Measures – Gross premiums written, net premiums written, underwriting profit (loss), corporate overhead, combined ratio, loss ratio, expense ratio, commission expense ratio, underwriting expense ratio, accident year loss ratio, accident year combined ratio, combined ratio points, float, average float, annual benefit (cost) of float, book value per basic share, long equity exposures, short equity exposures and net equity exposures and financial effects.

Capital Management Measures – Net debt, net total capital, total capital, net debt divided by total equity, net debt divided by net total capital and total debt divided by total capital, interest coverage ratio and interest and preferred share dividend distribution coverage ratio. The company presents all of these measures on a consolidated basis and also on a consolidated basis excluding non-insurance subsidiaries.

Total of Segments Measures – Operating income (loss), and various supplementary financial measures presented for the property and casualty insurance and reinsurance segments in aggregate.

Non-GAAP Financial Measures – Excess (deficiency) of fair value over carrying value, cash provided by (used in) operating activities (excluding operating cash flow activity related to investments recorded at FVTPL), investments in Fairfax insurance and reinsurance affiliates and investments in Fairfax affiliates.

Overview of Consolidated Performance

The analysis that follows presents the company’s five year track record in a format that the company has consistently used in its external reporting. This analysis is consistent with what management and the company’s Board of Directors use when assessing performance and growth in the various businesses, and is believed to help readers understand the business and the value of Fairfax.

Five year Financial Profile

Net earnings attributable to shareholders of Fairfax

Net earnings attributable to shareholders of Fairfax increased to $3,401.1 in 2021 from $218.4 in 2020, making 2021 a record year for Fairfax, only two years after the previous record was set in 2019 with net earnings of $2,004.1. Key drivers of Fairfax’s consolidated

FAIRFAX FINANCIAL HOLDINGS LIMITED

performance in 2021 compared to 2020, an analysis of Fairfax’s five year performance, an overview of the current insurance environment and the company’s strong financial position are discussed below.

Property and Casualty Insurance and Reinsurance

Underwriting Performance

					Catastrophe and COVID-19		Net favourable prior year
					losses		reserve development
	Gross premiums						Favourable
	written, third	Net premiums	Underwriting	Combined		Combined	reserve	Combined
	party	written	profit (loss)	ratios	Losses	ratio impact	development	ratio impact
2017	12,199.1	9,975.2	(641.5)	106.6%	1,330.4	13.7%	491.7	5.1%
2018	15,377.6	12,017.5	318.3	97.3%	752.3	6.5%	789.0	6.8%
2019	16,904.8	13,261.1	394.5	96.9%	497.8	4.0%	479.8	3.8%
2020	18,979.1	14,717.7	309.0	97.8%	1,313.0	9.5%	454.9	3.3%
2021	23,796.0	17,809.4	801.2	95.0%	1,203.2	7.5%	355.6	2.2%

% change 2021 over 2020	25.4%	21.0%
% change 2021 over 2017	95.1%	78.5%

●	The company’s insurance and reinsurance operations achieved strong growth in 2021, with gross premiums written up by 25.4% or $4,816.9, and net premiums written up by 21.0% or $3,091.7 driven by a strong pricing environment, with all operating companies reporting increases in excess of 20% except Zenith National, where growth was more modest due to a less robust pricing environment in the workers’ compensation business.
●	The growth in net premiums written in 2021 was partially offset by loss portfolio transfers of prior year reserves and discontinued lines of business at Brit ($344.1) and Crum & Forster ($358.1). Excluding the loss portfolio transfers (which were accounted for as negative premiums and recorded as a reduction to net written and earned premium), net premiums written grew by 25.8%.
●	Since 2017 the company has nearly doubled its premiums, almost entirely organically, and has retained an increased level of the business written as it managed its global insurance risk. The company’s insurance and reinsurance companies successfully benefited from the continued hard market conditions in 2021, supported by the company’s diversified operations (both geographically and lines of business written). The company’s net premiums written to statutory surplus (total equity) in 2021 has increased with some companies now writing in excess of 1.0 times. In 2021 Crum & Forster’s and Northbridge’s net premiums written to statutory surplus was 1.5 times and 1.2 times compared to Allied World and Odyssey Group at 0.8 times and 0.9 times, reflecting their ability to further expand in these favourable market conditions that continue to prevail in many of their markets, particularly in North America.
●	An example of the organic growth the company achieved in 2021 was Brit’s initiative Ki Insurance, where Ki Insurance’s premiums were $395.6 in its first year of business. Ki Insurance is Brit’s fully digital and algorithmically-driven Lloyd’s of London syndicate.
●	The company’s property and casualty insurance and reinsurance operations reported a record year of underwriting profit of $801.2 and a 95.0% combined ratio, despite one of the highest years for catastrophe losses on record and COVID-19 losses which totaled $1,203.2 or 7.5 combined ratio points, compared to a combined ratio of 97.8% and an underwriting profit of $309.0 in 2020 which absorbed catastrophe and COVID-19 losses of $1,313.0 or 9.5 combined ratio points. The impact of the increased severity experienced in catastrophe losses during 2021, reflected in the losses from Hurricane Ida, the U.S. winter storms, and the European floods, were mitigated by the company’s property and casualty insurance and reinsurance operations’ strong underwriting and risk management disciplines across all operating companies, diversification provided by the company’s decentralized organization, and the significant growth achieved in net premiums earned.

FAIRFAX FINANCIAL HOLDINGS LIMITED

●	The company produced underwriting profits in four of the last five years with the underwriting loss in 2017 reflecting the historic frequency and severity of catastrophe events, which included Hurricanes Harvey, Irma and Maria and the California wildfires. It is anticipated that the insurance industry will have in excess of $100 billion of catastrophe losses in 2021, representing the second costliest year ever after the record losses in 2017.
●	The property and casualty insurance and reinsurance operations continued to experience net favourable prior year reserve development, with a benefit of $355.6 or 2.2 combined ratio points in 2021, inclusive of $73.5 of net adverse prior year reserve development relating to the company’s COVID-19 ultimate losses from 2020. At December 31, 2021 net unpaid claims for COVID-19 losses was $417.4, of which 70.5% was incurred but not reported losses.
●	Run-off reported net adverse prior year reserve development of $212.0 related to exposures in asbestos, pollution and other hazard reserves. For details on the Life Insurance and Run-off reporting segment, refer to the Components of Net Earnings section of this MD&A under the heading "Life Insurance and Run-off".

Insurance Environment

Property and casualty insurers saw significant growth in premium volume in 2021 resulting from favourable underwriting conditions and rate increases across most lines of business. This year also provided a reminder that insurers are in the risk business with the industry absorbing significant catastrophe losses in 2021, second only to 2017. Despite improving underwriting conditions, the property and casualty insurance and reinsurance industry is expected to report a modest underwriting loss, weighed down by the impact of elevated catastrophe losses stemming from traditional and secondary perils, inflationary pressures, both on underlying costs and social inflation, and a return to more normal economic activity following extensive government mandated shutdowns in 2020.

Favourable underwriting conditions are expected to continue into 2022 as inflationary pressures continue to build, the risks associated with climate change become more prominent with above average catastrophe losses, and insurers bring pricing more in line with loss costs, particularly in lines of business that have underperformed. Insurers saw significant decreases in COVID-19 related losses in 2021 compared with the previous year, as global economies emerge from government mandated lockdowns and vaccines become widely distributed, causing an increase toward pre-pandemic loss frequency as normal daily activities resume. Given the uncertain and continually evolving situation resulting from COVID-19 including subsequent variants, it is difficult to predict the effect the pandemic will continue to have on the insurance industry. Although the industry is well capitalized heading into 2022, the industry continues to feel the effects of low interest rates that negatively affect operating income, although investment results have been supported by strong equity markets throughout 2021.

The reinsurance sector continued to benefit from the hard underlying insurance market in 2021 with most lines of business achieving significant rate increases, primarily casualty lines of business, and the tightening of terms and conditions, particularly related to infectious diseases and cyber risks. The increased frequency and severity of catastrophe losses in recent years and the losses associated with secondary perils, and adverse loss trends on certain U.S. casualty lines, is expected to continue to provide support for favourable underwriting terms and pricing in reinsurance lines in 2022. The reinsurance industry continues to be well capitalized with global reinsurance capital growing in 2021 with strong equity markets, retained profits and the continued growth of alternative capital.

Non-insurance companies

Operating income (loss) - Non-insurance companies

			Performance	Fairfax India
	Restaurants		fee expense	excluding impact of	Thomas Cook
	and retail(1)	Fairfax India(1)	(income)(2)	performance fee	India(1)	Other(1)	Total
2017	126.9	(51.2)	112.2	61.0	56.8	79.6	324.3
2018	131.9	99.7	—	99.7	27.1	121.6	380.3
2019	79.4	113.6	48.5	162.1	(176.7)	(18.7)	46.1
2020	(69.5)	11.0	(42.0)	(31.0)	(66.5)	(53.7)	(220.7)
2021	86.5	(60.7)	85.2	24.5	(44.2)	11.4	78.2

(1)	As disclosed in Note 25 (Segmented Information) to the relevant consolidated financial statements for the years ended December 31.

FAIRFAX FINANCIAL HOLDINGS LIMITED

(2)	Relates to performance fees recorded by Fairfax India to be paid to the company pursuant to Fairfax India’s investment advisory agreement with the company. This intercompany fee is eliminated in the company’s consolidated financial reporting. Refer to Note 28 (Related Party Transactions) to the consolidated financial statements for the year ended December 31, 2021. Fairfax has earned $119.6 in performance fees from Fairfax India since Fairfax India’s inception in 2015 that was paid in subordinate voting shares of Fairfax India for the cumulative period ending December 31, 2020.
●	Operating income in the Non-insurance companies reporting segment of $78.2 in 2021 saw significant improvements over the operating loss of $220.7 in 2020, principally reflecting the easing of COVID-19 related lock down restrictions that negatively affected the Restaurant and retail operating segment’s Canadian operations (which also benefited from higher government subsidies in 2020) and Fairfax’s companies that operate in India (Fairfax India and Thomas Cook India), and the Other operating segment producing operating income in 2021 compared to an operating loss in 2020, primarily reflecting the deconsolidation of Fairfax Africa and its subsidiary CIG (both on December 8, 2020).
●	The company’s investments in non-insurance associates and market traded consolidated non-insurance subsidiaries are primarily held in the insurance and reinsurance companies’ investment portfolios and as such are managed and reviewed by management as part of portfolio investment performance. Refer to the heading Financial Condition within this section of the MD&A for additional details on the pre-tax excess of fair value over the carrying value of investments in non-insurance associates and market traded consolidated non-insurance subsidiaries of $346.4 at December 31, 2021 that the company considers to be portfolio investments.

Share of profit (loss) of associates

	Insurance and reinsurance				Non-insurance
												Total
		Gulf	All					IIFL				investments in
	Eurolife	Insurance	other	Total	Eurobank	Resolute	Atlas(1)	Finance(2)	Quess	All other	Total	associates
2017	117.6	7.7	12.6	137.9	—	0.3	—	36.5	—	25.8	62.6	200.5
2018	18.1	7.3	(55.1)	(29.7)	—	74.4	8.8	45.3	8.4	113.9	250.8	221.1
2019	154.8	15.4	(23.7)	146.5	—	(4.9)	83.8	198.9	(183.2)	(71.5)	23.1	169.6
2020	6.1	5.8	107.4	119.3	(11.9)	(57.0)	116.4	19.9	(124.6)	(174.9)	(232.1)	(112.8)
2021	14.3	55.5	2.8	72.6	162.3	75.9	69.5	40.6	(1.4)	(17.5)	329.4	402.0

(1)	Formerly Seaspan Corporation during 2019 and 2018.
(2)	Formerly IIFL Holdings Limited during 2018 and 2017.
●	Share of profit of associates in 2021 of $402.0 did not include any non-cash impairment charges compared to share of loss of associates of $112.8 in 2020 which included non-cash impairment charges of $240.3, principally related to investments in Quess ($98.3), Resolute ($56.5), Atlas Mara ($35.0) and Astarta ($26.3). The financial impact of COVID-19 during 2020 was a significant contributor to the non-cash impairment charges recorded and the business challenges experienced at many of the company’s non-insurance investments in associates. Fairfax has seen improvements during 2021 in the underlying operations that is evidenced in the company’s share of profit recorded and the absence of impairment charges.

Net gains (losses) on investments

	Long equity	Short equity	Net equity exposures			Net gains on
	exposures	exposures	and financial effects	Bonds	Other	investments
2017	1,067.0	(417.9)	649.1	44.9	773.5	1,467.5
2018	431.9	(38.2)	393.7	(38.4)	(102.4)	252.9
2019	1,280.0	(57.8)	1,222.2	197.1	296.9	1,716.2
2020	371.9	(528.6)	(156.7)	562.2	(92.4)	313.1
2021	2,312.1	—	2,312.1	(286.6)	1,419.6	3,445.1

●	Net gains on investments of $3,445.1 in 2021 principally reflected net gains on long equity exposures and preferred stocks (included in Other in the table above and described below), partially offset by net losses on bonds. Net gains on investments of $313.1 in 2020 reflected markets significantly rebounding by year end, reversing the adverse impact COVID-19 had on the global financial markets in the first quarter of 2020, and principally reflected net gains on bonds and other equity derivatives, partially offset by net losses on short equity derivatives (positions fully closed out in 2020) and U.S. treasury bond forward contracts.

FAIRFAX FINANCIAL HOLDINGS LIMITED

●	At December 31, 2021 the company’s insurance and reinsurance companies held $24,894.8 in cash and short-dated investments representing 50.3% of portfolio investments, comprised of $21,799.5 of subsidiary cash and short-term investments and $3,095.3 of short-dated U.S. treasuries, which has dampened interest income in 2021 and for the near term, but has protected Fairfax from the impact of inflation and rising interest rates. The company’s total investment return will benefit from rising short-term interest rates as the allocation from cash and short-term investments shifts into short-dated fixed income securities with higher interest rates.
●	During June 2021, the company’s 49.0% equity accounted associate Go Digit Infoworks Services Private Limited ("Digit") entered into agreements with certain third party investors for its general insurance subsidiary Go Digit Insurance Limited ("Digit Insurance") to raise approximately $200 of new equity shares, valuing Digit Insurance at approximately $3.5 billion. The increase in the value of Digit Insurance resulted in the company recording a net unrealized gain of $1,490.3 on its investment in Digit compulsory convertible preferred shares in 2021. The company anticipates it will consolidate Digit when it receives regulatory approvals to increase its equity interest in Digit above 49.0% to a controlling interest.

Financial Condition

		Total debt to total
		capital, excluding	Excess	Net earnings
	Holding	consolidated	(deficiency) of	attributable to	Common	Book value	Closing
	company cash	non-insurance	fair value over	shareholders	shareholders	per basic	share price
	and investments	companies(1)	carrying value (2)	of Fairfax	' equity	share	in Cdn$
2017	2,356.9	23.8%	1,160.9	1,740.6	12,475.6	449.55	669.34
2018	1,550.6	25.0%	(98.4)	376.0	11,779.3	432.46	600.98
2019	975.2	24.5%	(209.0)	2,004.1	13,042.6	486.10	609.74
2020	1,229.4	29.7%	(662.6)	218.4	12,521.1	478.33	433.85
2021	1,446.2	24.1%	346.4	3,401.1	15,049.6	630.60	622.24

% change 2021 over 2020						31.8%	43.4%
% change 2021 over 2017						40.3%	(7.0)%

(1)	Excludes borrowings at the consolidated non-insurance companies as those are non-recourse to the holding company.
(2)	Excess (deficiency) of fair value over carrying value of non-insurance associates and market traded consolidated non-insurance subsidiaries as disclosed in Financial Condition under the heading Book Value Per Basic Share in this MD&A.
●	Maintaining an emphasis on financial soundness, the company held $1,478.3 of cash and investments at the holding company at December 31, 2021 compared to $1,252.2 at December 31, 2020, with its $2.0 billion unsecured revolving credit facility undrawn. The holding company cash and investments, as mentioned before, supports the decentralized structure and enables Fairfax to deploy capital to the company’s insurance and reinsurance companies efficiently.
●	The company’s property and casualty insurance and reinsurance companies continue to maintain capital well above minimum regulatory levels, at levels adequate to support their issuer credit and financial strength ratings, and above internally calculated risk management levels. Refer to the Financial Condition section under the heading Capital Resources and Management within this MD&A for additional details on the financial strength ratings of the company’s property and casualty insurance and reinsurance operating companies.
●	The company’s consolidated total debt to total capital ratio improved to 24.1% at December 31, 2021 from 29.7% at December 31, 2020, primarily reflecting higher total capital, due principally to the significant increase in total equity attributable to net earnings of just over $3.4 billion and increased non-controlling interests, and a reduction in borrowings at the holding company and the insurance and reinsurance companies, with no significant holding company debt maturities until 2024.

FAIRFAX FINANCIAL HOLDINGS LIMITED

●	At December 31, 2021 the excess of fair value over carrying value of investments in non-insurance associates and market traded consolidated non-insurance subsidiaries was $346.4 compared to a deficiency, where the carrying value was higher than fair value, at December 31, 2020 of $662.6. This is a significant improvement in 2021 of just over $1.0 billion, with the pre-tax excess of $346.4 not reflected in the company’s book value per share, but regularly reviewed by management as an indicator of investment performance. The company’s investments in non-insurance associates accounted for $883.4 of the appreciation, principally attributable to Atlas ($284.9), Eurobank ($278.2), Quess ($208.3) and Resolute ($73.7), and the improvements in market traded consolidated non-insurance subsidiaries of $125.6, primarily related to Fairfax India ($93.5) and Thomas Cook India ($59.4).
●	Common shareholders’ equity increased to $15,049.6 at December 31, 2021 from $12,521.1 at December 31, 2020, primarily reflecting:
●	a record year of net earnings attributable to shareholders of Fairfax of $3,401.1, only two years after the company’s previous record was set in 2019; and
●	other net changes in capitalization of $552.9 (principally related to aggregate equity gains, recorded directly in common shareholders’ equity, on the sale of non-controlling interests in Odyssey Group and Brit); partially offset by
●	completion of a substantial issuer bid pursuant to which Fairfax purchased for cancellation 2 million subordinate voting shares for cash consideration of $1.0 billion or $500.00 per share, well below the company’s book value per basic share; and
●	payments of common and preferred share dividends of $316.6.
●	Book value per basic share was $630.60 at December 31, 2021 compared to $478.33 at December 31, 2020, representing an increase of 31.8% (without adjustment for the $10.00 per common share dividend paid in the first quarter of 2021), or an increase of 34.2% adjusted to include that dividend.
●	The company’s book value per basic share has increased 40.3% since 2017 while the share price in Canadian dollars has declined by 7.0%. As a result, Fairfax has completed share buybacks but not at the expense of supporting growth at the insurance and reinsurance companies and maintaining strong issuer credit and financial strength ratings at the holding company and insurance and reinsurance companies. Fairfax has purchased 3,102,998 subordinate voting shares for cancellation from the fourth quarter of 2017 up to December 31, 2021, at a cost of $1,465.9, or an average of $472.45 per share, a significant benefit to Fairfax’s long term shareholders.
●	Information on the company’s 2021 Environmental, Social and Governance ("ESG") report can be accessed from the company’s website www.fairfax.ca.

COVID-19

For a discussion of the effects of the COVID-19 pandemic, see note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2021.

Business Developments

Substantial Issuer Bid

On December 29, 2021 the company completed a substantial issuer bid pursuant to which it purchased for cancellation 2,000,000 subordinate voting shares for cash consideration of $1.0 billion or $500.00 per share.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Acquisitions and Divestitures

The following narrative sets out the company’s key business developments in 2021 and 2020 by reporting segment. For details of these transactions refer to note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2021 and to the Components of Net Earnings section of this MD&A under the relevant reporting segment.

Odyssey Group

On December 15, 2021 Odyssey Group issued shares representing an aggregate 9.99% equity interest to a subsidiary of Canada Pension Plan Investment Board ("CPPIB") and OMERS, the pension plan for Ontario’s municipal employees, for cash consideration of $900.0 which was subsequently paid by Odyssey Group as a dividend to Fairfax. The company recorded an aggregate equity gain of $429.1, principally comprised of a dilution gain and the fair value of a call option received, which was presented as other net changes in capitalization in the consolidated statement of changes in equity. The company has the option to purchase the interests of CPPIB and OMERS in Odyssey Group at certain dates commencing in January 2025.

Brit

On August 27, 2021 Brit issued shares representing a 13.9% equity interest to OMERS for cash consideration of $375.0 which was subsequently paid by Brit as a dividend to Fairfax. The company recorded an aggregate equity gain of $115.4, principally comprised of a dilution gain and the fair value of a call option received, which was presented as other net changes in capitalization in the consolidated statement of changes in equity. The company has the option to purchase OMERS’ interest in Brit at certain dates commencing in October 2023.

During 2020 the company increased its ownership interest in Brit to 100% from 89.3% at December 31, 2019.

In the fourth quarter of 2020 Brit launched Ki Insurance, a newly formed subsidiary that is a fully digital and algorithmically-driven Lloyd’s of London syndicate accessible from anywhere, at anytime.

Fairfax Asia

On June 17, 2021 the company increased its ownership interest in Singapore Reinsurance Corporation Limited ("Singapore Re") from 28.2% to 94.0% for $102.9 (SGD 138.0) and subsequently increased its ownership interest to 100%.

Life insurance and Run-off

On August 23, 2021 the company sold its 60.0% joint venture interest in RiverStone Barbados to CVC Capital Partners (“CVC”) for consideration of $695.7, principally comprised of cash of $462.0 and non-voting shares of CVC’s RiverStone Barbados holding company. Prior to completion of the transaction, certain subsidiaries of RiverStone Barbados held investments in various Fairfax subsidiaries and certain other companies. As part of the transaction, on February 8, 2021 the company had entered into Asset Value Loan Notes (“AVLNs”) to guarantee the then approximately $1.3 billion value of the securities to CVC and certain affiliates thereof until such time the securities are purchased by or sold at the direction of Hamblin Watsa, prior to the end of 2022.

On July 14, 2021 the company increased its interest in Eurolife to 80.0% from 50.0% by exercising a call option valued at $127.3 to acquire the joint venture interest of OMERS for cash consideration of $142.7 (€120.7).

On March 31, 2020 the company contributed its wholly owned European Run-off group to RiverStone Barbados, a newly created joint venture entity in which the company received a 60.0% equity interest. The company deconsolidated European Run-off and commenced applying the equity method of accounting to its joint venture interest in RiverStone Barbados.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Non-insurance companies

Fairfax India

On April 29, 2021 Fairfax India sold its 48.8% equity interest in Privi to certain affiliates of Privi’s founders for $164.8 (12.2 billion Indian rupees).

During 2020 Fairchem reorganized into two separate entities, comprised of the oleochemicals and neutraceuticals businesses ("Fairchem") and the aroma chemicals business ("Privi").

Other

On August 19, 2021 the company sold the operations of Toys "R" Us Canada for consideration of $90.3 (Cdn$115.7).

On August 5, 2021 Mosaic Capital completed a privatization arrangement with a third party purchaser pursuant to which the company principally exchanged its holdings of Mosaic Capital debentures and warrants, and cash of $10.7 (Cdn$13.3), for $130.8 (Cdn$163.3) of newly issued Mosaic Capital 25-year debentures.

During March 2021, Boat Rocker completed an initial public offering for $135.5 (Cdn$170.1) and Farmers Edge completed an initial public offering for $113.8 (Cdn$143.8).

On December 8, 2020 Helios acquired a 45.9% voting and equity interest in Fairfax Africa, which was subsequently renamed Helios Fairfax Partners Corporation.

On July 1, 2020 the company commenced consolidating Farmers Edge, a provider of advanced digital tools to growers and other key participants in the agricultural value chain.

On May 29, 2020 the company completed a reverse acquisition of Horizon North which was subsequently renamed Dexterra Group.

Sources of Income

Income for the most recent three years was comprised as follows:

	2021	2020	2019
Net premiums earned - Property and Casualty Insurance and Reinsurance
Northbridge	1,800.9	1,424.1	1,240.3
Odyssey Group	4,245.9	3,586.6	3,179.2
Crum & Forster	2,512.8	2,426.2	2,193.8
Zenith National	711.1	643.8	735.0
Brit	1,754.3	1,710.7	1,641.9
Allied World	3,451.6	2,722.6	2,335.4
Fairfax Asia	249.7	221.7	215.2
Other	1,363.9	1,124.9	1,046.8
	16,090.2	13,860.6	12,587.6
Life insurance and Run-off	467.8	128.1	642.1
Net premiums earned	16,558.0	13,988.7	13,229.7
Interest and dividends	640.8	769.2	880.2
Share of profit (loss) of associates	402.0	(112.8)	169.6
Net gains on investments	3,445.1	313.1	1,716.2
Gain on sale and consolidation of insurance subsidiaries	264.0	117.1	—
Other revenue(1)	5,158.0	4,719.6	5,537.1
	26,467.9	19,794.9	21,532.8

FAIRFAX FINANCIAL HOLDINGS LIMITED

(1)	Represents revenue earned by the Non-insurance companies reporting segment, which is comprised primarily of the revenue earned by Recipe, Sporting Life and Golf Town, Thomas Cook India and its subsidiary Sterling Resorts, Fairfax India and its subsidiaries, AGT, Boat Rocker, Dexterra Group (acquired on May 29, 2020) and Farmers Edge (consolidated on July 1, 2020). Also included is the revenue earned by the following companies up to the noted date of deconsolidation: Toys "R" Us Canada (August 19, 2021), Mosaic Capital (August 5, 2021), Rouge Media (January 1, 2021), and Fairfax Africa and its subsidiary CIG (both on December 8, 2020).

Year ended December 31, 2021

The increase of $2,229.6 in net premiums earned by the company’s property and casualty insurance and reinsurance operations in 2021 reflected continued strong growth at Allied World ($729.0, 26.8%), Odyssey Group ($659.3, 18.4%), Northbridge ($376.8, 26.5%, inclusive of the favourable effect of foreign currency translation), Insurance and Reinsurance – Other ($239.0, 21.2%), Crum & Forster ($86.6, 3.6%), Zenith National ($67.3, 10.5%), Brit ($43.6, 2.5%) and Fairfax Asia ($28.0, 12.6%). Refer to the Components of Net Earnings section of this MD&A under the relevant reporting segment for details about net premiums earned by the company’s property and casualty insurance and reinsurance operations, and Life insurance and Run-off in 2021 and 2020.

A detailed analysis of consolidated interest and dividends, share of profit (loss) of associates and net gains on investments in 2021 and 2020 is provided in the Investments section of this MD&A.

Gain on sale and consolidation of insurance subsidiaries of $264.0 in 2021 related to realized gains on the consolidation of Eurolife ($130.5) and Singapore Re ($32.4), a realized gain of $36.1 recorded by Allied World on disposition of its majority interest in Vault Insurance and other modest gains recorded by the insurance and reinsurance subsidiaries. Gain on sale and consolidation of insurance subsidiaries of $117.1 in 2020 related to the deconsolidation of European Run-off as described in the Run-off section of this MD&A.

Other revenue earned by the Non-insurance companies reporting segment increased to $5,158.0 in 2021 from $4,719.6 in 2020, principally reflecting higher business volumes at the Restaurants and retail operating segment (partially offset by the deconsolidation of Toys "R" Us Canada on August 19, 2021), Boat Rocker, Dexterra Group (partly due to the reverse acquisition of Horizon North on May 29, 2020) and AGT, and the impact of the strengthening of the Canadian dollar relative to the U.S. dollar on the non-insurance companies located in Canada, partially offset by the deconsolidation of Fairfax Africa (on December 8, 2020) and Privi at Fairfax India (on April 29, 2021). Refer to the Non-insurance companies section of this MD&A for additional details on other revenue in 2021 and 2020.

Year ended December 31, 2020 compared to December 31, 2019

The increase in net premiums earned by the company’s property and casualty insurance and reinsurance operations in 2020 reflected increases at Odyssey Group ($407.4, 12.8%), Allied World ($387.2, 16.6%), Crum & Forster ($232.4, 10.6%), Northbridge ($183.8, 14.8%, inclusive of the unfavourable effect of foreign currency translation), Insurance and Reinsurance – Other ($78.1, 7.5%), Brit ($68.8, 4.2%) and Fairfax Asia ($6.5, 3.0%), partially offset by a decrease at Zenith National ($91.2, 12.4%). Net premiums earned at Run-off in 2020 and 2019 principally reflected the first quarter 2020 Part VII transfer and reinsurance transactions and the first quarter 2019 reinsurance transaction as described in the Run-off section of the MD&A in the 2020 Annual Report.

Net investment gains of $313.1 in 2020 principally reflected net gains on bonds (due to unrealized appreciation of high quality corporate bonds) and long equity exposures, partially offset by net losses on short equity exposures (resulting from closing out the company’s remaining short equity total return swaps) and U.S. treasury bond forward contracts. Net investment gains of $1,716.2 in 2019 principally reflected net gains on common stocks, net unrealized gains on the company’s investment in the Digit compulsory convertible preferred shares, net gains on bonds and equity derivatives, and a non-cash gain of $171.3 as a result of the deconsolidation of Grivalia Properties upon its merger into Eurobank, partially offset by net losses on other derivative contracts and U.S. treasury bond forward contracts.

Interest and dividends decreased to $769.2 in 2020 from $880.2 in 2019, primarily reflecting lower interest income earned, principally on U.S. treasury bonds and cash and short term investments, partially offset by higher interest income earned on high quality U.S. corporate bonds.

Share of loss of associates of $112.8 in 2020 primarily reflected non-cash impairment losses of $240.3 (principally related to investments in Quess, Resolute, Atlas Mara and Astarta) and share of loss of Sanmar of $48.6 and Bangalore Airport of $30.5, partially offset by share of profit of Atlas of $116.4 and RiverStone Barbados of $113.0. Share of profit of associates of $169.6 in 2019 principally reflected

FAIRFAX FINANCIAL HOLDINGS LIMITED

share of a spin-off distribution gain at IIFL Holdings, share of profit of Eurolife and share of a significant gain at Atlas (formerly Seaspan), partially offset by a non-cash impairment loss of $190.6 recognized by Thomas Cook India on the Quess shares that were transferred to its minority shareholders (fully attributed to non-controlling interests) and share of loss of APR Energy and Atlas Mara.

Other revenue earned by the Non-insurance companies reporting segment decreased to $4,719.6 in 2020 from $5,537.1 in 2019 principally reflecting temporary closures and other economic effects related to COVID-19 at the company’s Non-insurance companies reporting segment primarily impacting Restaurants and retail, Thomas Cook India, Fairfax India’s subsidiaries (lower business volumes at NCML and Privi, partially offset by higher business volumes at Saurashtra Freight), and Fairfax Africa’s subsidiary CIG (both deconsolidated on December 8, 2020), and the deconsolidation of Grivalia Properties (on May 17, 2019), partially offset by the inclusion of a full year of revenue of AGT in 2020 (consolidated on April 17, 2019) and the consolidations of Horizon North (on May 29, 2020) and Farmers Edge (on July 1, 2020).

Net Premiums Written by Reporting Segment

The table below presents net premiums written by the company’s insurance and reinsurance operations.

			% change
			year-over-
Net premiums written - Property and Casualty Insurance and Reinsurance	2021	2020	year
Northbridge	1,917.4	1,540.4	24.5
Odyssey Group	4,849.4	3,789.6	28.0
Crum & Forster	2,689.3	2,543.0	5.8
Zenith National	713.0	646.1	10.4
Brit	1,998.3	1,775.6	12.5
Allied World	3,907.8	3,017.6	29.5
Fairfax Asia	260.6	221.6	17.6
Other	1,473.6	1,183.8	24.5
	17,809.4	14,717.7	21.0
Life insurance and Run-off	468.7	146.8	219.3
Net premiums written	18,278.1	14,864.5	23.0

Property and Casualty Insurance and Reinsurance Operations

Northbridge’s net premiums written increased by 24.5% in 2021 (increased by 16.4% in Canadian dollar terms), primarily reflecting new business, strong retention of renewal business, rate increases and decreased returned premium due to reduced exposure from COVID-19 closures.

Odyssey Group’s net premiums written increased by 28.0% in 2021, principally reflecting increased business volume across all divisions, principally North America (primarily U.S. property reinsurance (including a large quota share agreement covering homeowners risks in the U.S. that was written at the end of 2021) and U.S. casualty reinsurance), U.S. Insurance (primarily growth in crop, financial products and professional liability) and London Market (primarily general liability and directors and officers liability at Newline), partially offset by growth in business with higher cession rates, primarily in U.S. Insurance.

Crum & Forster’s net premiums written increased by 5.8% in 2021, principally reflecting growth in Accident and Health (primarily medical and travel), Commercial lines (primarily cyber), and Surplus and Specialty (primarily general liability and umbrella) divisions, partially offset by the fourth quarter 2021 intercompany reinsurance transaction discussed in the Crum & Forster section of this MD&A.

Zenith National’s net premiums written increased by 10.4% in 2021, primarily reflecting increased payroll exposure in workers’ compensation business, growth in other property and casualty lines of business and the complete unwinding of provisions for premium adjustments made in 2020 associated with expected reduced payroll exposure from COVID-19, partially offset by price decreases in the workers’ compensation business.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Brit’s net premiums written increased by 12.5% in 2021, primarily reflecting Ki Insurance which commenced underwriting in 2021, increases in certain London Insurance lines of business (primarily cyber, professional liability and property), London Reinsurance lines of business (primarily property and casualty treaty), Overseas Distribution (primarily cyber and casualty treaty) and rate increases across most lines of business, partially offset by the fourth quarter 2021 reinsurance transaction discussed in the Brit section of this MD&A.

Allied World’s net premiums written increased by 29.5% in 2021, primarily reflecting new business and rate increases across both the insurance segment (principally the North America and Global Markets platforms relating to professional lines and excess casualty) and the reinsurance segment (primarily North American casualty lines of business) and increased retention, primarily in casualty and professional lines of business.

Fairfax Asia’s net premiums written increased by 17.6% in 2021, principally reflecting the consolidation of Singapore Re. Excluding the effect of Singapore Re, net premiums written decreased by 0.5% in 2021, primarily reflecting decreased business volumes on the 25% quota share reinsurance participation in the net underwriting result of MS First Capital’s insurance portfolio at Falcon Insurance, which were largely retained, partially offset by increased business volumes at AMAG Insurance (primarily motor) and Pacific Insurance (non-motor lines).

Insurance and Reinsurance – Other’s net premiums written increased by 24.5% in 2021, primarily reflecting increases at Group Re, Fairfax CEE (Polish Re and Colonnade Insurance) and Fairfax Brasil, partially offset by decreased premium retention at La Meridional Argentina (primarily related to a quota share reinsurance arrangement).

Life insurance and Run-off

Eurolife’s net premiums written of $110.6 for the period July 14, 2021 to December 31, 2021, primarily consisted of traditional life insurance policies (whole life and term life), Group benefits including retirement benefits, and accident and health insurance policies.

Refer to the Run-off section of this MD&A which describes Run-off’s net premiums written related to the fourth quarter 2021 intercompany reinsurance transaction and the first quarter 2020 Part VII transfer and reinsurance transactions.

Net Premiums Earned by Geographic Region

As presented in note 25 (Segmented Information) to the consolidated financial statements for the year ended December 31, 2021, the United States, Canada, International and Asia accounted for 62.4%, 12.6%, 17.5% and 7.5% respectively, of net premiums earned by geographic region in 2021, compared to 62.4%, 11.9%, 17.8% and 7.9% respectively, in 2020.

United States

Net premiums earned in the United States geographic region increased by 18.2% from $8,741.0 in 2020 to $10,333.4 in 2021 primarily reflecting increases at Allied World (growth in casualty and professional lines in both the insurance and reinsurance segments), Odyssey Group (growth in both reinsurance (primarily property and casualty) and insurance (crop, financial products and professional liability)), Brit (Overseas Distribution (primarily cyber and casualty treaty)) and Crum & Forster (growth in medical and travel, cyber, general liability and umbrella), partially offset by the fourth quarter 2021 reinsurance transaction at Brit.

Canada

Net premiums earned in the Canada geographic region increased by 25.3% from $1,659.0 in 2020 to $2,078.2 in 2021 primarily reflecting an increase at Northbridge (new business, strong retention of renewal business, rate increases and decreased returned premium due to reduced exposure from COVID-19 closures).

International

Net premiums earned in the International geographic region increased by 16.7% to $2,899.4 in 2021 from $2,483.9 in 2020 primarily reflecting increases at Insurance and Reinsurance - Other (growth across all operating segments and the consolidation of Eurolife General), Allied World (primarily growth in European professional lines), and Odyssey Group (primarily general liability and directors

FAIRFAX FINANCIAL HOLDINGS LIMITED

and officers liability at Newline), partially offset by the decrease in net premiums earned in the Life Insurance and Run-off reporting segment (principally related to the first quarter 2020 transactions at Run-off, partially offset by the consolidation of Eurolife on July 14, 2021).

Asia

Net premiums earned in the Asia geographic region increased by 12.9% from $1,104.8 in 2020 to $1,247.0 in 2021 primarily reflecting increases at Insurance and Reinsurance - Other (growth at Group Re and Polish Re), Odyssey Group (growth in motor and property reinsurance) and the consolidation of Singapore Re.

Sources of Net Earnings

The table below presents the sources of the company’s net earnings for the years ended December 31, 2021, 2020 and 2019 using amounts presented in note 25 (Segmented Information) to the company’s consolidated financial statements for the years ended December 31, 2021 and 2020, set out in a format the company has consistently used as it believes it assists in understanding the composition and management of the company. The table shows separately combined ratios and underwriting results for each of the Property and Casualty Insurance and Reinsurance segments. Operating income (loss) as presented for the Property and Casualty Insurance and Reinsurance, Life insurance and Run-off and Non-insurance companies reporting segments includes interest and dividends and share of profit (loss) of associates, and excludes net gains (losses) on investments which are considered a less predictable source of investment income. Net gains (losses) on investments is disaggregated into net realized gains (losses) on investments and net

FAIRFAX FINANCIAL HOLDINGS LIMITED

change in unrealized gains (losses) on investments, consistent with the manner in which management reviews the results of the company’s investment management strategies.

	2021	2020	2019
Combined ratios - Property and Casualty Insurance and Reinsurance
Northbridge	88.8%	92.4%	96.2%
Odyssey Group	97.8%	94.7%	97.2%
Crum & Forster	95.9%	97.5%	97.6%
Zenith National	88.4%	91.9%	85.2%
Brit	96.8%	114.0%	96.9%
Allied World	93.4%	95.4%	97.5%
Fairfax Asia	91.9%	96.8%	97.0%
Other	98.5%	99.5%	101.7%
Consolidated	95.0%	97.8%	96.9%

Sources of net earnings
Operating income - Property and Casualty Insurance and Reinsurance:
Underwriting profit (loss):
Northbridge	202.2	108.8	46.7
Odyssey Group	92.2	189.9	89.9
Crum & Forster	101.9	60.1	51.8
Zenith National	82.8	51.9	108.8
Brit	55.6	(240.3)	51.1
Allied World	226.4	126.0	57.7
Fairfax Asia	20.1	7.1	6.4
Other	20.0	5.5	(17.9)
Underwriting profit	801.2	309.0	394.5
Interest and dividends	441.7	560.6	657.0
Share of profit of associates	324.1	46.2	56.0
Operating income - property and casualty insurance and reinsurance	1,567.0	915.8	1,107.5
Operating loss - Life insurance and Run-off	(272.9)	(194.6)	(214.7)
Operating loss - Non-insurance companies	(7.0)	(178.7)	(2.4)
Interest expense	(513.9)	(475.9)	(472.0)
Corporate overhead and other expense	(89.7)	(252.7)	98.1
Gain on sale and consolidation of insurance subsidiaries	264.0	117.1	—
Pre-tax income (loss) before net gains (losses) on investments	947.5	(69.0)	516.5
Net realized gains (losses) on investments	1,463.0	(669.1)	633.4
Pre-tax income (loss) including net realized gains (losses) on investments	2,410.5	(738.1)	1,149.9
Net change in unrealized gains on investments	1,982.1	982.2	1,082.8
Earnings before income taxes	4,392.6	244.1	2,232.7
Provision for income taxes	(726.0)	(206.7)	(261.5)
Net earnings	3,666.6	37.4	1,971.2

Attributable to:
Shareholders of Fairfax	3,401.1	218.4	2,004.1
Non-controlling interests	265.5	(181.0)	(32.9)
	3,666.6	37.4	1,971.2

Net earnings per share	$129.33	$6.59	$72.80
Net earnings per diluted share	$122.25	$6.29	$69.79
Cash dividends paid per share	$10.00	$10.00	$10.00

FAIRFAX FINANCIAL HOLDINGS LIMITED

The company reported net earnings attributable to shareholders of Fairfax of $3,401.1 (net earnings of $129.33 per basic share and $122.25 per diluted share) in 2021 compared to net earnings attributable to shareholders of Fairfax of $218.4 (net earnings of $6.59 per basic share and $6.29 per diluted share) in 2020. The year-over-year increase in profitability principally reflected the following:

Underwriting Profit - Property and Casualty Insurance and Reinsurance

The consolidated combined ratio of the property and casualty insurance and reinsurance operations was 95.0% in 2021, producing an underwriting profit of $801.2 despite catastrophe and COVID-19 losses of $1,203.2 (representing 7.5 combined ratio points), compared to a combined ratio of 97.8% and an underwriting profit of $309.0 in 2020. The property and casualty insurance and reinsurance operations continued to experience net favourable prior year reserve development, with a benefit of $355.6 or 2.2 combined ratio points compared to $454.9 or 3.3 combined ratio points in 2020. Net favourable prior year reserve development in 2021 and 2020 was comprised as follows:

Property and Casualty Insurance and Reinsurance	2021(1)	2020
Northbridge	(29.2)	(39.2)
Odyssey Group	(120.1)	(219.5)
Crum & Forster	(3.7)	(5.2)
Zenith National	(70.8)	(74.1)
Brit	(100.1)	(62.8)
Allied World	18.8	(5.1)
Fairfax Asia	(21.5)	(18.5)
Other	(29.0)	(30.5)
Net favourable prior year reserve development	(355.6)	(454.9)

(1)	Includes net adverse prior year reserve development on COVID-19 losses of $73.5, primarily at Odyssey Group and Allied World related to assumed business interruption exposures outside North America.

Current period catastrophe losses and COVID-19 losses in 2021 and 2020 were comprised as follows:

	2021			2020
		Combined			Combined
	Losses(1)	ratio impact(2)		Losses(1)	ratio impact(2)
Hurricane Ida	407.9	2.5		—	—
U.S. winter storms	246.0	1.5		—	—
European floods	219.8	1.4		—	—
Hurricane Laura	—	—		148.7	1.1
Hurricane Sally	—	—		69.9	0.5
Midwest Derecho	—	—		55.4	0.4
Other	274.4	1.8		370.3	2.7
Total catastrophe losses	1,148.1	7.2		644.3	4.7
COVID-19 losses(3)	55.1	0.3		668.7	4.8
	1,203.2	7.5	points	1,313.0	9.5	points

(1)	Net of reinstatement premiums.
(2)	Expressed in combined ratio points.
(3)

COVID-19 losses in 2021 primarily comprised of event cancellation coverage (approximately 51%) and accident and health exposures (approximately 42%). COVID-19 losses in 2020 were comprised primarily of business interruption exposures (approximately 35%, principally from business outside North America), event cancellation coverage (approximately 34%) and pandemic medical expense (approximately 10%).

FAIRFAX FINANCIAL HOLDINGS LIMITED

The following table presents the components of the company’s combined ratios for the years ended December 31:

	2021	2020
Underwriting profit - Property and Casualty Insurance and Reinsurance	801.2	309.0

Loss & LAE - accident year	64.9%	68.7%
Commissions	17.2%	17.0%
Underwriting expense	15.1%	15.4%
Combined ratio - accident year	97.2%	101.1%
Net favourable reserve development	(2.2)%	(3.3)%
Combined ratio - calendar year	95.0%	97.8%

The commission expense ratio of 17.2% in 2021 increased modestly compared to 17.0% in 2020, primarily reflecting the impact of reinsurance transactions in 2021 that added 0.7% to the commission expense ratio (the Brit fourth quarter 2021 reinsurance transaction and Crum & Forster fourth quarter 2021 intercompany reinsurance transaction, which reduced net premiums earned), partially offset by decreases at Allied World (primarily reflecting lower average gross commissions, primarily in the insurance segment).

The underwriting expense ratio decreased to 15.1% in 2021 from 15.4% in 2020, principally reflecting lower underwriting expense ratios at Allied World, Northbridge and Zenith National (primarily reflecting increased net premiums earned relative to modest increases in other underwriting expenses at each company), partially offset by the impact of reinsurance transactions in 2021 discussed above that added 0.6% to the underwriting expense ratio.

Other underwriting expenses increased to $2,431.9 in 2021 from $2,119.9 in 2020, primarily reflecting increased business volumes at most of the insurance and reinsurance companies. For further details refer to note 25 (Segmented Information) to the consolidated financial statements for the year ended December 31, 2021.

Operating expenses and Other expenses

Operating expenses as presented in the consolidated statement of earnings increased to $2,946.1 in 2021 from $2,536.5 in 2020, primarily reflecting increases in other underwriting expenses of the property and casualty insurance and reinsurance operations (as described in the preceding paragraph) and higher Fairfax and subsidiary holding companies’ corporate overhead (refer to the Corporate Overhead and Other section in this MD&A for details).

Other expenses as presented in the consolidated statement of earnings increased to $5,086.9 in 2021 from $4,858.9 in 2020, principally reflecting higher business volumes at Boat Rocker and Dexterra Group (partly due to the reverse acquisition of Horizon North on May 29, 2020), and the impact of the strengthening of the Canadian dollar relative to the U.S. dollar on the non-insurance companies located in Canada, partially offset by the deconsolidation of Fairfax Africa (on December 8, 2020) and Privi at Fairfax India (on April 29, 2021), and decreased expenses at the Restaurants and retail operating segment (due to the deconsolidation of Toys "R" Us Canada on August 19, 2021, partially offset by higher business volumes). Refer to the Non-insurance companies section of this MD&A for additional details.

Investment Income

An analysis of interest and dividends, share of profit (loss) of associates and net gains on investments for the years ended December 31, 2021 and 2020 is provided in the Investments sections of this MD&A.

Net Earnings by Reporting Segment

The company’s sources of net earnings shown by reporting segment are set out below for the years ended December 31, 2021 and 2020. In the Eliminations and adjustments column, the gross premiums written adjustment eliminates premiums on reinsurance ceded within the group, primarily to Odyssey Group, Allied World and Group Re. Also presented in that column are adjustments to eliminate investment management and administration fees paid by the operating companies to the holding company. Those fees are included in

FAIRFAX FINANCIAL HOLDINGS LIMITED

interest and dividends (as investment management expense) by the operating companies and in corporate overhead and other (expense) income by the Corporate and Other reporting segment.

Year ended December 31, 2021

	Property and Casualty Insurance and Reinsurance
										Life	Non-		Eliminations
		Odyssey	Crum &	Zenith		Allied	Fairfax			insurance	insurance	Corporate	and
	Northbridge	Group	Forster	National	Brit	World	Asia	Other	Total	and Run-off	companies	and Other	adjustments	Consolidated
Gross premiums written	2,126.6	5,746.3	3,729.7	735.2	3,238.3	5,851.9	537.0	2,365.8	24,330.8	472.3	—	—	(892.9)	23,910.2
Net premiums written	1,917.4	4,849.4	2,689.3	713.0	1,998.3	3,907.8	260.6	1,473.6	17,809.4	468.7	—	—	—	18,278.1
Net premiums earned	1,800.9	4,245.9	2,512.8	711.1	1,754.3	3,451.6	249.7	1,363.9	16,090.2	467.8	—	—	—	16,558.0
Underwriting profit (loss)	202.2	92.2	101.9	82.8	55.6	226.4	20.1	20.0	801.2	(309.0)	—	—	0.3	492.5
Interest and dividends	59.7	117.0	69.0	6.4	43.4	76.3	19.2	50.7	441.7	19.3	(94.7)	24.6	249.9	640.8
Share of profit of associates	1.9	101.6	66.6	35.1	31.5	51.7	12.2	23.5	324.1	16.8	22.3	38.8	—	402.0
Non-insurance companies reporting segment	—	—	—	—	—	—	—	—	—	—	65.4	—	5.7	71.1
Operating income (loss)	263.8	310.8	237.5	124.3	130.5	354.4	51.5	94.2	1,567.0	(272.9)	(7.0)	63.4	255.9	1,606.4
Net gains on investments(1)	269.2	419.2	201.9	47.4	6.9	178.0	1,485.7	36.2	2,644.5	69.7	266.0	464.9	—	3,445.1
Gain on sale and consolidation of insurance subsidiaries	—	—	—	—	33.2	35.5	60.8	4.0	133.5	—	—	130.5	—	264.0
Interest expense	(1.2)	(4.4)	(3.7)	(3.7)	(18.3)	(27.8)	(0.2)	(2.2)	(61.5)	(7.9)	(140.3)	(305.4)	1.2	(513.9)
Corporate overhead and other	(11.8)	(18.9)	(32.7)	(9.2)	(13.2)	(55.9)	(19.8)	(2.5)	(164.0)	(38.4)	—	50.0	(256.6)	(409.0)
Pre-tax income (loss)	520.0	706.7	403.0	158.8	139.1	484.2	1,578.0	129.7	4,119.5	(249.5)	118.7	403.4	0.5	4,392.6
Provision for income taxes														(726.0)
Net earnings														3,666.6

Attributable to:
Shareholders of Fairfax														3,401.1
Non-controlling interests														265.5
														3,666.6

(1)	Includes net gains on deconsolidation of non-insurance subsidiaries primarily related to the deconsolidation of Fairfax India’s subsidiary Privi of $94.9 and Toys "R" Us Canada of $85.7 as described in note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2021.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Year ended December 31, 2020

	Property and Casualty Insurance and Reinsurance
											Non-		Eliminations
		Odyssey	Crum &	Zenith		Allied	Fairfax				insurance	Corporate	and
	Northbridge	Group	Forster	National	Brit	World	Asia	Other	Total	Run-off	companies	and Other	adjustments	Consolidated
Gross premiums written	1,735.2	4,446.7	3,109.4	661.7	2,424.4	4,680.7	424.7	1,874.0	19,356.8	146.8	—	—	(377.7)	19,125.9
Net premiums written	1,540.4	3,789.6	2,543.0	646.1	1,775.6	3,017.6	221.6	1,183.8	14,717.7	146.8	—	—	—	14,864.5
Net premiums earned	1,424.1	3,586.6	2,426.2	643.8	1,710.7	2,722.6	221.7	1,124.9	13,860.6	128.1	—	—	—	13,988.7
Underwriting profit (loss)	108.8	189.9	60.1	51.9	(240.3)	126.0	7.1	5.5	309.0	(208.1)	—	—	—	100.9
Interest and dividends	56.2	151.2	79.6	19.0	58.2	126.7	20.0	49.7	560.6	24.7	47.1	55.8	81.0	769.2
Share of profit (loss) of associates	(3.0)	27.8	(14.8)	(4.2)	6.6	35.6	14.6	(16.4)	46.2	(11.2)	(100.2)	(47.6)	—	(112.8)
Non-insurance companies reporting segment	—	—	—	—	—	—	—	—	—	—	(125.6)	—	(13.7)	(139.3)
Operating income (loss)	162.0	368.9	124.9	66.7	(175.5)	288.3	41.7	38.8	915.8	(194.6)	(178.7)	8.2	67.3	618.0
Net gains (losses) on investments	105.7	(26.9)	(158.2)	(59.9)	24.4	246.0	12.3	(7.0)	136.4	(96.9)	(65.6)	339.2	—	313.1
Gain (loss) on sale of insurance subsidiaries	—	(30.5)	(25.8)	—	—	—	—	—	(56.3)	(9.0)	—	182.4	—	117.1
Interest expense	(1.3)	(6.4)	(4.7)	(3.8)	(19.0)	(30.3)	(0.4)	(1.7)	(67.6)	(2.3)	(170.6)	(235.6)	0.2	(475.9)
Corporate overhead and other	(8.1)	(10.5)	(28.2)	(9.8)	(11.9)	(79.2)	(6.0)	(1.4)	(155.1)	(0.2)	—	(82.6)	(90.3)	(328.2)
Pre-tax income (loss)	258.3	294.6	(92.0)	(6.8)	(182.0)	424.8	47.6	28.7	773.2	(303.0)	(414.9)	211.6	(22.8)	244.1
Provision for income taxes														(206.7)
Net earnings														37.4

Attributable to:
Shareholders of Fairfax														218.4
Non-controlling interests														(181.0)
														37.4

Components of Net Earnings

Underwriting and Operating Income

Presented below are the underwriting and operating results of the property and casualty insurance and reinsurance reporting segments, the pre-tax income before interest expense of Eurolife, the operating income (loss) of Run-off, and the pre-tax income (loss) before interest expense of the Non-insurance companies reporting segment, for the years ended December 31, 2021 and 2020. Interest and dividends, share of profit (loss) of associates and net gains (losses) on investments by reporting segment for the years ended December 31, 2021 and 2020 are provided in the Investments sections of this MD&A.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Northbridge

	Cdn$
	2021	2020	2021	2020
Underwriting profit	253.4	145.8	202.2	108.8

Loss & LAE - accident year	57.6%	61.7%	57.6%	61.7%
Commissions	17.5%	17.1%	17.5%	17.1%
Underwriting expenses	15.3%	16.4%	15.3%	16.4%
Combined ratio - accident year	90.4%	95.2%	90.4%	95.2%
Net favourable development	(1.6)%	(2.8)%	(1.6)%	(2.8)%
Combined ratio - calendar year	88.8%	92.4%	88.8%	92.4%

Gross premiums written	2,665.2	2,325.9	2,126.6	1,735.2
Net premiums written	2,403.0	2,064.8	1,917.4	1,540.4
Net premiums earned	2,256.9	1,909.0	1,800.9	1,424.1
Underwriting profit	253.4	145.8	202.2	108.8
Interest and dividends	74.8	75.3	59.7	56.2
Share of profit (loss) of associates	2.3	(4.0)	1.9	(3.0)
Operating income	330.5	217.1	263.8	162.0

The Canadian dollar strengthened relative to the U.S. dollar (measured using average foreign exchange rates) by 7.0% in 2021 compared to 2020. To avoid the distortion caused by foreign currency translation, the table above presents Northbridge’s underwriting and operating results in both U.S. dollars and Canadian dollars (Northbridge’s functional currency). The discussion which follows makes reference to those Canadian dollar figures unless otherwise indicated.

Northbridge reported an underwriting profit of Cdn$253.4 ($202.2) and a combined ratio of 88.8% in 2021 compared to an underwriting profit of Cdn$145.8 ($108.8) and a combined ratio of 92.4% in 2020. The increase in underwriting profit in 2021 principally reflected lower current accident year attritional loss experience (across most lines of business) as a result of reduced claims frequency due to COVID-19, continued rate increases, growth in net premiums earned relative to modest increases in underwriting expenses and the absence of current period COVID-19 losses in 2021 compared to Cdn$58.9 ($43.9) in 2020, partially offset by lower net favourable prior year reserve development.

	2021				2020
	Cdn$		Combined		Cdn$		Combined
	Losses(1)	Losses(1)	ratio impact		Losses(1)	Losses(1)	ratio impact
Catastrophe losses(2)	30.4	24.3	1.3		38.6	28.8	2.0
COVID-19 losses(3)	—	—	—		58.9	43.9	3.1
	30.4	24.3	1.3	points	97.5	72.7	5.1	points

(1)	Net of reinstatement premiums.
(2)	Catastrophe losses in 2021 principally related to the British Columbia floods. Catastrophe losses in 2020 principally related to the Fort McMurray floods and the Calgary hailstorms.
(3)	COVID-19 losses in 2020 primarily related to long-term care facilities and business interruption exposures.

Net favourable prior year reserve development in 2021 of Cdn$36.6 ($29.2 or 1.6 combined ratio points), principally reflected better than expected loss emergence in automobile and property lines of business and primarily related to accident years 2018 through 2020, partially offset by adverse loss emergence on mass latent claims from Northbridge’s legacy business. Net favourable prior year reserve development in 2020 of Cdn$52.6 ($39.2 or 2.8 combined ratio points) principally reflected better than expected loss emergence across all major lines of business and primarily related to accident years 2013 through 2018.

Gross premiums written increased by 14.6% in 2021, reflecting new business, strong retention of renewal business, rate increases and decreased returned premium due to reduced exposure from COVID-19 closures. Net premiums written increased by 16.4% in 2021

FAIRFAX FINANCIAL HOLDINGS LIMITED

consistent with the growth in gross premiums written and higher retention of gross premiums written on property lines of business. Net premiums earned increased by 18.2% in 2021, consistent with the growth in net premiums written earlier in 2021.

Cash provided by operating activities (excluding operating cash flow activity related to investments recorded at FVTPL) increased to Cdn$811.2 ($647.3) in 2021 from Cdn$328.6 ($245.2) in 2020, primarily reflecting higher net premium collections and lower net paid claims.

Odyssey Group(1)

	2021	2020
Underwriting profit	92.2	189.9

Loss & LAE - accident year	73.3%	73.9%
Commissions	18.8%	19.3%
Underwriting expenses	8.5%	7.6%
Combined ratio - accident year	100.6%	100.8%
Net favourable development	(2.8)%	(6.1)%
Combined ratio - calendar year	97.8%	94.7%

Gross premiums written	5,746.3	4,446.7
Net premiums written	4,849.4	3,789.6
Net premiums earned	4,245.9	3,586.6
Underwriting profit	92.2	189.9
Interest and dividends	117.0	151.2
Share of profit of associates	101.6	27.8
Operating income	310.8	368.9

(1)	These results differ from those published by Odyssey Group primarily due to differences between IFRS and U.S. GAAP and purchase accounting adjustments (principally goodwill and intangible assets) recorded by Fairfax related to the privatization of Odyssey Group in 2009.

On December 15, 2021 Odyssey Group issued shares representing an aggregate 9.99% equity interest to a subsidiary of CPPIB and OMERS for cash consideration of $900.0 which was subsequently paid by Odyssey Group as a dividend to Fairfax. Refer to the Business Developments section of this MD&A under the heading "Acquisitions and Divestitures" for additional details.

Odyssey Group reported an underwriting profit of $92.2 and a combined ratio of 97.8% in 2021 compared to an underwriting profit of $189.9 and a combined ratio of 94.7% in 2020. The decrease in underwriting profitability in 2021 principally reflected decreased net favourable prior year reserve development and increased current period catastrophe losses (as set out in the table below), partially offset by the absence of current period COVID-19 losses in 2021 compared to $140.0 in 2020 and growth in net premiums earned (including

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rate increases across most lines of business) relative to increases in underwriting expenses (which principally related to a reduction in post retirement benefit expenses in 2020 as a result of a plan amendment).

	2021			2020
		Combined			Combined
	Losses(1)	ratio impact		Losses(1)	ratio impact
European floods	127.2	3.0		—	—
Hurricane Ida	70.1	1.7		—	—
U.S. winter storms	47.8	1.1		—	—
Hurricane Laura	—	—		25.8	0.7
Midwest Derecho	—	—		16.4	0.5
Other	176.4	4.2		147.9	4.1
Total catastrophe losses	421.5	10.0		190.1	5.3
COVID-19 losses(2)	—	—		140.0	3.9
	421.5	10.0	points	330.1	9.2	points

(1)	Net of reinstatement premiums.
(2)	COVID-19 losses in 2020 primarily related to reinsurance business interruption exposures outside North America.

Net favourable prior year reserve development decreased to $120.1 (2.8 combined ratio points) in 2021 from $219.5 (6.1 combined ratio points) in 2020. Net favourable prior year reserve development in 2021 primarily reflected better than expected loss emergence in U.S. Insurance (primarily casualty lines), London Market (primarily casualty lines) and Latin America (primarily reinsurance attritional losses), partially offset by net adverse prior year reserve development in EuroAsia (primarily related to COVID-19 losses). Net favourable prior year reserve development in 2020 primarily reflected better than expected emergence across all divisions (primarily EuroAsia, U.S. Insurance and London Market) from both non-catastrophe loss experience and property catastrophe loss experience (primarily reinsurance).

Gross premiums written increased by 29.2% in 2021, reflecting increased business volume across all divisions, principally North America (primarily U.S. property reinsurance (including a large quota share agreement covering homeowners risks in the U.S. that was written at the end of 2021) and U.S. casualty reinsurance), U.S. Insurance (primarily growth in crop, financial products and professional liability) and London Market (primarily general liability and directors and officers liability at Newline). Net premiums written increased by 28.0% in 2021, principally reflecting the growth in gross premiums written, partially offset by growth in business with higher cession rates, primarily in U.S. Insurance. Net premiums earned in 2021 increased by 18.4% consistent with the growth in net premiums written during 2021 and 2020 and the normal lag between when premiums are written and earned, primarily resulting from the large property quota share agreement written at the end of 2021 discussed above.

The underwriting expense ratio increased to 8.5% in 2021 from 7.6% in 2020, primarily reflecting a reduction in post retirement benefit expense resulting from a recovery following a plan amendment in 2020, partially offset by increased premiums earned relative to more modest increases in other underwriting expenses.

Cash provided by operating activities (excluding operating cash flow activity related to investments recorded at FVTPL) increased to $1,298.8 in 2021 from $957.4 in 2020, primarily reflecting increased net premium collections and decreased income taxes paid.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Crum & Forster

	2021(1)	2020
Underwriting profit	101.9	60.1

Loss & LAE - accident year	57.1%	62.7%
Commissions	20.5%	17.1%
Underwriting expenses	18.4%	17.9%
Combined ratio - accident year	96.0%	97.7%
Net favourable development	(0.1)%	(0.2)%
Combined ratio - calendar year	95.9%	97.5%

Gross premiums written	3,729.7	3,109.4
Net premiums written	2,689.3	2,543.0
Net premiums earned	2,512.8	2,426.2
Underwriting profit	101.9	60.1
Interest and dividends	69.0	79.6
Share of profit (loss) of associates	66.6	(14.8)
Operating income	237.5	124.9

(1)	Effective October 1, 2021 Crum & Forster completed a loss portfolio transfer with Resolution Group Reinsurance (Barbados) Limited, a company within the Life insurance and Run-off reporting segment, to reinsure all net reserves for risks predominantly comprised of property, liability and workers’ compensation exposures relating to accident years 2014 and prior (the "fourth quarter 2021 intercompany reinsurance transaction"). This transaction resulted in Crum & Forster ceding $358.1 of net insurance contract liabilities in exchange for consideration of $358.1 which was recorded as a reduction in net premiums written, net premiums earned and losses on claims of $358.1, and eliminated within Fairfax’s consolidated financial reporting.

Crum & Forster reported an underwriting profit of $101.9 and a combined ratio of 95.9% in 2021 compared to an underwriting profit of $60.1 and a combined ratio of 97.5% in 2020. The increase in underwriting profit in 2021 principally reflected growth in net premiums earned (including rate increases across most lines of business) relative to modest increases in underwriting expenses and decreased COVID-19 and current period catastrophe losses (as set out in the table below). Net favourable prior year reserve development was nominal in 2021 and 2020.

	2021			2020
		Combined			Combined
	Losses(1)	ratio impact		Losses(1)	ratio impact
U.S. winter storms	45.4	1.8		—	—
Hurricane Ida	28.0	1.1		—	—
Hurricane Sally	—	—		34.5	1.4
Hurricane Laura	—	—		16.6	0.7
Other	14.1	0.6		44.3	1.8
Total catastrophe losses	87.5	3.5		95.4	3.9
COVID-19 losses(2)	22.7	0.9		42.5	1.8
	110.2	4.4	points	137.9	5.7	points

(1)	Net of reinstatement premiums.
(2)	COVID-19 losses in 2021 primarily related to accident and health exposures. COVID-19 losses in 2020 primarily related to accident and health and business interruption exposures.

Gross premiums written increased by 19.9% in 2021, principally reflecting growth in Accident and Health (primarily medical and travel), Commercial lines (primarily cyber), and Surplus and Specialty (primarily general liability and umbrella) divisions. Net premiums written increased by 5.8% in 2021, consistent with the factors that affected gross premiums written, partially offset by the fourth quarter 2021 intercompany reinsurance transaction discussed in footnote 1 above. Excluding the fourth quarter 2021 intercompany reinsurance transaction, net premiums written increased by 19.8% in 2021 consistent with the growth in gross premiums written. Net premiums earned increased by 3.6% in 2021, primarily reflecting the growth in net premiums written during 2021, partially offset by the fourth quarter 2021 intercompany reinsurance transaction.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The commission expense ratio increased to 20.5% in 2021 from 17.1% in 2020, primarily reflecting the fourth quarter 2021 intercompany reinsurance transaction which had the effect of decreasing net premiums earned and to a lesser extent, growth in certain surety business which attracts higher commission. The underwriting expense ratio increased to 18.4% in 2021 from 17.9% in 2020 primarily reflecting decreased net premiums earned as a result of the fourth quarter 2021 intercompany reinsurance transaction, partially offset by increased net premiums earned relative to modest increases in other underwriting expenses.

Cash provided by operating activities (excluding operating cash flow activity related to investments recorded at FVTPL) increased to $644.8 in 2021 from $429.9 in 2020 primarily reflecting lower net paid losses and increased net premium collections, partially offset by increased paid operating expenses.

Zenith National(1)

	2021	2020
Underwriting profit	82.8	51.9

Loss & LAE - accident year	60.1%	62.4%
Commissions	11.4%	11.5%
Underwriting expenses	26.9%	29.5%
Combined ratio - accident year	98.4%	103.4%
Net favourable development	(10.0)%	(11.5)%
Combined ratio - calendar year	88.4%	91.9%

Gross premiums written	735.2	661.7
Net premiums written	713.0	646.1
Net premiums earned	711.1	643.8
Underwriting profit	82.8	51.9
Interest and dividends	6.4	19.0
Share of profit (loss) of associates	35.1	(4.2)
Operating income	124.3	66.7

(1)	These results differ from those published by Zenith National primarily due to differences between IFRS and U.S. GAAP, intercompany investment transactions and acquisition accounting adjustments recorded by Fairfax related to the acquisition of Zenith National in 2010.

Zenith National reported an underwriting profit of $82.8 and a combined ratio of 88.4% in 2021 compared to an underwriting profit of $51.9 and a combined ratio of 91.9% in 2020. The increase in underwriting profit in 2021 primarily reflected decreased current period COVID-19 losses, partially offset by decreased net favourable prior year reserve development.

Net favourable prior year reserve development of $70.8 (10.0 combined ratio points) in 2021 principally reflected net favourable loss emergence related to accident years 2018 through 2020 including favourable emergence on COVID-19 losses. Net favourable prior year reserve development of $74.1 (11.5 combined ratio points) in 2020, principally reflected net favourable emergence related to accident years 2015 through 2019.

Gross premiums written increased by 11.1% in 2021, primarily reflecting increased payroll exposure in workers’ compensation business, growth in other property and casualty lines of business and the complete unwinding of provisions for premium adjustments made in 2020 associated with expected reduced payroll exposure from COVID-19, partially offset by price decreases in the workers’ compensation business. Net premiums written and net premiums earned increased by 10.4% and 10.5% in 2021, consistent with the increase in gross premiums written.

The underwriting expense ratio decreased to 26.9% in 2021 from 29.5% in 2020 primarily reflecting increased net premiums earned relative to minimal changes in underwriting expenses.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Cash provided by operating activities (excluding operating cash flow activity related to investments recorded at FVTPL) decreased to $59.9 in 2021 from $72.0 in 2020, primarily reflecting increased net paid losses, operating expenses, and income taxes paid, partially offset by higher net premium collections.

Brit(1)

	2021(2)(3)	2020
Underwriting profit (loss)	55.6	(240.3)

Loss & LAE - accident year	56.0%	76.1%
Commissions	27.9%	25.5%
Underwriting expenses	18.6%	16.1%
Combined ratio - accident year	102.5%	117.7%
Net favourable development	(5.7)%	(3.7)%
Combined ratio - calendar year	96.8%	114.0%

Gross premiums written	3,238.3	2,424.4
Net premiums written	1,998.3	1,775.6
Net premiums earned	1,754.3	1,710.7
Underwriting profit (loss)	55.6	(240.3)
Interest and dividends	43.4	58.2
Share of profit of associates	31.5	6.6
Operating income (loss)	130.5	(175.5)

(1)	These results differ from those published by Brit primarily due to acquisition accounting adjustments recorded by Fairfax related to the acquisition of Brit on June 5, 2015 and different measurement and presentation of certain items including investments and foreign exchange.
(2)	Effective October 1, 2021 Brit completed a loss portfolio transfer with a third party, to reinsure all net reserves for risks predominantly comprised of U.S. casualty and discontinued lines of business relating to prior accident years (the "fourth quarter 2021 reinsurance transaction"). This transaction resulted in Brit ceding $379.1 of net insurance contract liabilities for consideration of $344.1 which was recorded as a $344.1 reduction in net premiums written and net premiums earned, and a $379.1 reduction in losses on claims, including net favourable prior year reserve development of $35.0.
(3)	Brit’s underwriting results were adversely affected by the inclusion of Ki Insurance’s underwriting results (adding 1.7% combined ratio points in 2021) as Ki Insurance grows to scale, with 2021 being Ki’s first year of operations.

On August 27, 2021 Brit issued shares representing a 13.9% equity interest to OMERS for cash consideration of $375.0 which was subsequently paid by Brit as a dividend to Fairfax. Refer to the Business Developments section of this MD&A under the heading "Acquisitions and Divestitures" for additional details.

Brit reported an underwriting profit of $55.6 and a combined ratio of 96.8% in 2021 compared to an underwriting loss of $240.3 and a combined ratio of 114.0% in 2020. The increase in underwriting profitability in 2021 principally reflected decreased current period COVID-19 losses, increased net favourable prior year reserve development and improved current period attritional loss experience,

FAIRFAX FINANCIAL HOLDINGS LIMITED

partially offset by increased current period catastrophe losses. Excluding Ki Insurance and the fourth quarter 2021 reinsurance transaction Brit’s underwriting profit was $78.1, producing a combined ratio of 96.0% in 2021.

	2021			2020
		Combined			Combined
	Losses(1)	ratio impact		Losses(1)	ratio impact
Hurricane Ida	189.8	10.9		—	—
U.S. winter storms	70.4	4.0		—	—
European floods	17.0	1.0		—	—
Hurricane Laura	—	—		63.8	3.7
Hurricane Sally	—	—		26.9	1.6
Midwest Derecho	—	—		15.9	0.9
Other	19.7	1.2		50.8	3.0
Total catastrophe losses	296.9	17.1		157.4	9.2
COVID-19 losses(2)	28.2	1.6		269.9	15.8
	325.1	18.7	points	427.3	25.0	points

(1)	Net of reinstatement premiums.
(2)	COVID-19 losses in 2021 primarily related to event cancellation. COVID-19 losses in 2020 primarily related to event cancellation and business interruption exposures.

Net favourable prior year reserve development of $100.1 (5.7 combined ratio points) in 2021 primarily reflected better than expected non-catastrophe loss experience in the London Insurance segment (primarily property and specialty lines of business), London Reinsurance segment (primarily property and casualty treaty), the release of reserves associated with the fourth quarter 2021 reinsurance transaction (primarily in Overseas Distribution), and better than expected emergence on catastrophe losses. Net favourable prior year reserve development of $62.8 (3.7 combined ratio points) in 2020 primarily reflected better than expected claims experience across most lines of business (primarily the 2017-2019 catastrophe events and the London Direct division’s property and specialty lines of business), partially offset by net adverse development in Overseas Distribution division’s U.S. casualty business.

Gross premiums written increased by 33.6% in 2021 primarily reflecting Ki Insurance which commenced underwriting in 2021, increases in certain London Insurance lines of business (primarily cyber, professional liability and property), London Reinsurance lines of business (primarily property and casualty treaty), Overseas Distribution (primarily cyber and casualty treaty) and rate increases across most lines of business. Net premiums written increased by 12.5% in 2021, consistent with the factors that affected gross premiums written, partially offset by the fourth quarter 2021 reinsurance transaction discussed in footnote 2 on the previous page. Excluding the fourth quarter 2021 reinsurance transaction, net premiums written increased by 31.9% in 2021 consistent with the growth in gross premiums written. Net premiums earned increased by 2.5% in 2021, primarily reflecting growth in net premiums written in 2021 and 2020, and the lag of Ki Insurance’s net premiums earned relative to net premiums written as it grows to scale with 2021 being the first year of underwriting.

The commission expense ratio increased to 27.9% in 2021 from 25.5% in 2020, primarily reflecting the fourth quarter 2021 reinsurance transaction which decreased net premiums earned, partially offset by increased fee income, changes in the mix of business written and underwriting efforts to decrease acquisition costs. The underwriting expense ratio increased to 18.6% in 2021 from 16.1% in 2020, primarily reflecting the fourth quarter 2021 reinsurance transaction which decreased net premiums earned, partially offset by increased fee income, primarily from the management of third party underwriting capital.

Cash provided by operating activities (excluding operating cash flow activity related to securities recorded at FVTPL) of $309.7 in 2021 compared to cash used in operating activities of $139.7 in 2020, primarily reflecting increased net premium collections.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Allied World(1)

	2021	2020
Underwriting profit	226.4	126.0

Loss & LAE - accident year	71.2%	70.9%
Commissions	8.3%	9.3%
Underwriting expenses	13.4%	15.4%
Combined ratio - accident year	92.9%	95.6%
Net (favourable) adverse development	0.5%	(0.2)%
Combined ratio - calendar year	93.4%	95.4%

Gross premiums written	5,851.9	4,680.7
Net premiums written	3,907.8	3,017.6
Net premiums earned	3,451.6	2,722.6
Underwriting profit	226.4	126.0
Interest and dividends	76.3	126.7
Share of profit of associates	51.7	35.6
Operating income	354.4	288.3

(1)	These results differ from those published by Allied World primarily due to differences between IFRS and U.S. GAAP.

On March 1, 2021 Allied World sold its majority interest in Vault Insurance and recorded a gain of $36.1. Vault Insurance was founded in 2017 by Allied World and focuses on serving the needs of the high net worth market.

Allied World reported an underwriting profit of $226.4 and a combined ratio of 93.4% in 2021 compared to an underwriting profit of $126.0 and a combined ratio of 95.4% in 2020. The increase in underwriting profit in 2021 principally reflected growth in net premiums earned (including rate increases across most lines of business) relative to modest increases in underwriting expenses and the absence of current period COVID-19 losses in 2021 compared to $112.8 in 2020, partially offset by increased current period catastrophe losses (as set out in the table below).

	2021			2020
		Combined			Combined
	Losses(1)	ratio impact		Losses(1)	ratio impact
Hurricane Ida	116.9	3.4		—	—
U.S. winter storms	79.9	2.3		—	—
European floods	74.8	2.2		—	—
Hurricane Laura	—	—		41.7	1.5
Western U.S. wildfires	—	—		30.5	1.1
Midwest Derecho	—	—		23.1	0.9
Other	28.0	0.9		69.6	2.6
Total catastrophe losses	299.6	8.8		164.9	6.1
COVID-19 losses(2)	—	—		112.8	4.2
	299.6	8.8	points	277.7	10.3	points

(1)	Net of reinstatement premiums.
(2)	COVID-19 losses in 2020 principally related to business interruption exposures, pandemic medical expenses and event cancellation.

Net adverse prior year reserve development of $18.8 (0.5 of a combined ratio point) in 2021 compares to nominal net favourable prior year reserve development of $5.1 (0.2 of a combined ratio point) in 2020. Net adverse prior year reserve development in 2021 primarily reflected adverse development on COVID-19 losses, principally in the reinsurance segment (primarily business interruption and event cancellation), partially offset by favourable loss emergence in the insurance segment (primarily Bermuda property and certain casualty lines).

FAIRFAX FINANCIAL HOLDINGS LIMITED

Gross premiums written increased by 25.0% in 2021, primarily reflecting new business and rate increases across both the insurance segment (principally the North America and Global Markets platforms relating to professional lines and excess casualty) and the reinsurance segment (primarily North American casualty lines of business). Net premiums written increased by 29.5% in 2021, consistent with the growth in gross premiums written and increased retention, primarily in casualty and professional lines of business. Net premiums earned in 2021 increased by 26.8% consistent with the growth in net premiums written during 2021 and 2020 and the normal lag between when premiums are written and earned.

The commission expense ratio decreased to 8.3% in 2021 from 9.3% in 2020, primarily reflecting lower average gross commissions, primarily in the insurance segment. The underwriting expense ratio decreased to 13.4% in 2021 from 15.4% in 2020, primarily reflecting increased net premiums earned relative to modest increases in other underwriting expenses.

Cash provided by operating activities (excluding operating cash flow activity related to investments recorded at FVTPL) increased to $1,280.9 in 2021 from $1,049.4 in 2020, primarily reflecting increased net premium collections and decreased net paid losses.

On April 28, 2021 Allied World paid a dividend of $126.4 (April 30, 2020 - $126.4) to its minority shareholders (OMERS, AIMCo and others).

Fairfax Asia

	2021	2020
Underwriting profit	20.1	7.1

Loss & LAE - accident year	65.2%	66.9%
Commissions	12.9%	13.9%
Underwriting expenses	22.4%	24.4%
Combined ratio - accident year	100.5%	105.2%
Net favourable development	(8.6)%	(8.4)%
Combined ratio - calendar year	91.9%	96.8%

Gross premiums written	537.0	424.7
Net premiums written	260.6	221.6
Net premiums earned	249.7	221.7
Underwriting profit	20.1	7.1
Interest and dividends	19.2	20.0
Share of profit of associates	12.2	14.6
Operating income	51.5	41.7

Fairfax Asia comprises the company’s Asian holdings and operations: Hong Kong-based Falcon Insurance (Hong Kong) Company Ltd. ("Falcon"), Singapore based Singapore Reinsurance Corporation Limited ("Singapore Re"), 85.0%-owned Malaysia-based The Pacific Insurance Berhad ("Pacific Insurance"), 80.3%-owned Indonesia-based PT Asuransi Multi Artha Guna Tbk. ("AMAG Insurance"), 78.0%-owned Sri Lanka-based Fairfirst Insurance Limited ("Fairfirst Insurance"), 35.0%-owned Vietnam-based Bank for Investment and Development of Vietnam Insurance Joint Stock Corporation (“BIC Insurance”), 41.2%-owned Bangkok-based Falcon Insurance PLC ("Falcon Thailand") and 49.0%-owned Go Digit Infoworks Services Private Limited ("Digit"). Fairfax Asia also has an investment in Digit compulsory convertible preferred shares.

On June 17, 2021 the company increased its ownership interest in Singapore Re from 28.2% to 94.0% for $102.9 (SGD 138.0) through the completion of a public cash offer, consolidated the assets, liabilities and results of operations of Singapore Re in the Fairfax Asia reporting segment and recorded a net gain of $32.4 in gain on sale and consolidation of insurance subsidiaries in the consolidated statement of earnings. On August 3, 2021 the company further increased its ownership interest to 100% for cash consideration of $9.3 (SGD 12.6).

During 2021, the company recorded a net unrealized gain of $1,490.3 (inclusive of foreign exchange losses) on its investment in Digit compulsory convertible preferred shares. The company anticipates recording additional gains of approximately $400 upon consolidating

FAIRFAX FINANCIAL HOLDINGS LIMITED

its investment in Digit, which is subject to regulatory approvals permitting the company to increase its 49.0% equity interest in Digit to a control position.

Fairfax Asia reported an underwriting profit of $20.1 and a combined ratio of 91.9% in 2021 compared to an underwriting profit of $7.1 and a combined ratio of 96.8% in 2020. The underwriting profit in 2021 included an underwriting profit of $10.7 related to Singapore Re, consolidated on June 17, 2021. The companies comprising Fairfax Asia produced combined ratios as set out in the following table:

	2021	2020
Falcon	99.0%	95.4%
Pacific Insurance	92.3%	99.2%
AMAG Insurance	92.7%	93.8%
Fairfirst Insurance	97.0%	97.5%
Singapore Re	88.2%	—

Fairfax Asia’s underwriting profit in 2021 included net favourable prior year reserve development of $21.5 (8.6 combined ratio points), primarily related to automobile and property lines of business. Fairfax Asia’s underwriting profit in 2020 included the benefit of $18.5 (8.4 combined ratio points) of net favourable prior year reserve development, primarily related to automobile, property and health lines of business.

Gross premiums written increased by 26.4% in 2021, principally reflecting the consolidation of Singapore Re. Excluding the effect of Singapore Re, gross premiums written increased by 2.9% in 2021, principally related to increased business volumes at AMAG Insurance (primarily motor) and Pacific Insurance (non-motor lines), partially offset by decreased business volumes at Falcon Insurance (primarily on its 25% quota share reinsurance participation in the net underwriting result of MS First Capital’s insurance portfolio). Net premiums written increased by 17.6% in 2021, principally reflecting the consolidation of Singapore Re. Excluding the effect of Singapore Re, net premiums written decreased by 0.5% in 2021, primarily reflecting decreased business volumes on the 25% quota share reinsurance participation in the net underwriting result of MS First Capital’s insurance portfolio at Falcon Insurance, which were largely retained. Net premiums earned increased by 12.6% in 2021 primarily reflecting the consolidation of Singapore Re. Excluding the effect of Singapore Re, net premiums earned increased by 0.1% in 2021, primarily reflecting the normal lag between when premiums are written and when they are earned.

The commission expense ratio decreased to 12.9% in 2021 from 13.9% in 2020, primarily reflecting the consolidation of Singapore Re which has a lower net commission expense ratio (primarily resulting from acquisition accounting adjustments recorded by Fairfax on the consolidation of Singapore Re). The underwriting expense ratio decreased to 22.4% in 2021 from 24.4% in 2020, primarily reflecting increased net premiums earned relative to modest increases in other underwriting expenses.

Insurance and Reinsurance – Other

	2021	2020
Underwriting profit	20.0	5.5

Loss & LAE - accident year	60.4%	61.1%
Commissions	18.9%	19.2%
Underwriting expenses	21.3%	21.9%
Combined ratio - accident year	100.6%	102.2%
Net favourable development	(2.1)%	(2.7)%
Combined ratio - calendar year	98.5%	99.5%

Gross premiums written	2,365.8	1,874.0
Net premiums written	1,473.6	1,183.8
Net premiums earned	1,363.9	1,124.9
Underwriting profit	20.0	5.5
Interest and dividends	50.7	49.7
Share of profit (loss) of associates	23.5	(16.4)

FAIRFAX FINANCIAL HOLDINGS LIMITED

Operating income	94.2	38.8

Insurance and Reinsurance - Other comprises the company’s international operations (excluding the Asian operations) that write property and casualty insurance and reinsurance: Group Re writes reinsurance globally and is based in Barbados; Bryte Insurance writes insurance in South Africa and Botswana; Fairfax Latin America and its subsidiaries write insurance in Brazil, Chile, Colombia, Argentina and Uruguay; Fairfax Central and Eastern Europe ("Fairfax CEE") and its subsidiaries write insurance and reinsurance in Czech Republic, Hungary, Slovakia, Poland, Bulgaria, Romania and Ukraine (through 70.0%-owned Fairfax Ukraine); and the property and casualty insurance operations of 80.0%-owned Eurolife ("Eurolife General") writes insurance in Greece and Romania. For details refer to note 25 (Segmented Information) and note 29 (Subsidiaries) to the consolidated financial statements for the year ended December 31, 2021.

The Insurance and Reinsurance – Other segment reported underwriting profit of $20.0 and a combined ratio of 98.5% in 2021 compared to underwriting profit of $5.5 and a combined ratio of 99.5% in 2020. The increase in underwriting profit in 2021 primarily reflected decreased COVID-19 losses (primarily at Bryte Insurance - as set out in the table below) and growth in net premiums earned relative to modest increases in underwriting and commissions expenses, partially offset by higher current accident year attritional loss experience (primarily at Bryte Insurance) and lower net favourable prior year reserve development (primarily at Bryte Insurance and Group Re).

	2021			2020
		Combined			Combined
	Losses(1)	ratio impact		Losses(1)	ratio impact
Total catastrophe losses	11.9	0.9		4.3	0.4
COVID-19 losses(2)	3.1	0.2		39.5	3.5
	15.0	1.1	points	43.8	3.9	points

(1)	Net of reinstatement premiums.
(2)	COVID-19 losses in 2020 primarily related to business interruption exposure at Bryte Insurance.

The companies comprising Insurance and Reinsurance - Other reported net premiums written and produced combined ratios as set out in the following table:

	Net Premiums Written		Combined ratios
	2021	2020	2021	2020
Group Re	332.9	241.0	98.3%	99.6%
Bryte Insurance	279.8	246.0	104.9%	108.8%
Fairfax Latin America	354.3	306.1	96.2%	98.4%
Fairfax Central and Eastern Europe	480.9	390.7	96.3%	94.3%
Eurolife General	25.7	—	98.7%	—

The underwriting result in 2021 included net favourable prior year reserve development of $29.0 (2.1 combined ratio points) reflecting favourable loss emergence across most segments, principally at Group Re and Fairfax Latin America (primarily across each Fairfax Latam operating company). The underwriting results in 2020 included net favourable prior year reserve development of $30.5 (2.7 combined ratio points), reflecting favourable loss emergence across most segments.

Gross premiums written increased by 26.2% in 2021, reflecting increases across all operating segments as well as the consolidation of Eurolife General in the third quarter of 2021. Net premiums written increased by 24.5% in 2021, primarily reflecting increases at Group Re, Fairfax CEE (Polish Re and Colonnade Insurance) and Fairfax Brasil, partially offset by decreased premium retention at La Meridional Argentina (primarily related to a quota share reinsurance arrangement), refer to table above for details by company. Net premiums earned increased by 21.2% in 2021, consistent with the factors that affected net premiums written.

The underwriting expense ratio decreased to 21.3% in 2021 from 21.9% in 2020, principally reflecting improvements at Fairfax CEE (primarily at Polish Re and Fairfax Ukraine).

FAIRFAX FINANCIAL HOLDINGS LIMITED

Life Insurance and Run-off

Eurolife(1)

	For the period
	July 14, 2021 to
	December 31, 2021
	Eurolife	(1)
Gross premiums written	114.2
Net premiums written	110.6
Net premiums earned	109.7
Underwriting expenses	(109.6)
Interest and dividends	9.1
Share of profit of associates	3.3
Operating income	12.5
Net losses on investments	(8.0)
Pre-tax income before interest expense	4.5

(1)	These results differ from those published by Eurolife primarily due to acquisition accounting adjustments recorded by Fairfax related to the acquisition of Eurolife in the third quarter of 2021, the separate presentation of Eurolife’s life insurance operations as "Eurolife" in the Life Insurance and Run-off reporting segment in the table above and the separate presentation of Eurolife’s property and casualty insurance operations as "Eurolife General" within the Insurance and Reinsurance - Other reporting segment. Additionally, certain insurance contracts written by Eurolife’s life operations transfer the market risk associated with the underlying investment performance, which supports the benefit payments, to the policyholder ("unit-linked"). For these unit-linked contracts or funds, the company measures the underlying investments at fair value with a corresponding liability. A change in the fair value of the investments of the unit-linked funds results in a corresponding change to the related liabilities, with both changes recorded together in the consolidated statement of earnings such that there is no effect on income, expenses or net earnings.

On July 14, 2021 the company increased its interest in Eurolife FFH Insurance Group Holdings S.A. ("Eurolife") to 80.0% from 50.0% as described in the Business Developments section of this MD&A under the heading "Acquisitions and Divestitures". The assets, liabilities and results of operations of Eurolife’s life insurance business were consolidated and reported in the Life insurance and Run-off reporting segment and those of Eurolife’s property and casualty insurance business were consolidated and reported in the Insurance and Reinsurance - Other reporting segment.

Gross premiums written of $114.2 for the period July 14, 2021 to December 31, 2021 primarily consisted of traditional life insurance policies (whole life and term life), group benefits including retirement benefits, and accident and health insurance policies.

Underwriting expenses of $109.6 for the period July 14, 2021 to December 31, 2021 primarily consisted of net policy holder benefits and losses on claims, net commission expense and other underwriting expenses.

Run-off

The Run-off reporting segment was formed with the acquisition of the company’s interest in The Resolution Group (“TRG”) on August 11, 1999, and currently consists of the U.S. Run-off group, principally consisting of TIG Insurance Company and Resolution Group Reinsurance (Barbados) Limited. The U.S. Run-off group is managed by the dedicated RiverStone Run-off management operation in the U.S. which has 332 employees.

The European Run-off group ("European Run-off") was part of the Run-off reporting segment until March 31, 2020 and was principally comprised of RiverStone (UK), Syndicate 3500 at Lloyd’s, TIG Insurance (Barbados) Limited, formed to facilitate certain reinsurance transactions, and Advent.

Effective October 1, 2021 Resolution Group Reinsurance (Barbados) Limited reinsured a portfolio of business written by Crum & Forster, predominantly comprised of property, liability and workers’ compensation exposures relating to accident years 2014 and prior (the "fourth quarter 2021 intercompany reinsurance transaction"). This transaction resulted in Run-off assuming $358.1 of net insurance contract liabilities in exchange for consideration of $358.1 and recorded as gross premiums written, net premiums written and net premiums earned of $358.1, and losses on claims of $358.1, which were eliminated within Fairfax’s consolidated financial reporting.

FAIRFAX FINANCIAL HOLDINGS LIMITED

On August 23, 2021 the company sold its 60.0% joint venture interest in RiverStone Barbados to CVC for consideration of $695.7. On March 31, 2020 the company had contributed European Run-off to RiverStone Barbados for cash proceeds of $599.5 and a 60.0% joint venture equity interest in RiverStone Barbados. Refer to the Business Developments section of this MD&A under the heading "Acquisitions and Divestitures" for additional details.

Effective January 31, 2020 a portfolio of business predominantly comprised of U.S. asbestos, pollution and other hazards exposures relating to accident years 2001 and prior was transferred to RiverStone (UK) through a Part VII transfer under the Financial Services and Markets Act 2000, as amended (the "first quarter 2020 Part VII transfer"). Pursuant to this transaction RiverStone (UK) assumed net insurance contract liabilities of $134.7 for cash consideration of $143.3.

Effective January 1, 2020 Run-off Syndicate 3500 reinsured a portfolio of business predominantly comprised of property, liability and marine exposures relating to accident years 2019 and prior (the "first quarter 2020 reinsurance transaction"). Pursuant to this transaction Run-off Syndicate 3500 assumed net insurance contract liabilities of $145.5 for consideration of $146.5.

Set out below is a summary of the operating results of Run-off for the years ended December 31, 2021 and 2020.

	2021			2020
	Fourth quarter
	2021 intercompany			First quarter
	reinsurance transaction(1)	Other(2)	Total	2020 transactions(3)	Other(4)	Total
Gross premiums written	358.1	—	358.1	146.5	0.3	146.8
Net premiums written	358.1	—	358.1	146.5	0.3	146.8
Net premiums earned	358.1	—	358.1	125.6	2.5	128.1
Losses on claims, net	(358.1)	(218.6)	(576.7)	(124.7)	(131.2)	(255.9)
Operating expenses	—	(90.5)	(90.5)	8.7	(89.0)	(80.3)
Interest and dividends	—	10.2	10.2	—	24.7	24.7
Share of profit (loss) of associates	—	13.5	13.5	—	(11.2)	(11.2)
Operating income (loss)	—	(285.4)	(285.4)	9.6	(204.2)	(194.6)

(1)	The fourth quarter 2021 intercompany reinsurance transaction described in the preceding paragraphs.
(2)	Run-off excluding the fourth quarter 2021 intercompany reinsurance transaction described in the preceding paragraphs.
(3)	The first quarter 2020 Part VII transfer and reinsurance transaction described in the preceding paragraphs.
(4)	Run-off excluding the first quarter 2020 Part VII transfer and reinsurance transaction described in the preceding paragraphs.

References to 2021 and 2020 throughout the remainder of this section exclude the impact of the fourth quarter 2021 intercompany reinsurance transaction and the first quarter 2020 Part VII transfer and first quarter 2020 reinsurance transaction described above.

The operating loss at Run-off increased to $285.4 in 2021 from $204.2 in 2020, primarily reflecting increased net adverse prior year reserve development on asbestos, pollution and other hazards reserves of $212.0 in 2021 (2020 - $125.6) and decreased interest and dividends, partially offset by share of profit of associates in 2021 compared to share of loss of associates in 2020.

Operating expenses of $90.5 in 2021 increased modestly from $89.0 in 2020, principally reflecting higher employee compensation costs, partially offset by the deconsolidation of European Run-off on March 31, 2020.

During 2021 Fairfax made capital contributions of $93.6 (2020 - $131.9) to Run-off to augment its capital.

Run-off’s cash flows may be volatile as to timing and amount, with potential variability arising principally from the requirement to pay gross claims initially while third party reinsurance is only subsequently collected in accordance with its terms and from the delay, until some time after claims are paid, of the release of assets pledged to secure the payment of those claims.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Non-insurance companies

	2021					2020
	Restaurants	Fairfax	Thomas			Restaurants	Fairfax	Thomas
	and retail(1)	India(2)	Cook India(3)	Other(4)	Total(5)	and retail(1)	India(2)	Cook India(3)	Other(4)	Total(5)
Revenue	1,803.8	228.2	249.4	2,876.1	5,157.5	1,734.2	312.8	225.2	2,470.2	4,742.4
Expenses(6)	(1,724.8)	(206.9)	(293.4)	(2,867.0)	(5,092.1)	(1,811.1)	(305.9)	(288.3)	(2,462.7)	(4,868.0)
Pre-tax income (loss) before interest expense and other	79.0	21.3	(44.0)	9.1	65.4	(76.9)	6.9	(63.1)	7.5	(125.6)
Interest and dividends	7.5	(102.2)	(0.1)	0.1	(94.7)	6.1	28.9	—	12.1	47.1
Share of profit (loss) of associates	—	20.2	(0.1)	2.2	22.3	1.3	(24.8)	(3.4)	(73.3)	(100.2)
Operating income (loss)	86.5	(60.7)	(44.2)	11.4	(7.0)	(69.5)	11.0	(66.5)	(53.7)	(178.7)
Net gains (losses) on investments	29.5	236.4	(3.3)	3.4	266.0	(6.6)	(12.4)	4.0	(50.6)	(65.6)
Pre-tax income (loss) before interest expense	116.0	175.7	(47.5)	14.8	259.0	(76.1)	(1.4)	(62.5)	(104.3)	(244.3)

(1)	Comprised primarily of Recipe, Toys "R" Us Canada (deconsolidated on August 19, 2021), Golf Town and Sporting Life.
(2)	Comprised of Fairfax India and its subsidiaries. These results differ from those published by Fairfax India primarily due to Fairfax India’s application of investment entity accounting under IFRS.
(3)	Comprised of Thomas Cook India and its subsidiary Sterling Resorts. These results differ from those published by Thomas Cook India primarily due to differences between IFRS and Ind AS, and acquisition accounting adjustments.
(4)	Comprised primarily of AGT, Dexterra Group (acquired on May 29, 2020), Boat Rocker, Farmers Edge (consolidated July 1, 2020), Mosaic Capital (deconsolidated on August 5, 2021), Fairfax Africa and its subsidiary CIG (both deconsolidated on December 8, 2020) and Rouge Media (deconsolidated on January 1, 2021).
(5)	Amounts as presented in note 25 (Segmented Information) to the consolidated financial statements for the year ended December 31, 2021.
(6)	During 2021 the Non-insurance companies reporting segment recognized COVID-19-related government wage assistance of $62.1 (2020 - $123.8) as a reduction of other expenses in the consolidated statement of earnings.

For details on the acquisition and divestiture transactions noted below, refer to note 16 (Total Equity) and note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2021.

Restaurants and retail

On August 19, 2021 the company sold the operations of Toys "R" Us Canada for consideration of $90.3 (Cdn$115.7), deconsolidated Toys "R" Us Canada from the Non-insurance companies reporting segment.

Operating results

The increase in revenue of Restaurants and retail in 2021 primarily reflected higher business volumes across all companies within this operating segment due to reduced COVID-19 related lockdown restrictions in 2021 compared to 2020 and the impact of the strengthening of the Canadian dollar relative to the U.S. dollar (measured using average foreign exchange rates) by 7.0% in 2021, partially offset by the deconsolidation of Toys "R" Us Canada upon its sale.

The decrease in expenses of Restaurants and retail in 2021 primarily reflected the deconsolidation of Toys "R" Us Canada upon its sale and cost containment efforts across most companies within this operating segment, partially offset by higher business volumes across

FAIRFAX FINANCIAL HOLDINGS LIMITED

all companies within this operating segment, the strengthening of the Canadian dollar relative to the U.S. dollar (measured using average foreign exchange rates) by 7.0% in 2021 and lower government subsidies recognized which were recorded as a reduction of other expenses in the consolidated statement of earnings.

Fairfax India

On September 16, 2021 Fairfax India transferred 43.6% out of its 54.0% equity interest in Bangalore Airport to Anchorage Infrastructure Investments Holdings Limited ("Anchorage"), its wholly-owned holding company for investments in the airport sector of India, and sold an 11.5% equity interest in Anchorage to OMERS for gross proceeds of $129.2 (9.5 billion Indian rupees). Upon closing Fairfax India recorded a non-controlling interest in Anchorage and continued to equity account for its consolidated 54.0% equity interest in Bangalore Airport.

On April 29, 2021 Fairfax India completed the sale of its 48.8% equity interest in Privi Speciality Chemicals Limited ("Privi") to certain affiliates of Privi’s founders for $164.8 (12.2 billion Indian rupees), deconsolidated the assets and liabilities of Privi and recorded a net realized gain on investment of $94.9.

During 2020 Fairchem reorganized into two separate entities, Fairchem Organics Limited ("Fairchem"), comprised of the oleochemicals and neutraceuticals businesses, and Privi, comprised of the aroma chemicals business (deconsolidated on April 29, 2021).

Operating results

The decrease in revenue and expenses in 2021 primarily reflected the deconsolidation of Privi and lower business volumes at NCML, partially offset by higher business volumes at Fairchem.

Interest and dividend expense of $102.2 in 2021 included an accrual of a performance fee payable to Fairfax of $85.2 compared to interest and dividend income of $28.9 in 2020 that included a reversal of a performance fee payable of $47.9. The performance fee payable and reversal of payable represented intercompany transactions that were eliminated on consolidation, with net earnings attributable to shareholders of Fairfax in 2021 benefiting by Fairfax India’s non-controlling interests being allocated its share of Fairfax India’s performance fee expense.

At December 31, 2021 the holding company had a performance fee receivable of $84.7 pursuant to its investment advisory agreement with Fairfax India for the period from January 1, 2021 to December 31, 2023. This intercompany receivable is eliminated in the company’s consolidated financial reporting. Under the investment advisory agreement, if a performance fee is payable for the period ending on December 31, 2023, the performance fee will be payable in cash, or at Fairfax’s option, in subordinate voting shares of Fairfax India. If Fairfax elects to have the performance fee paid in subordinate voting shares, such election must be made no later than December 15, 2023. On March 5, 2021 the holding company received 546,263 newly issued Fairfax India subordinate voting shares as settlement of a performance fee receivable of $5.2 for the period from January 1, 2018 to December 31, 2020.

Net gains on investments of $236.4 in 2021 primarily reflected net gains on common stocks and a gain on deconsolidation of Privi of $94.9. Net losses on investments of $12.4 in 2020 primarily reflected foreign exchange losses on Fairfax India’s U.S. dollar borrowings as the U.S. dollar strengthened relative to the Indian rupee.

Thomas Cook India

Operating results

The decrease in the pre-tax loss before interest expense of Thomas Cook India in 2021 principally reflected increased revenue and expenses due to higher business volumes resulting from reduced COVID-19 related lockdown restrictions in 2021.

Other

On August 5, 2021 Mosaic Capital completed a privatization arrangement with a third party purchaser pursuant to which the company principally exchanged its holdings of Mosaic Capital debentures and warrants for newly issued Mosaic Capital 25-year debentures, and

FAIRFAX FINANCIAL HOLDINGS LIMITED

invested a nominal amount in the privatized company for a 20.0% equity interest, resulting in the deconsolidation of Mosaic Capital from the Non-insurance companies reporting segment.

During March 2021, Farmers Edge completed an initial public offering for Cdn$143.8 ($113.8). Prior to the initial public offering the company exercised its warrants and converted its convertible debentures for common shares of Farmers Edge, resulting in the company’s controlling equity interest in Farmers Edge increasing to 59.9% on completion of the initial public offering and capital transactions.

On March 24, 2021 Boat Rocker completed an initial public offering for Cdn$170.1 ($135.5). Prior to the initial public offering the company converted its convertible debentures for subordinate voting shares of Boat Rocker, resulting in the company having an economic and voting interest in Boat Rocker of 45.0% and 56.1% on completion of the initial public offering and capital transactions.

On December 8, 2020 Helios Holdings Limited ("Helios") acquired a 45.9% voting and equity interest in Fairfax Africa in exchange for contributing its entitlement to cash flows from certain fee streams. Upon closing Helios was appointed sole investment advisor to Fairfax Africa and its co-founders were appointed as Co-Chief Executive Officers, resulting in Fairfax no longer being able to exercise control over Fairfax Africa. Fairfax Africa was subsequently renamed Helios Fairfax Partners Corporation ("HFP") and continues to be listed on the Toronto Stock Exchange. At closing the company deconsolidated Fairfax Africa from the Non-insurance companies reporting segment, recognized its 32.3% equity interest in HFP as an associate.

On May 29, 2020 the company acquired a 49.0% equity interest in Horizon North Logistics Inc. ("Horizon North") and obtained de facto voting control of Horizon North as its largest equity and voting shareholder. Horizon North was consolidated in the Non-insurance companies reporting segment and subsequently renamed Dexterra Group Inc. ("Dexterra Group").

Operating results

The increase in the revenue and expenses of Other in 2021 primarily reflected increased business volumes at Boat Rocker and Dexterra Group, the inclusion in 2021 of full year revenue and expenses of Farmers Edge (consolidated on July 1, 2020) and Horizon North (the reverse acquisition by Dexterra on May 29, 2020), partially offset by the deconsolidation of Fairfax Africa and its subsidiary CIG (both on December 8, 2020), Rouge Media (on January 1, 2021) and Mosaic Capital (on August 5, 2021).

Net gains on investments of $3.4 was nominal in 2021 compared to net losses on investments of $50.6 in 2020 which primarily related to net losses on corporate bonds held by Fairfax Africa and a loss on deconsolidation of a subsidiary at CIG, partially offset by net gains on foreign currency contracts at AGT.

Interest and Dividends

An analysis of interest and dividends is presented in the Investments section of this MD&A.

Share of Profit (Loss) of Associates

An analysis of share of profit (loss) of associates is presented in the Investments section of this MD&A.

Net Gains (Losses) on Investments

An analysis of consolidated net gains on investments is provided in the Investments section of this MD&A.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Interest Expense

Consolidated interest expense as presented in the consolidated statement of earnings was comprised as follows:

	2021	2020
Interest expense on borrowings:
Holding company	305.2	235.3
Insurance and reinsurance companies	51.6	51.0
Non-insurance companies(1)	99.2	126.8
	456.0	413.1
Interest expense on lease liabilities:(2)
Holding company and insurance and reinsurance companies	16.8	19.0
Non-insurance companies	41.1	43.8
	57.9	62.8
Interest expense	513.9	475.9

(1)	Borrowings and related interest expense of the non-insurance companies are non-recourse to the holding company.
(2)	Represents accretion of lease liabilities using the effective interest method.

The increase in interest expense on borrowings at the holding company in 2021 principally reflected the loss of $45.7 on redemptions of the $353.5 (Cdn$446.0) principal amount of 5.84% unsecured senior notes due 2022 and the $317.1 (Cdn$400.0) principal amount of 4.50% unsecured senior notes due 2023, the issuance on March 3, 2021 of $600.0 principal amount of 3.375% senior notes due 2031, and the issuance on April 29, 2020 of $650.0 principal amount of 4.625% senior notes due 2030, partially offset by decreased borrowings at lower interest rates on the $2.0 billion unsecured revolving credit facility.

The interest expense on borrowings at the insurance and reinsurance companies increased modestly in 2021, principally reflecting the accretion of the redemption liability related to the non-controlling interests in Eurolife, partially offset by the redemption of Odyssey Group’s unsecured senior notes on March 15, 2021 and June 15, 2021, the deconsolidation of Allied World’s senior note on March 1, 2021 (as part of the sale of Vault Insurance) and European Run-off’s borrowings on March 31, 2020, and lower interest expense at Brit (primarily due to the reset of interest rate from 6.625% to 3.6757% on its £135.0 subordinate debt in December 2020 and repayments during 2021 on its revolving credit facility).

The decrease in interest expense on borrowings at the non-insurance companies in 2021 principally reflected the deconsolidation of borrowings of CIG on December 8, 2020, Privi on April 29, 2021, Toys "R" Us Canada on August 19, 2021 and Mosaic Capital on August 5, 2021, decreased borrowings at Boat Rocker (primarily due to repayment of debt subsequent to its initial public offering), and decreased interest expense at Fairfax India (due to lower borrowings on its senior notes upon refinancing on February 26, 2021, and decreased borrowings at lower interest rates at NCML) and Recipe (due to repayments on its revolving credit facility).

Interest expense by reporting segment is set out in the Net Earnings by Reporting Segment section of this MD&A.

For details of the company’s borrowings refer to note 15 (Borrowings) to the consolidated financial statements for the year ended December 31, 2021.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Corporate Overhead and Other

Corporate overhead and other primarily consists of the expenses of all of the group holding companies (corporate overhead), net of investment management and administration fees earned by the holding company, interest and dividends earned on holding company cash and investments and holding company share of (profit) loss of associates.

	2021	2020
Fairfax corporate overhead	206.6	172.9
Subsidiary holding companies' corporate overhead	61.7	61.6
Subsidiary holding companies' non-cash intangible asset amortization and goodwill impairment charges(1)	140.7	93.7
Corporate overhead(2)	409.0	328.2
Holding company interest and dividends	(24.6)	(55.8)
Holding company share of (profit) loss of associates	(38.8)	47.6
Investment management and administration fees and other(3)	(255.9)	(67.3)
	89.7	252.7

(1)	Non-cash intangible asset amortization is principally related to customer and broker relationships.
(2)	Presented as consolidated corporate overhead in note 25 (Segmented Information) to the consolidated financial statements for the year ended December 31, 2021.
(3)	Presented as a consolidation elimination in note 25 (Segmented Information) to the consolidated financial statements for the year ended December 31, 2021.

Fairfax corporate overhead increased to $206.6 in 2021 from $172.9 in 2020, primarily reflecting increases in employee compensation expenses and charitable donations, partially offset by decreased legal and consulting fees.

Subsidiary holding companies’ corporate overhead of $61.7 in 2021 was stable compared to $61.6 in 2020, primarily reflecting increased consulting fees (principally related to the implementation of IFRS 17 Insurance contracts of $20.9 (2020 - $7.0)) and higher charitable donations, partially offset by decreased employee compensation expenses and lower net costs related to insurance agents and brokers.

Subsidiary holding companies’ non-cash intangible asset amortization and goodwill impairment charges of $140.7 in 2021 and $93.7 in 2020 related to intangible asset amortization charges of $92.5 (2020 - $93.7) primarily at Allied World and Crum & Forster, and non-cash goodwill impairment charges of $48.2 (2020 - nil) primarily related to Run-off.

Investment management and administration fees and other of $255.9 in 2021 (2020 - $67.3) were primarily comprised of investment and administration fees of $256.6 (2020 - $90.3) earned from the insurance and reinsurance subsidiaries, partially offset by consolidation eliminations. The increase in investment and administration fees in 2021 primarily reflected the change in the performance fee receivable from Fairfax India (receivable of $85.2 in 2021 compared to a reversal of a $47.9 receivable in 2020), and increased investment management fees from insurance and reinsurance subsidiaries (primarily affected by the consolidation and management of Eurolife’s investment portfolio and net unrealized appreciation of equity and equity-related holdings).

The performance fee receivable of $85.2 was accrued by the company pursuant to its investment advisory agreement with Fairfax India whereby the company receives a performance fee, if any, as the increase in Fairfax India’s book value per share (common shareholders’ equity divided by the number of common shares effectively outstanding) over the period from January 1, 2021 to December 31, 2023 exceeds a specified threshold.

Interest and dividends, share of profit (loss) of associates and net gains (losses) on investments attributable to the Corporate and Other reporting segment are set out in the Investments section of this MD&A.

Income Taxes

The company’s effective income tax rate in 2021 of 16.5% (provision for income taxes of $726.0) was lower than the company’s Canadian statutory income tax rate of 26.5% primarily due to income taxed at rates lower than the Canadian statutory income tax rate (principally in Asia, the U.S., Barbados, the U.K. and at Allied World) and non-taxable investment income (principally comprised of dividend income, non-taxable interest income, the 50% of net capital gains which are not taxable in Canada and share of profit of associates in certain jurisdictions), partially offset by the non-recognition of the tax benefit of losses and temporary differences

FAIRFAX FINANCIAL HOLDINGS LIMITED

(principally related to unrecorded deferred tax assets in Canada and the U.S., partially offset by the recognition of previously unrecorded deferred tax assets in the U.K. and at Allied World) and permanent differences.

The company’s effective income tax rate in 2020 of 84.7% (provision for income taxes of $206.7) was higher than the company’s Canadian statutory income tax rate of 26.5% primarily due to the non-recognition of the tax benefit of losses and temporary differences (principally related to unrecorded deferred tax assets in Canada, the U.S. and the U.K.) and permanent differences (principally reflecting non-cash impairment charges on goodwill and intangible assets recorded by the Non-insurance companies reporting segment), partially offset by non-taxable investment income (principally comprised of dividend income, non-taxable interest income, the 50% of net capital gains which are not taxable in Canada, share of profit of associates in certain jurisdictions and the non-taxable gain on deconsolidation of European Run-off).

For details refer to note 18 (Income Taxes) to the consolidated financial statements for the year ended December 31, 2021.

Non-controlling Interests

Non-controlling interests principally related to Allied World, Fairfax India, Brit, Odyssey Group and Recipe. For details refer to note 16 (Total Equity) to the consolidated financial statements for the year ended December 31, 2021.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Balance Sheets by Reporting Segment

The company’s segmented balance sheets as at December 31, 2021 and 2020 present the assets and liabilities of, and the capital invested by the company in, each of the company’s reporting segments. The segmented balance sheets have been prepared on the following basis:

(a)	The balance sheet for each reporting segment is on a legal entity basis for the subsidiaries within that segment, in accordance with Fairfax’s IFRS accounting policies and includes, where applicable, acquisition accounting adjustments principally related to goodwill and intangible assets which arose on initial acquisition of the subsidiaries or on a subsequent step acquisition.
(b)	Certain of the company’s subsidiaries held equity interests in other Fairfax subsidiaries ("Fairfax affiliates") at December 31, 2021. These investments in Fairfax affiliates are carried at cost and are disclosed in the table below. Affiliated insurance and reinsurance balances, including premiums receivable (included in insurance contracts receivable), deferred premium acquisition costs, recoverable from reinsurers, insurance contract payables, provision for losses and loss adjustment expenses and provision for unearned premiums, are not shown separately but are eliminated in "Corporate and eliminations".
(c)	Corporate and eliminations includes the Fairfax holding company and its subsidiary intermediate holding companies, and the consolidating and eliminating entries required under IFRS to prepare consolidated financial statements. The most significant of those entries are derived from the elimination of intercompany reinsurance (primarily consisting of reinsurance provided by Group Re and reinsurance between Odyssey Group and Allied World and the primary insurers), which affects recoverable from reinsurers, provision for losses and loss adjustment expenses and unearned premiums. Borrowings within Corporate and eliminations of $5,346.1 at December 31, 2021 (December 31, 2020 - $5,588.1) primarily consisted of Fairfax holding company borrowings of $5,338.6 (December 31, 2020 - $5,580.6).

	Equity interests in Fairfax affiliates at December 31, 2021
								Insurance &	Life
		Odyssey	Crum &	Zenith		Allied	Fairfax	Reinsurance	insurance	Corporate
	Northbridge	Group	Forster	National	Brit	World	Asia	- Other	and Run-off	& Other	Consolidated
Investments in insurance and reinsurance affiliates(1)(2)
Zenith National	—	6.1%	2.0%	—	—	—	—	—	—	91.9%	100.0%
TRG (Run-off)	—	—	—	—	—	—	—	31.5%	—	68.5%	100.0%
Singapore Re	—	8.8%	—	—	—	—	91.2%	—	—	—	100.0%

Investments in non-insurance affiliates(3)
Thomas Cook India	—	8.5%	1.4%	0.4%	—	10.3%	0.5%	0.2%	2.3%	43.2%	66.8%
Fairfax India	—	6.1%	3.7%	1.0%	3.3%	5.9%	1.1%	2.4%	—	6.6%	30.1%
Recipe	5.4%	12.3%	7.1%	1.0%	2.4%	5.7%	—	3.1%	0.2%	1.3%	38.5%
Boat Rocker	—	—	25.3%	9.0%	—	5.9%	—	4.8%	—	—	45.0%
AGT	—	7.7%	12.3%	3.1%	—	16.4%	—	—	—	18.5%	58.0%
Dexterra Group	—	16.9%	5.3%	—	3.1%	10.9%	—	—	3.4%	9.2%	48.8%
Farmers Edge	2.2%	17.5%	22.9%	3.5%	0.9%	4.5%	—	9.9%	—	—	61.4%

(1)	This table excludes subsidiaries where the company’s equity interest is entirely held by the holding company including Northbridge, Odyssey Group, Crum & Forster, Brit, Allied World, Fairfax Asia, Fairfax Brasil, Fairfax Latam, Bryte Insurance, Polish Re, Colonnade Insurance, Fairfax Ukraine and Eurolife (consolidated on July 14, 2021).
(2)	Investments in insurance and reinsurance affiliates are reported in investments in Fairfax insurance and reinsurance affiliates on the segmented balance sheet.
(3)	Investments in non-insurance affiliates are reported in portfolio investments on the segmented balance sheet.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Segmented Balance Sheet as at December 31, 2021

	Insurance and Reinsurance
										Life		Corporate
		Odyssey	Crum &	Zenith		Allied	Fairfax			insurance	Non-insurance	and
	Northbridge	Group	Forster	National	Brit	World	Asia	Other	Total	and Run-off	companies	eliminations(4)	Consolidated
Assets
Holding company cash and investments	77.5	511.0	2.3	13.7	—	—	—	—	604.5	—	—	873.8	1,478.3
Insurance contract receivables	597.1	2,328.2	447.1	229.2	1,208.0	1,490.6	122.7	843.1	7,266.0	7.8	—	(390.6)	6,883.2
Portfolio investments(1)	4,187.1	11,669.3	5,773.6	1,727.8	5,514.3	10,739.0	3,086.0	2,364.7	45,061.8	4,963.9	2,252.8	(581.1)	51,697.4
Deferred premium acquisition costs	193.2	547.1	230.4	17.5	297.3	475.6	33.9	182.3	1,977.3	3.8	—	(57.0)	1,924.1
Recoverable from reinsurers	425.1	1,670.9	1,582.7	46.8	2,398.5	4,822.5	494.1	2,056.7	13,497.3	457.6	—	(1,864.4)	12,090.5
Deferred income tax assets	36.5	69.8	73.8	43.6	—	—	1.2	43.3	268.2	29.0	66.9	158.3	522.4
Goodwill and intangible assets	216.2	174.6	280.1	402.0	796.1	1,505.8	104.9	99.8	3,579.5	7.5	2,341.2	—	5,928.2
Due from affiliates	209.7	7.9	4.1	0.2	1.3	7.2	1.0	0.5	231.9	360.2	—	(592.1)	—
Other assets	209.9	228.3	295.9	82.1	382.2	254.1	166.2	127.3	1,746.0	810.0	3,195.5	369.8	6,121.3
Investments in Fairfax insurance and reinsurance affiliates(2)	—	102.8	29.4	—	—	—	—	35.0	167.2	29.3	—	(196.5)	—
Total assets	6,152.3	17,309.9	8,719.4	2,562.9	10,597.7	19,294.8	4,010.0	5,752.7	74,399.7	6,669.1	7,856.4	(2,279.8)	86,645.4

Liabilities
Accounts payable and accrued liabilities	282.4	564.7	366.4	74.7	317.2	310.0	49.7	185.3	2,150.4	233.4	2,077.4	524.2	4,985.4
Derivative obligations	—	53.8	4.2	0.4	13.3	0.8	—	—	72.5	—	47.9	32.5	152.9
Due to affiliates	0.6	10.9	0.1	3.1	—	0.2	4.0	10.5	29.4	0.2	135.1	(164.7)	—
Deferred income tax liabilities	—	—	—	—	46.0	49.7	211.8	14.7	322.2	72.9	198.5	5.2	598.8
Insurance contract payables	163.0	1,132.1	222.5	63.3	955.5	1,007.8	114.3	630.9	4,289.4	652.0	—	(447.9)	4,493.5
Provision for losses and loss adjustment expenses(3)	2,464.7	7,842.7	4,272.5	1,052.7	5,130.7	9,548.1	693.1	2,680.1	33,684.6	4,806.1	—	(1,598.4)	36,892.3
Provision for unearned premiums(3)	1,068.0	2,341.9	1,207.7	282.8	1,392.0	3,150.0	263.9	988.2	10,694.5	16.5	—	(256.8)	10,454.2
Borrowings	—	—	—	38.3	227.9	524.5	—	—	790.7	—	1,616.2	5,346.1	7,753.0
Total liabilities	3,978.7	11,946.1	6,073.4	1,515.3	8,082.6	14,591.1	1,336.8	4,509.7	52,033.7	5,781.1	4,075.1	3,440.2	65,330.1

Equity
Shareholders' equity attributable to shareholders of Fairfax	2,173.6	5,363.8	2,646.0	1,047.6	2,280.9	4,703.7	2,601.9	1,237.6	22,055.1	888.0	3,690.8	(10,248.8)	16,385.1
Non-controlling interests	—	—	—	—	234.2	—	71.3	5.4	310.9	—	90.5	4,528.8	4,930.2
Total equity	2,173.6	5,363.8	2,646.0	1,047.6	2,515.1	4,703.7	2,673.2	1,243.0	22,366.0	888.0	3,781.3	(5,720.0)	21,315.3
Total liabilities and total equity	6,152.3	17,309.9	8,719.4	2,562.9	10,597.7	19,294.8	4,010.0	5,752.7	74,399.7	6,669.1	7,856.4	(2,279.8)	86,645.4

Capital
Borrowings	—	—	—	38.3	227.9	524.5	—	—	790.7	—	1,616.2	5,346.1	7,753.0
Investments in Fairfax affiliates	62.4	598.0	585.4	62.1	107.0	364.3	29.0	133.5	1,941.7	76.5	—	(2,018.2)	—
Shareholders' equity attributable to shareholders of Fairfax	2,111.2	4,215.8	2,060.6	985.5	1,848.8	2,919.8	2,586.7	1,108.8	17,837.2	811.5	1,782.5	(4,046.1)	16,385.1
Non-controlling interests	—	550.0	—	—	559.3	1,419.6	57.5	0.7	2,587.1	—	1,998.8	344.3	4,930.2
Total capital	2,173.6	5,363.8	2,646.0	1,085.9	2,743.0	5,228.2	2,673.2	1,243.0	23,156.7	888.0	5,397.5	(373.9)	29,068.3
% of consolidated total capital	7.5%	18.5%	9.1%	3.7%	9.4%	18.0%	9.2%	4.3%	79.7%	3.1%	18.6%	(1.4)%	100.0%

(1)	Includes intercompany investments in Fairfax non-insurance subsidiaries carried at cost that are eliminated on consolidation.
(2)	Intercompany investments in Fairfax insurance and reinsurance subsidiaries carried at cost that are eliminated on consolidation.
(3)	Included in insurance contract liabilities on the consolidated balance sheet.
(4)	Corporate and eliminations includes the Fairfax holding company, subsidiary intermediate holding companies, and consolidating and eliminating entries. The most significant of those entries are the elimination of intercompany reinsurance provided by Group Re, and reinsurance provided by Odyssey Group and Allied World to the primary insurers.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Segmented Balance Sheet as at December 31, 2020

	Insurance and Reinsurance
											Non-	Corporate
		Odyssey	Crum &	Zenith		Allied	Fairfax				insurance	and
	Northbridge	Group	Forster	National	Brit	World	Asia	Other	Total	Run-off	companies	eliminations(5)	Consolidated
Assets
Holding company cash and investments	76.3	499.6	8.1	14.1	—	—	—	—	598.1	—	—	654.1	1,252.2
Insurance contract receivables	537.5	1,674.0	412.9	233.1	1,015.9	1,409.7	100.5	668.9	6,052.5	8.4	—	(244.8)	5,816.1
Portfolio investments(1)(2)	3,472.2	10,347.5	5,023.1	1,616.3	4,912.0	9,224.0	1,246.1	2,106.6	37,947.8	1,592.4	1,810.3	758.1	42,108.6
Deferred premium acquisition costs	169.4	387.4	197.3	12.8	222.3	404.9	22.5	157.8	1,574.4	—	—	(30.7)	1,543.7
Recoverable from reinsurers	379.4	1,497.2	1,143.4	38.5	1,829.3	4,092.6	330.1	1,943.7	11,254.2	453.7	—	(1,174.7)	10,533.2
Deferred income tax assets	58.1	159.9	148.1	59.4	—	—	2.0	32.5	460.0	0.1	64.5	189.3	713.9
Goodwill and intangible assets	200.9	177.0	293.0	410.8	781.3	1,551.7	119.5	52.0	3,586.2	41.1	2,601.8	—	6,229.1
Due from affiliates	207.4	8.0	3.6	0.2	0.5	2.0	0.7	0.2	222.6	357.7	3.8	(584.1)	—
Other assets	130.4	202.0	337.1	86.8	279.4	290.6	98.7	101.4	1,526.4	119.2	3,868.6	343.0	5,857.2
Investments in Fairfax insurance and reinsurance affiliates(3)	—	89.1	29.4	—	—	—	—	34.7	153.2	29.3	—	(182.5)	—
Total assets	5,231.6	15,041.7	7,596.0	2,472.0	9,040.7	16,975.5	1,920.1	5,097.8	63,375.4	2,601.9	8,349.0	(272.3)	74,054.0

Liabilities
Accounts payable and accrued liabilities	248.4	552.1	350.9	63.9	172.8	276.0	41.0	138.2	1,843.3	59.9	2,566.4	526.5	4,996.1
Derivative obligations	0.1	82.0	12.6	3.2	10.6	6.3	—	0.1	114.9	1.1	50.0	23.4	189.4
Due to affiliates	0.6	0.3	1.6	3.5	—	0.4	0.5	1.4	8.3	—	117.6	(125.9)	—
Deferred income tax liabilities	0.9	—	—	—	28.9	64.0	47.9	11.0	152.7	—	197.7	6.0	356.4
Insurance contract payables	128.3	818.3	183.2	88.1	495.5	889.8	85.0	536.0	3,224.2	11.6	—	(271.8)	2,964.0
Provision for losses and loss adjustment expenses(4)	2,108.8	6,917.0	3,848.1	1,062.5	4,783.5	8,154.1	423.9	2,511.5	29,809.4	2,023.3	—	(1,023.4)	30,809.3
Provision for unearned premiums(4)	931.2	1,681.3	1,010.4	279.6	1,020.4	2,607.6	196.4	823.2	8,550.1	—	—	(152.6)	8,397.5
Borrowings	—	90.0	41.4	38.3	314.5	549.2	—	—	1,033.4	—	2,192.5	5,588.1	8,814.0
Total liabilities	3,418.3	10,141.0	5,448.2	1,539.1	6,826.2	12,547.4	794.7	4,021.4	44,736.3	2,095.9	5,124.2	4,570.3	56,526.7

Equity
Shareholders' equity attributable to shareholders of Fairfax	1,813.2	4,900.7	2,147.8	932.9	2,092.8	4,436.6	1,060.0	1,071.3	18,455.3	506.0	3,080.0	(8,184.7)	13,856.6
Non-controlling interests	0.1	—	—	—	121.7	(8.5)	65.4	5.1	183.8	—	144.8	3,342.1	3,670.7
Total equity	1,813.3	4,900.7	2,147.8	932.9	2,214.5	4,428.1	1,125.4	1,076.4	18,639.1	506.0	3,224.8	(4,842.6)	17,527.3
Total liabilities and total equity	5,231.6	15,041.7	7,596.0	2,472.0	9,040.7	16,975.5	1,920.1	5,097.8	63,375.4	2,601.9	8,349.0	(272.3)	74,054.0

Capital
Borrowings	—	90.0	41.4	38.3	314.5	549.2	—	—	1,033.4	—	2,192.5	5,588.1	8,814.0
Investments in Fairfax affiliates	61.8	489.7	258.2	63.5	105.1	274.1	29.2	122.9	1,404.5	65.8	—	(1,470.3)	—
Shareholders' equity attributable to shareholders of Fairfax	1,751.4	4,411.0	1,889.6	869.4	1,987.7	2,825.0	1,030.8	948.0	15,712.9	440.2	1,385.9	(3,682.4)	13,856.6
Non-controlling interests	0.1	—	—	—	121.7	1,329.0	65.4	5.5	1,521.7	—	1,838.9	310.1	3,670.7
Total capital	1,813.3	4,990.7	2,189.2	971.2	2,529.0	4,977.3	1,125.4	1,076.4	19,672.5	506.0	5,417.3	745.5	26,341.3
% of consolidated total capital	6.9%	18.9%	8.3%	3.7%	9.6%	18.9%	4.3%	4.1%	74.7%	1.9%	20.6%	2.8%	100.0%

(1)	Includes intercompany investments in Fairfax non-insurance subsidiaries carried at cost that are eliminated on consolidation.
(2)	Includes investment in associate held for sale at December 31, 2020 of $729.5. See note 6 (Investments in Associates) and note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2021.
(3)	Intercompany investments in Fairfax insurance and reinsurance subsidiaries carried at cost that are eliminated on consolidation.
(4)	Included in insurance contract liabilities on the consolidated balance sheet.
(5)	Corporate and eliminations includes the Fairfax holding company, subsidiary intermediate holding companies, and consolidating and eliminating entries. The most significant of those entries are the elimination of intercompany reinsurance provided by Group Re, and reinsurance provided by Odyssey Group and Allied World to the primary insurers.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Components of Consolidated Balance Sheets

Consolidated Balance Sheet Summary

Changes to the assets and liabilities on the company’s consolidated balance sheet at December 31, 2021 compared to December 31, 2020 were primarily due to the consolidation of Eurolife and Singapore Re, net unrealized appreciation of equity and equity-related holdings and the company’s investment in Digit compulsory convertible preferred shares, increased business volumes at the insurance and reinsurance operations, the sale of the company’s joint venture interest in RiverStone Barbados, the deconsolidation of Toys "R" Us Canada and Mosaic Capital, Fairfax India’s deconsolidation of Privi and initial public offerings by Farmers Edge and Boat Rocker.

Holding company cash and investments increased to $1,478.3 ($1,446.2 net of $32.1 of holding company derivative obligations) at December 31, 2021 from $1,252.2 at December 31, 2020 ($1,229.4 net of $22.8 of holding company derivative obligations). Significant cash movements at the holding company in 2021 are set out in the Financial Condition section of this MD&A under the heading "Liquidity".

Insurance contract receivables increased by $1,067.1 to $6,883.2 at December 31, 2021 from $5,816.1 at December 31, 2020 primarily reflecting higher insurance and reinsurance premiums receivable due to increased business volumes and the normal lag in the associated premium collection (principally at Odyssey Group, Allied World, Brit and Northbridge).

Portfolio investments comprise investments carried at fair value and equity accounted investments, the aggregate carrying value of which was $51,697.4 at December 31, 2021 ($51,576.6 net of subsidiary derivative obligations) compared to an aggregate carrying value at December 31, 2020 of $42,108.6 ($41,942.0 net of subsidiary derivative obligations). The increase of $9,634.6 principally reflected the consolidation of the investment portfolios of Eurolife ($3,256.8) and Singapore Re ($316.9), net unrealized appreciation of preferred stocks (primarily a net unrealized gain of $1,490.3 on the company’s investment in Digit compulsory convertible preferred shares), common stocks, long equity total return swap derivative contracts and convertible bonds, in addition to the specific factors which caused movements in portfolio investments as discussed in the paragraphs that follow.

Subsidiary cash and short term investments (including cash and short term investments pledged for derivative obligations) increased by $8,599.9, primarily reflecting the proceeds from net sales of short to mid-dated high quality corporate bonds and the consolidation of the cash and short term investments of Eurolife ($1,721.1).

Bonds (including bonds pledged for derivative obligations) decreased by $1,547.1, primarily reflecting net sales of short to mid-dated high quality corporate bonds, the exchange of certain debentures issued by Seaspan for newly issued Atlas preferred shares and the redemption of the remaining Seaspan debentures, partially offset by the consolidation of the bond portfolios of Eurolife ($1,217.2) and Singapore Re and net purchases of first mortgage loans ($826.9), U.S. treasury bonds and Canadian government bonds.

Common stocks increased by $892.1 primarily reflecting net unrealized appreciation and the consolidation of the common stock portfolio of Eurolife.

Investments in associates (including investment in associate held for sale), decreased by $335.6 primarily reflecting the sale of the company’s joint venture interest in RiverStone Barbados, the consolidation of Eurolife and Singapore Re (both previously equity accounted), recognition of distributions and dividends from associates and joint ventures, share of other comprehensive loss of associates (principally foreign currency losses) and a partial sale of the company’s investment in IIFL Finance (investment is still held by Fairfax India), partially offset by share of profit of associates ($402.0), the commencement of the equity method of accounting for Gulf Insurance, and the consolidation of Eurolife’s investments in associates ($152.6).

Derivatives and other invested assets, net of derivative obligations, increased by $224.6 primarily reflecting net unrealized gains on equity warrants, a monthly royalty receivable on future revenues from the sale of Toys "R" Us Canada, lower net payables to counterparties on foreign exchange contracts and net unrealized gains on investment property, partially offset by lower net receivables from counterparties on long equity total return swaps.

Recoverable from reinsurers increased by $1,557.3 to $12,090.5 at December 31, 2021 from $10,533.2 at December 31, 2020 primarily reflecting increased business volumes and catastrophe losses ceded to reinsurers, the fourth quarter 2021 reinsurance

FAIRFAX FINANCIAL HOLDINGS LIMITED

transaction at Brit and the consolidation of Singapore Re, partially offset by net favourable prior year reserve development ceded to reinsurers.

Deferred income tax assets decreased by $191.5 to $522.4 at December 31, 2021 from $713.9 at December 31, 2020 primarily reflecting the utilization of operating losses and timing differences in the U.S. due to pre-tax income, partially offset by the consolidation of Eurolife.

Goodwill and intangible assets decreased by $300.9 to $5,928.2 at December 31, 2021 from $6,229.1 at December 31, 2020 primarily reflecting the amortization of intangible assets and the deconsolidation of Toys "R" Us Canada, Privi (by Fairfax India), and Mosaic Capital, partially offset by the consolidation of Eurolife and intangible asset additions. The allocation by operating segment at December 31, 2021 of goodwill of $3,084.8 and intangible assets of $2,843.4 (December 31, 2020 - $3,126.3 and $3,102.8), is described in note 12 (Goodwill and Intangible Assets) to the consolidated financial statements for the year ended December 31, 2021. Impairment tests for goodwill and indefinite-lived intangible assets were completed during 2021 and it was concluded that no significant impairments had occurred.

Other assets increased by $264.1 to $6,121.3 at December 31, 2021 from $5,857.2 at December 31, 2020 primarily reflecting the consolidation of Eurolife (principally assets associated with unit-linked insurance products), increases in receivables for securities sold but not yet settled and pension surplus at the insurance and reinsurance companies, and increases in inventories and other revenue receivables at the non-insurance companies as business rebounded with reduced COVID-19 related lockdown restrictions in 2021, partially offset by the deconsolidation of Toys "R" Us Canada, Privi (by Fairfax India) and Mosaic Capital, and amortization and disposals of premises and equipment and right-of-use assets at the non-insurance companies.

Accounts payable and accrued liabilities decreased by $10.7 to $4,985.4 at December 31, 2021 from $4,996.1 at December 31, 2020 primarily reflecting the deconsolidation of Toys "R" Us Canada, Privi (by Fairfax India) and Mosaic Capital, and decreases in lease liabilities (primarily reflecting payments made) and pension and post retirement liabilities, partially offset by the consolidation of Eurolife and increased income taxes payable.

Deferred income tax liabilities increased by $242.4 to $598.8 at December 31, 2021 from $356.4 at December 31, 2020 principally due to net unrealized gains on investments and the consolidation of Eurolife.

Insurance contract payables increased by $1,529.5 to $4,493.5 at December 31, 2021 from $2,964.0 at December 31, 2020 primarily reflecting an increase in premiums payable to reinsurers (primarily at Brit and Odyssey Group) due to an increase in premiums ceded and timing of associated payments and the consolidation of Eurolife (principally payables associated with unit-linked insurance products).

Provision for losses and loss adjustment expenses increased by $3,613.5 to $34,422.8 at December 31, 2021 from $30,809.3 at December 31, 2020 primarily reflecting increased business volumes (principally at Allied World, Odyssey Group, Northbridge and Crum & Forster), catastrophe losses, and the consolidation of Singapore Re and Eurolife General, partially offset by Run-off’s continued progress settling its claims liabilities, the impact of the strengthening of the U.S. dollar relative to the euro (principally at Odyssey Group, Brit and Allied World) and the Chilean peso, and net favourable prior year reserve development.

Non-controlling interests increased by $1,259.5 to $4,930.2 at December 31, 2021 from $3,670.7 at December 31, 2020 primarily reflecting other net changes in capitalization ($1,226.9, principally related to the sale of non-controlling interests in Odyssey Group and Brit) and non-controlling interests’ share of net earnings ($265.5), partially offset by dividends paid to non-controlling interests ($155.4) and non-controlling interests’ share of other comprehensive losses ($73.4). For further details refer to note 16 (Total Equity) and note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2021.

Comparison of 2020 to 2019 - Total assets and liabilities increased to $74,054.0 and $56,526.7 at December 31, 2020 from $70,508.5 and $52,601.3 at December 31, 2019 primarily reflecting increased business volumes in the insurance and reinsurance companies, net gains on bonds where the net proceeds from sales and maturities of U.S. treasury and Canadian government bonds were reinvested into U.S treasury short term investments, the consolidation of Farmers Edge on July 1, 2020 and Horizon North on May 29, 2020, partially offset by the deconsolidation of Fairfax Africa on December 8, 2020 and European Run-off on March 31, 2020 (classified as held for

FAIRFAX FINANCIAL HOLDINGS LIMITED

sale at December 31, 2019). Refer to note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2021 for additional details.

Provision for Losses and Loss Adjustment Expenses

Since 1985, in order to ensure so far as possible that the company’s provision for losses and loss adjustment expenses (“LAE”) (often called “loss reserves” or “provision for claims”) is adequate, management has established procedures so that the provision for losses and loss adjustment expenses at the company’s property and casualty insurance and reinsurance operations and Life insurance and Run-off are subject to several reviews. The reserves are reviewed separately by, and must be acceptable to, internal actuaries at each operating company and the company’s Chief Actuary. Additionally, independent actuaries are periodically engaged to review an operating company’s reserves or reserves for certain lines of business.

The tables below present the company’s property and casualty insurance and reinsurance companies and Run-off’s gross provision for losses and loss adjustment expenses by segment and line of business at December 31:

2021

	Property and Casualty Insurance and Reinsurance
		Odyssey	Crum &	Zenith		Allied	Fairfax				Corporate
	Northbridge	Group	Forster	National	Brit	World	Asia	Other	Total	Run-off	and Other	Consolidated
Property	398.1	2,051.9	255.9	7.3	952.5	1,486.5	270.2	1,260.1	6,682.5	43.9	—	6,726.4
Casualty	1,972.2	5,119.8	3,837.8	1,034.2	3,464.5	7,730.2	215.1	773.9	24,147.7	1,375.6	—	25,523.3
Specialty	87.0	432.4	169.3	7.7	672.7	264.6	206.0	332.5	2,172.2	0.9	—	2,173.1
	2,457.3	7,604.1	4,263.0	1,049.2	5,089.7	9,481.3	691.3	2,366.5	33,002.4	1,420.4	—	34,422.8
Intercompany	7.4	238.6	9.5	3.5	41.0	66.8	1.8	313.6	682.2	916.2	(1,598.4)	—
Provision for losses and LAE	2,464.7	7,842.7	4,272.5	1,052.7	5,130.7	9,548.1	693.1	2,680.1	33,684.6	2,336.6	(1,598.4)	34,422.8

2020

	Property and Casualty Insurance and Reinsurance
		Odyssey	Crum &	Zenith		Allied	Fairfax				Corporate
	Northbridge	Group	Forster	National	Brit	World	Asia	Other	Total	Run-off	and Other	Consolidated
Property	305.8	1,873.4	243.5	6.0	755.6	1,294.0	105.3	1,192.5	5,776.1	77.6	—	5,853.7
Casualty	1,720.1	4,469.6	3,433.9	1,049.6	3,252.5	6,534.2	166.7	784.3	21,410.9	1,412.0	—	22,822.9
Specialty	73.9	398.0	159.3	6.9	726.1	275.7	148.5	342.8	2,131.2	1.5	—	2,132.7
	2,099.8	6,741.0	3,836.7	1,062.5	4,734.2	8,103.9	420.5	2,319.6	29,318.2	1,491.1	—	30,809.3
Intercompany	9.0	176.0	11.4	—	49.3	50.2	3.4	191.9	491.2	532.2	(1,023.4)	—
Provision for losses and LAE	2,108.8	6,917.0	3,848.1	1,062.5	4,783.5	8,154.1	423.9	2,511.5	29,809.4	2,023.3	(1,023.4)	30,809.3

In the ordinary course of carrying on business, the company’s insurance and reinsurance and Run-off operations may pledge their own assets as security for their own obligations to pay claims or to make premium (and accrued interest) payments. Circumstances where assets may be pledged (either directly or to support letters of credit) include: regulatory deposits (such as with U.S. states for workers’ compensation business); deposits of funds at Lloyd’s in support of London market underwriting; and by a non-admitted company under

FAIRFAX FINANCIAL HOLDINGS LIMITED

U.S. insurance regulations as security for claims assumed or to support funds withheld obligations. Generally, the pledged assets are released as the underlying payment obligation is fulfilled. Cash and investments pledged by the company’s subsidiaries at December 31, 2021 of $6.6 billion, as described in note 5 (Cash and Investments) to the consolidated financial statements for the year ended December 31, 2021, represented the aggregate amount at that date that had been pledged in the ordinary course of business to support each pledging subsidiary’s respective obligations (these pledges do not involve the cross-collateralization by one subsidiary of another subsidiary’s obligations).

The provision for losses is established by the company’s insurance companies using the case method when claims are initially reported. The provisions are subsequently adjusted as additional information on the estimated ultimate amount of a claim becomes known during the course of its settlement. The company’s reinsurance companies rely on initial and subsequent premium and loss information received from ceding companies to establish estimates of their provisions for losses. In determining the provision to cover the estimated ultimate liability for all of the company’s insurance and reinsurance obligations, a provision is also made for management’s calculation of factors affecting the future development of losses including incurred but not reported losses based on the volume of business currently in force, the historical experience on claims and potential changes, such as changes in the underlying book of business, in law and in cost factors.

As time passes, more information about claims becomes known and the provision for losses are consequently adjusted upward or downward. Because of the various elements of estimation encompassed in this process, and the time it takes to settle many of the more substantial claims, several years may be required before a meaningful comparison of actual losses to the original estimates can be developed.

The development of the provision for losses is often measured as the difference between estimates of reserves as of the initial year-end and the re-estimated reserves at each subsequent year-end. This is based on actual payments in full or partial settlement of claims, plus re-estimates of the reserves required for claims still open or claims still unreported. Favourable development (or redundancies) means that subsequent reserve estimates are lower than originally indicated, while unfavourable development (or deficiencies) means that the original reserve estimates were lower than subsequently indicated. The net favourable reserve development in the two tables that follow excludes the loss reserve development of a subsidiary in the year it is acquired. In the "Reconciliation of Provision for Claims - Consolidated" table, a subsidiary’s provision for losses at December 31 in the year of acquisition is included in the line "Provision for claims of companies acquired during the year at December 31", whereas the net favourable reserve development as set out in the Sources of Net Earnings section of this MD&A and in the consolidated statement of earnings includes the loss reserve development of a subsidiary from its acquisition date.

Aggregate net favourable reserve development for the years ended December 31 were comprised as shown in the following table:

	Favourable/(Unfavourable)
Property and Casualty Insurance and Reinsurance	2021	2020
Northbridge	29.2	39.2
Odyssey Group	120.1	219.5
Crum & Forster	3.7	5.2
Zenith National	70.8	74.1
Brit	100.1	62.8
Allied World	(18.8)	5.1
Fairfax Asia(1)	17.5	18.5
Other(2)	26.1	30.5
	348.7	454.9
Run-off	(224.6)	(132.6)
Net favourable development	124.1	322.3

(1)	Excludes net favourable prior year reserve development of companies acquired in 2021 – Singapore Re ($4.0)
(2)	Excludes net favourable prior year reserve development of companies acquired in 2021 – Eurolife ($2.9)

FAIRFAX FINANCIAL HOLDINGS LIMITED

Changes in provision for losses and loss adjustment expenses recorded on the consolidated balance sheets and the related effect on losses on claims, net for the years ended December 31 were as shown in the following table:

Reconciliation of Provision for Claims – Consolidated

	2021	2020
Provision for claims at January 1 - net	22,856.5	21,558.4
Foreign exchange effect	(236.8)	190.5
Losses on claims for claims occurring:
In the current year	10,756.5	9,520.0
In the prior years - net favourable development	(124.1)	(322.3)
Paid on claims during the year related to:
The current year	(2,380.6)	(2,540.4)
The prior years	(5,594.7)	(5,521.9)
Provision for claims of companies acquired and reinsurance transactions during the year, at December 31	210.0	—
Divestitures during the year	(12.3)	(27.8)
Provision for claims at December 31 before the undernoted	25,474.5	22,856.5
CTR Life	4.4	5.5
Provision for claims at December 31 - net	25,478.9	22,862.0
Reinsurers' share of provision for claims at December 31	8,943.9	7,947.3
Provision for claims at December 31 - gross	34,422.8	30,809.3

The foreign exchange effect of change in provision for claims in 2021 primarily reflected the strengthening of the U.S. dollar relative to the euro (primarily at Odyssey Group, Brit and Allied World) and the Chilean, Argentinian and Colombian pesos, Polish zloty and South African rand. The company generally manages foreign currency risk on claims liabilities by investing in financial instruments and other assets denominated in the same currency as the liabilities to which they relate.

The company endeavours to establish adequate provisions for losses and loss adjustment expenses at the original valuation date, with the objective of achieving net favourable prior period reserve development at subsequent valuation dates. The reserves will always be subject to upward or downward development in the future which could be significantly different from the past due to many unknown factors.

Available on Fairfax’s website (www.fairfax.ca) in the Annual Financial Supplement for the year ended December 31, 2021 are tables that show the historical reserve reconciliation and the reserve development of Northbridge, Odyssey Group, Crum & Forster, Zenith National, Brit, Allied World, Fairfax Asia and Insurance and Reinsurance - Other (comprised of Group Re, Bryte Insurance, Fairfax Latin America, Fairfax Central and Eastern Europe and Eurolife General), and Run-off’s reconciliation of provision for claims.

Asbestos, Pollution and Other Latent Hazards

The company’s insurance contract liabilities include estimates for exposure to asbestos claims, environmental pollution and other types of latent hazard claims (collectively "APO exposures").

A number of the company’s subsidiaries wrote general liability policies and reinsurance prior to their acquisition by Fairfax under which policyholders continue to present asbestos-related injury claims. Substantially all of the company’s exposure to asbestos losses are now under the management of Run-off. Considerable uncertainty surrounding these types of claims affects the ability of insurers and reinsurers to estimate the amount of unpaid claims and related settlement expenses. Key legal principles governing coverage obligations remain unsettled in the courts, and legislation in various states has undermined the intent of the insurer and policyholder expressed in policy language. Further, asbestos litigation itself continues to be an imperfect process for resolving asbestos claims fairly. As a result, the insurance industry confronts continuing litigation and uncertainty in its efforts to quantify asbestos exposures.

Mesothelioma and lung cancer claims comprise the majority of asbestos claims now being filed and litigated, and the number of mesothelioma cases has not tailed off as expected. The average number of defendants named in each case continues to rise, and each year

FAIRFAX FINANCIAL HOLDINGS LIMITED

more defendants not previously sued for asbestos liability are named in lawsuits, putting pressure on costs of defense. Furthermore, plaintiffs’ firms in the asbestos litigation continue to push for an increase in the settlement values and jury verdicts in asbestos cases involving malignancies. Asbestos trial results have been mixed, with both plaintiff and defense verdicts having been rendered in courts throughout the U.S. The company continues to implement strategies and initiatives to address these issues and will evaluate and adjust its asbestos reserves as necessary.

The company also faces claims exposure related to environmental pollution and other latent injury allegedly from exposure to potentially harmful products or substances such as pharmaceutical products, chemical products, lead-based pigments and talc. Other latent injury claims have also arisen from insureds’ alleged responsibility for sports-related head trauma, sexual molestation, and opioid addiction. Potential exposure associated with sexual molestation claims has increased, driven by heightened awareness and investigation into past abuse, high profile claims, and legislation expanding alleged victims’ ability to sue, all of which have resulted in additional claims being reported to the company. The company also is monitoring the emergence of water and soil contamination claims involving perfluorinated chemicals (“PFCs”), as well as growing mass tort litigation involving claims of injury from pesticides and agricultural chemicals such as “Roundup,” Paraquat and chlorpyrifos. Coverage for lead paint manufacturers’ liability for large-scale abatement of lead paint that is being litigated in various appellate courts also presents potential exposure to the company. Moreover, the company continues to be presented with claims by companies seeking coverage for suits by women who claim bodily injury from exposure to talc, often alleged to have been contaminated with asbestos, as an ingredient of consumer products such as powders and cosmetics. Individual claimants number in the tens of thousands, and the future development of these claims and the degree of the company’s exposure to them are highly uncertain.

Reserves for asbestos, pollution and other latent hazards cannot be estimated using traditional loss reserving techniques that rely on historical accident year loss development factors. The uncertainty around future estimates is driven by the lack of historical experience to draw from, uncertainty surrounding the volume of such claims and reporting patterns, emerging science that examines the risk of disease posed by these substances, changes in law, inconsistent trial results, insolvencies of defendants and co-insurers, and social and economic inflation. As each insured presents different liability and coverage issues, the company evaluates its asbestos, pollution and other latent hazard exposure on an insured-by-insured basis. Since the mid-1990’s the company has utilized a sophisticated methodology that draws upon company experience and claim data sets to assess liabilities on reported claims. The methodology utilizes a ground-up, exposure-based analysis that constitutes the industry “best practice”. In conjunction with the exposure-based analysis, the company also uses aggregate industry methods when setting its overall asbestos, pollution and other latent hazard reserves.

Following is an analysis of the company’s gross and net loss and ALAE reserves from U.S. asbestos exposures for the years ended December 31:

	2021		2020
	Gross	Net	Gross	Net
Asbestos
Provision for asbestos claims and ALAE at January 1	1,030.6	840.0	1,074.6	860.5
Asbestos losses and ALAE incurred during the year	199.1	151.6	161.0	121.2
Asbestos losses and ALAE paid during the year	(193.0)	(152.7)	(205.0)	(141.7)
Provision for asbestos claims and ALAE at December 31	1,036.7	838.9	1,030.6	840.0

To the extent that future social, scientific, economic, legal, or legislative developments alter the volume of claims, the liabilities of policyholders, policy coverage or the ability to recover reinsurance, additional adjustments to loss reserves beyond current estimates may emerge in future periods.

Recoverable from Reinsurers

The company’s insurance and reinsurance operations purchase reinsurance to achieve various objectives including protection from catastrophic financial loss resulting from a single event, such as the total loss of a large manufacturing plant from a fire, protection against the aggregation of many smaller claims resulting from a single event, such as an earthquake or major hurricane, that may affect many policyholders simultaneously, and generally to protect capital by limiting loss exposure to acceptable levels.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Recoverable from reinsurers of $12,090.5 on the consolidated balance sheet at December 31, 2021 consisted of future recoverable amounts from reinsurers on unpaid claims ($8,989.3), reinsurance receivable on paid losses ($1,019.9) and the unearned portion of premiums ceded to reinsurers ($2,260.0), net of provision for uncollectible balances ($178.7). Recoverables from reinsurers on unpaid claims increased by $1,017.6 to $8,989.3 at December 31, 2021 from $7,971.7 at December 31, 2020, primarily reflecting increased business volumes at most insurance and reinsurance companies, the fourth quarter 2021 reinsurance transaction at Brit and the consolidation of Singapore Re.

The following table presents the company’s top 10 reinsurance groups (ranked by gross recoverable from reinsurers) at December 31, 2021, which represented 61.7% (December 31, 2020 - 61.5%) of gross recoverable from reinsurers.

		A.M. Best		Net unsecured
		rating (or S&P	Gross recoverable	recoverable
Reinsurance group	Principal reinsurers	equivalent)(1)	from reinsurers(2)	from reinsurers(3)
Munich	Munich Reinsurance Company	A+	1,558.0	1,298.7
Swiss Re	Swiss Reinsurance America Corporation	A+	1,262.2	1,212.5
Lloyd's	Lloyd's	A	1,189.9	1,084.1
AIG	New Hampshire Insurance Company	A	852.0	842.4
Everest	Everest Reinsurance (Bermuda), Ltd	A+	692.7	564.3
HDI	Hannover Rück SE	A+	490.5	485.3
Axis	Axis Reinsurance Company	A	450.8	439.4
Risk Management Agency	Federal Crop Insurance Corporation	NR	414.9	414.9
Sompo Holdings	Endurance Assurance Corporation	A+	343.4	339.4
Berkshire Hathaway	General Reinsurance Corporation	A++	317.9	317.4
Top 10 reinsurance groups			7,572.3	6,998.4
Other reinsurers			4,696.9	3,889.2
Gross recoverable from reinsurers			12,269.2	10,887.6
Provision for uncollectible reinsurance			(178.7)	(178.7)
Recoverable from reinsurers			12,090.5	10,708.9

(1)	Financial strength rating of principal reinsurer.
(2)	Excludes specific provisions for uncollectible reinsurance.
(3)	Net of outstanding balances for which security was held, and excludes specific provisions for uncollectible reinsurance.

The following table presents recoverable from reinsurers of $12,090.5 at December 31, 2021 separately for the Property and Casualty Insurance and Reinsurance reporting segments and Life insurance and Run-off reporting segment, according to the financial strength

FAIRFAX FINANCIAL HOLDINGS LIMITED

rating of the reinsurers. Shown separately are pools and associations, which generally consist of government or similar insurance funds carrying limited credit risk.

	Property and Casualty
	Insurance and Reinsurance			Life Insurance and Run-off			Consolidated
	Gross	Balance for	Net unsecured	Gross		Net unsecured	Gross	Balance for	Net unsecured
	recoverable	which	recoverable	recoverable	Balance for	recoverable	recoverable	which	recoverable
A.M. Best rating (or	from	security is	from	from	which security	from	from	security is	from
S&P equivalent)	reinsurers	held	reinsurers	reinsurers	is held	reinsurers	reinsurers	held	reinsurers
A++	519.9	26.9	493.0	48.3	0.3	48.0	568.2	27.2	541.0
A+	5,688.4	486.1	5,202.3	217.5	8.3	209.2	5,905.9	494.4	5,411.5
A	3,778.1	220.9	3,557.2	121.7	6.4	115.3	3,899.8	227.3	3,672.5
A-	362.2	41.1	321.1	9.7	2.8	6.9	371.9	43.9	328.0
B++	47.8	3.7	44.1	3.0	0.9	2.1	50.8	4.6	46.2
B+	0.5	0.3	0.2	—	—	—	0.5	0.3	0.2
B or lower	20.2	0.1	20.1	—	—	—	20.2	0.1	20.1
Not rated	828.4	531.6	296.8	175.6	45.1	130.5	1,004.0	576.7	427.3
Pools and associations	443.7	7.1	436.6	4.2	—	4.2	447.9	7.1	440.8
	11,689.2	1,317.8	10,371.4	580.0	63.8	516.2	12,269.2	1,381.6	10,887.6
Provision for uncollectible reinsurance	(47.8)		(47.8)	(130.9)		(130.9)	(178.7)		(178.7)
Recoverable from reinsurers	11,641.4		10,323.6	449.1		385.3	12,090.5		10,708.9

To support recoverable from reinsurers balances, the company had the benefit of letters of credit or trust funds totaling $1,381.6 at December 31, 2021. In addition to the above security arrangements, Lloyd’s is also required to maintain funds in Canada and the United States that are monitored by the applicable regulatory authorities in those jurisdictions.

Substantially all of the provision for uncollectible reinsurance of $178.7 at December 31, 2021 related to net unsecured reinsurance recoverable of $493.8 from reinsurers rated B++ or lower, including those that are not rated (which excludes pools and associations).

Credit risk associated with the company’s recoverable from reinsurers is discussed in note 24 (Financial Risk Management, under the heading "Credit Risk") to the consolidated financial statements for the year ended December 31, 2021. From the credit risk analysis performed by its reinsurance security department, the company believes that its provision for uncollectible reinsurance is reasonable for all incurred losses arising from uncollectible reinsurance at December 31, 2021.

Consolidated net earnings included the pre-tax cost of ceded reinsurance of $765.8 (2020 - $172.9), which is a supplementary financial measure used by the company to determine the cost or benefit of ceding business volume and insurance risk. The consolidated pre-tax impact of ceded reinsurance was comprised as follows, using amounts from note 9 (Reinsurance) to the consolidated financial statements for the year ended December 31, 2021: reinsurers’ share of premiums earned of $5,228.8 (2020 - $3,910.1); commissions earned on reinsurers’ share of premiums earned of $1,007.8 (2020 - $821.0); losses on claims ceded to reinsurers of $3,479.0 (2020 - $2,842.3); and net provision for uncollectible reinsurance of $23.8 (2020 - net recovery of uncollectible reinsurance of $3.3).

FAIRFAX FINANCIAL HOLDINGS LIMITED

Year ended December 31, 2021

	Property and Casualty Insurance and Reinsurance
										Life
		Odyssey	Crum &	Zenith		Allied	Fairfax			insurance	Inter-
	Northbridge	Group	Forster(1)	National	Brit(2)	World	Asia	Other	Total	and Run-off	company(1)	Consolidated

Reinsurers' share of premiums earned	196.0	821.8	1,019.4	20.8	1,113.7	1,808.7	255.1	788.7	6,024.2	3.6	(799.0)	5,228.8
Pre-tax benefit (cost) of ceded reinsurance	24.7	(63.1)	(46.3)	(4.0)	(203.8)	(216.3)	(91.8)	(213.4)	(814.0)	62.5	(14.3)	(765.8)

(1)	Crum & Forster includes reinsurers’ share of premiums earned of $358.1 related to the fourth quarter 2021 intercompany reinsurance transaction with Run-off as described in the Crum & Forster section of this MD&A.
(2)	Brit includes reinsurers’ share of premiums earned of $344.1 and pre-tax benefit of ceded reinsurance of $35.0 related to the fourth quarter 2021 reinsurance transaction as described in the Brit section of this MD&A.

Year ended December 31, 2020

	Property and Casualty Insurance and Reinsurance
		Odyssey	Crum &	Zenith		Allied	Fairfax				Inter-
	Northbridge	Group	Forster	National	Brit	World	Asia	Other	Total	Run-off	company	Consolidated

Reinsurers' share of premiums earned	179.8	535.1	548.8	15.0	661.5	1,496.0	212.7	595.8	4,244.7	(11.3)	(323.3)	3,910.1
Pre-tax benefit (cost) of ceded reinsurance	(62.4)	146.4	94.8	(13.1)	(94.9)	(79.7)	(75.0)	(166.4)	(250.3)	124.4	(47.0)	(172.9)

Reinsurers’ share of premiums earned increased to $5,228.8 in 2021 from $3,910.1 in 2020, reflecting increases across all property and casualty insurance and reinsurance segments primarily due to higher business volumes and the fourth quarter 2021 reinsurance transaction at Brit.

Commissions earned on reinsurers’ share of premiums earned increased to $1,007.8 in 2021 from $821.0 in 2020 commensurate with the increase in reinsurers’ share of premiums earned.

Reinsurers’ share of losses on claims increased to $3,479.0 in 2021 from $2,842.3 in 2020, primarily reflecting the fourth quarter 2021 reinsurance transaction at Brit, an increase in reinsurer’s share of current period catastrophe losses and increases at Fairfax Latin America and Northbridge principally related to certain fronting arrangements, partially offset by a decrease in reinsurer’s share of current period COVID-19 losses (primarily at Brit and Bryte Insurance) and net favourable prior year reserve development ceded to reinsurers in 2021.

The use of reinsurance in 2021 decreased cash provided by operating activities by approximately $2,395 (2020 - $1,048) primarily reflecting the timing of premiums paid to reinsurers in each of 2021 and 2020 which was earlier than the collection of reinsurance on claims paid.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Investments

Hamblin Watsa Investment Counsel Ltd.

Hamblin Watsa Investment Counsel Ltd. ("Hamblin Watsa") is a wholly owned subsidiary of the company that serves as the investment manager for the holding company, the insurance and reinsurance operations, Run-off and Fairfax India. Following a long term value-oriented investment philosophy with primary emphasis on the preservation of invested capital, Hamblin Watsa looks for investments with a margin of safety by conducting thorough proprietary analysis of investment opportunities and markets, assessing the financial strength of issuers, identifying attractively priced securities selling at discounts to intrinsic value and hedging risks where appropriate. Hamblin Watsa is opportunistic and disciplined in seeking undervalued securities in the market, often investing in out-of-favour securities when sentiment is negative, and maintaining a large proportion of its investment portfolio in cash and cash equivalents when it perceives markets to be over-valued.

Hamblin Watsa generally operates as a separate investment management entity, with the company’s Chief Executive Officer and one other corporate officer serving as members of Hamblin Watsa’s investment committee. This investment committee is responsible for making all investment decisions, subject to relevant regulatory guidelines and constraints, and oversight by Hamblin Watsa management. The company’s Board of Directors, management and operating companies served by Hamblin Watsa are kept apprised of significant investment decisions by Hamblin Watsa through the financial reporting process and periodic presentations by Hamblin Watsa management.

Overview of Investment Performance

Investments at their year end carrying values (including at the holding company) for the company’s first year and for the past ten years are presented in the following table. Included in bonds are U.S. treasury bond forward contracts, CPI-linked derivatives and credit default swaps and included in common stocks are investments in associates and equity derivatives.

	Cash and
	short term		Preferred	Common	Real	Total	Investments
Year(1)	investments	Bonds(2)	stocks	stocks	estate(3)	investments(4)	per share ($)(5)
1985	6.4	14.1	1.0	2.5	—	24.0	4.80
↕
2012	8,085.4	11,545.9	651.4	5,397.6	413.9	26,094.2	1,288.89
2013	7,988.0	10,710.3	764.8	4,951.0	447.5	24,861.6	1,172.72
2014	6,428.5	12,660.3	520.6	5,968.1	615.2	26,192.7	1,236.90
2015	7,368.7	14,905.0	116.9	6,124.4	501.1	29,016.1	1,306.22
2016	11,214.4	10,358.3	70.6	6,281.1	506.3	28,430.7	1,231.11
2017(6)	19,186.2	10,392.5	299.6	9,014.1	363.0	39,255.4	1,414.55
2018	7,423.8	20,727.3	264.6	9,738.1	686.8	38,840.6	1,425.97
2019(7)	10,652.2	16,499.9	582.9	10,539.5	730.1	39,004.6	1,453.71
2020	13,860.6	16,483.3	609.9	11,504.9	712.7	43,171.4	1,649.24
2021(8)	22,796.8	14,700.7	2,419.9	12,255.0	850.4	53,022.8	2,221.72

(1)	IFRS basis for 2010 to 2021; Canadian GAAP basis for 2009 and prior. Under Canadian GAAP, investments were generally carried at cost or amortized cost in 2006 and prior.
(2)	Includes the company’s investment in other funds with a carrying value of $195.5 at December 31, 2021 (December 31, 2020 - $195.4, December 31, 2019 - $175.6, December 31, 2018 - $150.3, December 31, 2017 - $90.9, December 31, 2016 - $157.1, December 31, 2015 - $1,094.0) that are invested principally in fixed income securities.
(3)	Includes the company’s equity accounted investments in KWF LPs, and Grivalia Properties prior to its consolidation effective July 4, 2017. Grivalia Properties was deconsolidated upon its merger into Eurobank on May 17, 2019. Eurobank is included in common stocks in the table above.
(4)	Comprised of holding company cash and investments and portfolio investments, net of derivative obligations (commencing in 2004), as presented on the consolidated balance sheet.
(5)	Total investments divided by the number of common shares effectively outstanding as presented in the consolidated financial statements. This supplementary financial measure is presented principally to indicate the significance of the company’s investments in the composition of book value per basic share.
(6)	Increases primarily related to Allied World’s investment portfolio of $7,918.8, which the company commenced consolidating on July 6, 2017.
(7)	Excludes European Run-off’s portfolio investments that were included in assets held for sale on the consolidated balance sheet at December 31, 2019. See note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2021.

FAIRFAX FINANCIAL HOLDINGS LIMITED

(8)	Increases in part related to the consolidation of Eurolife on July 14, 2021 and Singapore Re on June 17, 2021, and their investment portfolios of $3,256.8 and $316.9 respectively.

Investments per share increased by $572.48 to $2,221.72 at December 31, 2021 from $1,649.24 at December 31, 2020 primarily reflecting the factors that increased investments described under the heading "Components of Consolidated Balance Sheets" in this MD&A and the impact of the company’s net purchases of its common shares for treasury (for use in its share-based payment awards) and for cancellation (pursuant to normal course issuer bids and the completion of a substantial issuer bid by the company). The company’s common shares effectively outstanding decreased to 23,865,600 at December 31, 2021 from 26,176,506 at December 31, 2020. Since 1985, investments per share has compounded at a rate of 18.6% per year, including the impact of acquisitions.

Interest and Dividends

The majority of interest and dividends is earned by the property and casualty insurance and reinsurance operations and Run-off. Interest and dividends on holding company cash and investments was $11.8 in 2021 (2020 - $33.7) prior to giving effect to income earned on long equity total return swaps of $12.8 (2020 - $22.1). Interest and dividends earned in the company’s first year and for the past ten years is presented in the following table. The company calculates a pre-tax and after-tax interest and dividends yield on average investments at carrying value, which are supplementary financial measures, to determine the return earned on investments during the holding period prior to realization of capital gains or losses.

		Interest and dividends
	Average	Pre-tax			After-tax
	Investments at		Yield(4)	Per share(5)		Yield(4)	Per share(5)
Year(1)	carrying value(2)	Amount(3)	(%)	($)	Amount(3)	(%)	($)
1986	46.3	3.4	7.34	0.70	1.8	3.89	0.38
↕
2012	25,185.2	409.3	1.63	19.90	300.8	1.19	14.63
2013	25,454.7	376.9	1.48	18.51	277.0	1.09	13.60
2014	25,527.2	403.8	1.58	18.70	296.8	1.16	13.74
2015	27,604.4	512.2	1.86	22.70	376.5	1.36	16.69
2016	28,723.4	555.2	1.93	24.12	408.1	1.42	17.73
2017	33,843.1	559.0	1.65	21.42	410.9	1.21	15.74
2018	39,048.0	783.5	2.01	27.59	575.9	1.47	20.28
2019(6)	40,109.3	880.2	2.19	31.37	646.9	1.61	23.05
2020	41,088.0	769.2	1.87	27.75	565.4	1.38	20.40
2021	48,097.1	640.8	1.33	23.34	471.0	0.98	17.15

(1)	IFRS basis for 2010 to 2021; Canadian GAAP basis for 2009 and prior. Under Canadian GAAP, investments were generally carried at cost or amortized cost in 2006 and prior. All amounts in the table are calculated using information presented in the consolidated financial statements.
(2)	Investments at carrying value is comprised of holding company cash and investments and portfolio investments, net of derivative obligations (commencing in 2004), as presented on the consolidated balance sheet. Average investments at carrying value is the simple average of investments at carrying value at the beginning and end of the year.
(3)	Pre-tax amount is as presented in the consolidated statement of earnings. After-tax amount is tax effected at the company’s Canadian statutory income tax rate.
(4)	Interest and dividends, on a pre-tax and after-tax basis, expressed as a percentage of average investments at carrying value.
(5)	Calculated using the weighted average diluted number of common shares outstanding during the year as disclosed in the consolidated financial statements.
(6)	Average investments at carrying value and interest and dividends yield on a pre-tax and after-tax basis were calculated inclusive of European Run-off’s portfolio investments included in assets held for sale on the consolidated balance sheet at December 31, 2019.

Interest and dividends decreased to $640.8 in 2021 from $769.2 in 2020, primarily reflecting lower interest income earned, principally due to a general decrease in sovereign bond yields, sales and maturities of U.S. treasury bonds throughout 2020 and net sales of U.S. corporate bonds during 2021, partially offset by higher interest income earned on first mortgage loans purchased during 2021 and increased dividend income from common stocks.

The company’s pre-tax interest and dividends yield of 1.33% in 2021 decreased from 1.87% in 2020 and the company’s after-tax interest and dividends yield of 0.98% in 2021 decreased from 1.38% in 2020. Prior to giving effect to the interest which accrued to reinsurers on funds withheld and income earned from long equity total return swaps, interest and dividends in 2021 of $613.7 (2020 - $739.3)

FAIRFAX FINANCIAL HOLDINGS LIMITED

produced a pre-tax yield of 1.28% (2020 - 1.80%), with the year-over-year decrease primarily due to the factors described in the preceding paragraph (excluding the impact of total return swaps).

Interest and dividends by reporting segment in 2021 and 2020 were comprised as shown in the following tables:

Year ended December 31, 2021

	Property and Casualty Insurance and Reinsurance
		Odyssey Group	Crum &	Zenith			Fairfax				Non-insurance	Corporate
	Northbridge	Group	Forster	National	Brit	Allied World	Asia	Other	Total	Run-off	companies	and Other	Consolidated
Interest income:
Cash and short term investments	3.0	1.4	1.7	0.1	4.7	2.4	7.0	7.2	27.5	(1.1)	0.4	—	26.8
Bonds	48.9	118.1	72.6	9.9	47.8	97.8	7.9	44.0	447.0	22.8	3.5	15.2	488.5
Derivatives and other invested assets	9.9	29.5	6.6	1.7	(0.3)	(1.8)	0.5	0.2	46.3	0.5	—	6.3	53.1
	61.8	149.0	80.9	11.7	52.2	98.4	15.4	51.4	520.8	22.2	3.9	21.5	568.4
Dividends:
Preferred stocks	1.8	5.6	2.8	0.6	0.4	1.3	0.1	0.7	13.3	0.3	—	0.5	14.1
Common stocks	13.0	8.7	3.5	2.2	4.9	16.3	5.2	5.6	59.4	7.5	28.5	(1.3)	94.1
	14.8	14.3	6.3	2.8	5.3	17.6	5.3	6.3	72.7	7.8	28.5	(0.8)	108.2
Investment expenses	(16.9)	(46.3)	(18.2)	(8.1)	(14.1)	(39.7)	(1.5)	(7.0)	(151.8)	(10.7)	(127.1)	253.8	(35.8)
Interest and dividends	59.7	117.0	69.0	6.4	43.4	76.3	19.2	50.7	441.7	19.3	(94.7)	274.5	640.8

FAIRFAX FINANCIAL HOLDINGS LIMITED

Year ended December 31, 2020

	Property and Casualty Insurance and Reinsurance
		Odyssey Group	Crum &	Zenith			Fairfax				Non-insurance	Corporate
	Northbridge	Group	Forster	National	Brit	Allied World	Asia	Other	Total	Run-off	companies	and Other	Consolidated
Interest income:
Cash and short term investments	8.8	21.5	10.1	0.7	11.9	15.5	5.7	11.6	85.8	4.6	1.9	11.8	104.1
Bonds	42.0	125.5	79.1	20.8	55.4	120.2	7.6	41.0	491.6	24.0	18.6	23.2	557.4
Derivatives and other invested assets	8.8	26.6	2.7	2.8	(0.2)	0.8	0.8	—	42.3	(0.1)	—	12.8	55.0
	59.6	173.6	91.9	24.3	67.1	136.5	14.1	52.6	619.7	28.5	20.5	47.8	716.5
Dividends:
Preferred stocks	1.2	0.8	0.4	0.3	0.4	1.1	—	0.1	4.3	—	—	—	4.3
Common stocks	6.7	7.8	1.8	1.5	3.0	19.2	7.1	3.6	50.7	4.9	17.2	0.7	73.5
	7.9	8.6	2.2	1.8	3.4	20.3	7.1	3.7	55.0	4.9	17.2	0.7	77.8
Investment expenses	(11.3)	(31.0)	(14.5)	(7.1)	(12.3)	(30.1)	(1.2)	(6.6)	(114.1)	(8.7)	9.4	88.3	(25.1)
Interest and dividends	56.2	151.2	79.6	19.0	58.2	126.7	20.0	49.7	560.6	24.7	47.1	136.8	769.2

Share of Profit (Loss) of Associates

Share of profit of associates of $402.0 in 2021 compared to share of loss of associates of $112.8 in 2020 principally reflected share of profit of Eurobank (compared to share of loss in 2020), share of profit of Resolute and Astarta (compared to share of loss in 2020, which included non-cash impairment charges), decreased share of loss of Quess (share of loss in 2020 included non-cash impairment charges) and share of profit of Gulf Insurance, partially offset by increased share of loss of EXCO.

Share of profit of associates in 2021 did not include any non-cash impairment charges compared to share of loss of associates in 2020 which included non-cash impairment charges of $240.3, principally related to investments in Quess ($98.3), Resolute ($56.5), Atlas Mara ($35.0) and Astarta ($26.3).

FAIRFAX FINANCIAL HOLDINGS LIMITED

Share of profit (loss) of associates by reporting segment in 2021 and 2020 were comprised as shown in the following tables:

Year ended December 31, 2021

FAIRFAX FINANCIAL HOLDINGS LIMITED

	Property and Casualty Insurance and Reinsurance
										Life	Non-
		Odyssey	Crum &	Zenith		Allied	Fairfax			insurance	insurance	Corporate
	Northbridge	Group	Forster	National	Brit	World	Asia	Other	Total	and Run-off	companies	and Other	Consolidated
Insurance and reinsurance:
Gulf Insurance(1)	—	—	—	—	—	—	—	—	—	—	—	55.5	55.5
Digit	—	—	—	—	—	—	5.3	—	5.3	—	—	—	5.3
Other	—	—	(0.4)	(0.3)	1.7	—	6.4	(0.2)	7.2	1.0	—	3.6	11.8
	—	—	(0.4)	(0.3)	1.7	—	11.7	(0.2)	12.5	1.0	—	59.1	72.6
Non-insurance:
India
IIFL Finance	0.6	0.1	5.5	—	0.6	1.0	0.4	—	8.2	0.3	30.4	1.7	40.6
CSB Bank	—	—	—	—	—	—	—	—	—	—	27.6	—	27.6
IIFL Securities	0.2	—	1.9	—	0.2	0.4	0.2	—	2.9	0.1	10.4	0.6	14.0
Seven Islands	—	—	—	—	—	—	—	—	—	—	(0.5)	—	(0.5)
Quess	—	—	—	—	—	—	—	—	—	—	—	(1.4)	(1.4)
Sanmar	—	—	—	—	—	—	—	—	—	—	(2.4)	—	(2.4)
Bangalore Airport	—	—	—	—	—	—	—	—	—	—	(45.8)	—	(45.8)
Other	—	—	—	—	—	—	—	—	—	—	0.5	—	0.5
	0.8	0.1	7.4	—	0.8	1.4	0.6	—	11.1	0.4	20.2	0.9	32.6
Real estate
KWF LPs	(4.2)	(3.4)	2.7	—	(0.5)	—	—	—	(5.4)	(3.6)	—	—	(9.0)
Other	—	(0.9)	—	—	(2.1)	—	—	—	(3.0)	2.2	0.6	(1.5)	(1.7)
	(4.2)	(4.3)	2.7	—	(2.6)	—	—	—	(8.4)	(1.4)	0.6	(1.5)	(10.7)
Other
Eurobank	0.4	59.7	17.8	—	12.2	19.5	—	18.3	127.9	1.1	—	33.3	162.3
Resolute	9.4	—	15.5	25.5	9.0	7.2	—	5.4	72.0	2.3	—	1.6	75.9
Atlas (formerly Seaspan)	—	31.5	6.1	2.4	4.8	19.3	—	1.0	65.1	3.6	—	0.8	69.5
Astarta	—	12.2	7.3	4.5	7.0	—	—	4.6	35.6	—	—	2.8	38.4
Peak Achievement	3.1	1.2	—	0.9	3.4	4.7	—	—	13.3	—	—	—	13.3
Helios Fairfax Partners Corporation	—	(0.2)	(0.2)	(0.1)	(0.2)	(0.4)	—	—	(1.1)	—	—	(0.1)	(1.2)
EXCO	(12.6)	(13.4)	(1.7)	(1.1)	(5.2)	—	—	(4.0)	(38.0)	(2.3)	—	(0.9)	(41.2)
Other	5.0	14.8	12.1	3.3	0.6	—	(0.1)	(1.6)	34.1	12.1	1.5	(57.2)	(9.5)
	5.3	105.8	56.9	35.4	31.6	50.3	(0.1)	23.7	308.9	16.8	1.5	(19.7)	307.5
	1.9	101.6	67.0	35.4	29.8	51.7	0.5	23.7	311.6	15.8	22.3	(20.3)	329.4
Share of profit of associates	1.9	101.6	66.6	35.1	31.5	51.7	12.2	23.5	324.1	16.8	22.3	38.8	402.0

FAIRFAX FINANCIAL HOLDINGS LIMITED

Year ended December 31, 2020

	Property and Casualty Insurance and Reinsurance
											Non-
		Odyssey	Crum &	Zenith		Allied	Fairfax				nsurance	Corporate
	Northbridge	Group	Forster	National	Brit	World	Asia	Other	Total	Run-off	companies	and Other	Consolidated
Insurance and reinsurance:
RiverStone Barbados(2)	—	2.3	1.9	—	—	—	—	—	4.2	2.0	—	106.8	113.0
Digit	—	—	—	—	—	—	8.8	—	8.8	—	—	—	8.8
Eurolife	—	—	—	—	—	—	—	—	—	—	—	6.1	6.1
Other	—	(0.6)	(1.3)	(1.9)	2.0	—	5.5	—	3.7	(1.2)	—	(11.1)	(8.6)
	—	1.7	0.6	(1.9)	2.0	—	14.3	—	16.7	0.8	—	101.8	119.3
Non-insurance:
India
IIFL Finance	0.3	0.1	2.7	—	0.3	0.5	0.2	—	4.1	0.3	14.9	0.6	19.9
Seven Islands	—	—	—	—	—	—	—	—	—	—	17.8	—	17.8
CSB Bank	—	—	—	—	—	—	—	—	—	—	14.1	—	14.1
IIFL Securities	0.2	—	1.4	—	0.1	0.2	0.1	—	2.0	0.1	7.4	0.3	9.8
Bangalore Airport	—	—	—	—	—	—	—	—	—	—	(30.5)	—	(30.5)
Sanmar	—	—	—	—	—	—	—	—	—	—	(48.6)	—	(48.6)
Quess(3)	—	—	(0.4)	—	—	(0.1)	—	—	(0.5)	(0.1)	(3.6)	(120.4)	(124.6)
Other	—	—	—	—	—	—	—	—	—	—	0.1	—	0.1
	0.5	0.1	3.7	—	0.4	0.6	0.3	—	5.6	0.3	(28.4)	(119.5)	(142.0)
Agriculture
Farmers Edge	(2.8)	—	(2.2)	(2.3)	(1.2)	(2.9)	—	(10.4)	(21.8)	—	—	—	(21.8)
Astarta(3)	—	(6.0)	(5.8)	(3.5)	(5.6)	—	—	(2.1)	(23.0)	(1.5)	—	(3.5)	(28.0)
	(2.8)	(6.0)	(8.0)	(5.8)	(6.8)	(2.9)	—	(12.5)	(44.8)	(1.5)	—	(3.5)	(49.8)
Real estate
KWF LPs	(5.2)	(7.5)	0.2	—	(0.6)	—	—	—	(13.1)	(4.8)	—	—	(17.9)
Other	—	0.3	—	—	0.7	(0.2)	—	—	0.8	—	—	(1.0)	(0.2)
	(5.2)	(7.2)	0.2	—	0.1	(0.2)	—	—	(12.3)	(4.8)	—	(1.0)	(18.1)
Other
Atlas (formerly Seaspan)	—	50.6	6.8	2.6	10.2	30.2	—	3.4	103.8	11.8	—	0.8	116.4
Peak Achievement	7.9	3.0	—	2.3	8.7	12.3	—	—	34.2	—	—	—	34.2
EXCO	(1.4)	(1.5)	(0.2)	(0.1)	(0.6)	—	—	(0.5)	(4.3)	(0.2)	—	(0.1)	(4.6)
Eurobank	—	(4.4)	(1.3)	—	(0.9)	(1.4)	—	(1.4)	(9.4)	—	—	(2.5)	(11.9)
APR Energy	—	(1.6)	(2.0)	(1.4)	(1.8)	(2.0)	—	(1.2)	(10.0)	(3.6)	—	—	(13.6)
Resolute(3)	(5.0)	—	(8.3)	1.1	(4.8)	(1.0)	—	(2.7)	(20.7)	(12.5)	—	(23.8)	(57.0)
Other(3)	3.0	(6.9)	(6.3)	(1.0)	0.1	—	—	(1.5)	(12.6)	(1.5)	(71.8)	0.2	(85.7)
	4.5	39.2	(11.3)	3.5	10.9	38.1	—	(3.9)	81.0	(6.0)	(71.8)	(25.4)	(22.2)
	(3.0)	26.1	(15.4)	(2.3)	4.6	35.6	0.3	(16.4)	29.5	(12.0)	(100.2)	(149.4)	(232.1)
Share of profit (loss) of associates	(3.0)	27.8	(14.8)	(4.2)	6.6	35.6	14.6	(16.4)	46.2	(11.2)	(100.2)	(47.6)	(112.8)

FAIRFAX FINANCIAL HOLDINGS LIMITED

See note 6 (Investments in Associates) and note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2021 for details of transactions described below:

(1)	On February 8, 2021 the company entered into an arrangement to purchase (unless sold earlier) certain portfolio investments owned by RiverStone Barbados and subsequently commenced applying the equity method of accounting to its interest in Gulf Insurance pursuant to that arrangement.
(2)	On August 23, 2021 the company completed the sale of its joint venture interest in RiverStone Barbados, which was held for sale at December 31, 2020. On March 31, 2020 the company received a 60.0% joint venture interest with a fair value of $605.0 in RiverStone Barbados pursuant to its contribution of European Run-off to RiverStone Barbados.
(3)	During 2020 the company recorded non-cash impairment charges on its investments in Quess ($98.3), Resolute ($56.5), Atlas Mara ($35.0) and Astarta ($26.3).

Net Gains (Losses) on Investments

Net gains on investments of $3,445.1 in 2021 (2020 - $313.1) was comprised as shown in the following table:

	2021			2020
	Net	Net change in	Net gains		Net change in	Net gains
	realized gains	unrealized gains	(losses) on	Net realized	unrealized gains	(losses)
	(losses)	(losses)	investments	gains (losses)(1)	(losses)	oninvestments
Common stocks	483.4	850.0	1,333.4	238.3	(213.6)	24.7
Preferred stocks - convertible	0.7	2.1	2.8	—	4.4	4.4
Bonds - convertible	0.2	101.1	101.3	9.4	134.0	143.4
Disposition of non-insurance associates(2)(3)(4)	52.7	—	52.7	8.6	—	8.6
Deconsolidation of non-insurance subsidiaries(5)(6)	190.3	—	190.3	(78.5)	—	(78.5)
Other equity derivatives(7)(8)(9)	461.5	170.1	631.6	205.8	63.5	269.3
Long equity exposures	1,188.8	1,123.3	2,312.1	383.6	(11.7)	371.9
Short equity exposures(8)	—	—	—	(613.2)	84.6	(528.6)
Net equity exposure and financial effects	1,188.8	1,123.3	2,312.1	(229.6)	72.9	(156.7)
Bonds(10)	338.0	(624.6)	(286.6)	102.7	459.5	562.2
Preferred stocks	1.5	1,507.4	1,508.9	—	5.6	5.6
CPI-linked derivatives	(108.5)	113.8	5.3	(300.0)	286.1	(13.9)
U.S. treasury bond forward contracts	26.0	(0.3)	25.7	(103.0)	1.0	(102.0)
Other derivatives	(48.7)	67.5	18.8	(59.0)	26.1	(32.9)
Foreign currency	(64.5)	(28.6)	(93.1)	(65.7)	121.3	55.6
Disposition of insurance and reinsurance associate	3.7	—	3.7	—	—	—
Other	126.7	(176.4)	(49.7)	(14.5)	9.7	(4.8)
Net gains (losses) on investments	1,463.0	1,982.1	3,445.1	(669.1)	982.2	313.1

Net gains (losses) on bonds is comprised as follows:
Government bonds	2.7	(62.5)	(59.8)	97.5	(30.7)	66.8
U.S. states and municipalities	—	10.5	10.5	3.9	17.8	21.7
Corporate and other	335.3	(572.6)	(237.3)	1.3	472.4	473.7
	338.0	(624.6)	(286.6)	102.7	459.5	562.2

See note 5 (Cash and Investments), note 6 (Investments in Associates) and note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2021 for details of 2021 transactions described below:

(1)	Amounts recorded in net realized gains (losses) in 2020 include net gains (losses) on investments that were disposed of pursuant to the deconsolidation of Fairfax Africa on December 8, 2020 and European Run-off on March 31, 2020.
(2)	During 2021 the company sold a portion of its investment in IIFL Finance for cash proceeds of $113.7 (8.6 billion Indian rupees) and recorded a net realized gain of $42.0 in the consolidated statement of earnings.
(3)	On September 30, 2020 the company sold its investment in Davos Brands for cash proceeds of $58.6 and recorded a net realized gain of $19.3.
(4)	On February 28, 2020 the company sold its investment in APR Energy to Atlas in an all-stock transaction.
(5)	Principally comprised of the sale of Toys "R" Us Canada and Fairfax India’s sale of Privi.

FAIRFAX FINANCIAL HOLDINGS LIMITED

(6)	On December 8, 2020 Fairfax Africa was deconsolidated and an equity accounted investment in Helios Fairfax Partners Corporation ("HFP") was recognized, resulting in a net realized loss of $61.5.
(7)	Other equity derivatives include long equity total return swaps, equity warrants and options.
(8)	Amounts recorded in net realized gains (losses) include net gains (losses) on total return swaps where the counterparties are required to cash-settle monthly or quarterly the market value movement since the previous reset date notwithstanding that the total return swap positions remain open subsequent to the cash settlement.
(9)	Includes net gains of $109.9 (excludes net foreign exchange losses) related to Asset Value Loan Notes ("AVLNs") entered into with RiverStone Barbados.
(10)	Includes the derecognition of Seaspan debentures that were exchanged for Atlas preferred shares on June 11, 2021 and the redemption of the remaining Seaspan debentures on August 23, 2021.

Net equity exposure and financial effects: Net equity exposure and financial effects excludes the company’s insurance and reinsurance investments in associates and joint ventures and other equity and equity-related holdings which are considered long term strategic holdings. During 2021 the company’s net equity exposure produced net gains of $2,312.1 (2020 - net losses of $156.7). Net gains on long equity exposures of $2,312.1 in 2021 were primarily comprised of net gains on common stocks ($1,333.4), long equity total return swaps ($407.5), equity warrants and options ($114.2) and convertible bonds ($101.3).

The company has held short equity total return swaps for investment purposes from time to time, but as of December 31, 2020 no longer held any positions. The company’s short equity exposures produced net losses in 2020 of $528.6. During 2020 the company closed out the remaining $898.4 notional amount of short equity total return swaps and recognized net losses on investments of $528.6 (realized losses of $703.9, of which $175.3 was recognized as unrealized losses in prior years).

Bonds: Net losses on bonds in 2021 of $286.6 were primarily comprised of net losses on corporate and other bonds ($237.3, principally related to U.S. and other corporate bonds) and U.S. treasury bonds ($13.6), partially offset by net gains on U.S. state and municipal bonds ($10.5). Net gains on bonds in 2020 of $562.2 were primarily comprised of net gains on corporate and other bonds ($473.7), India government bonds ($22.9), U.S. state and municipal bonds ($21.7) and U.S. treasury bonds ($18.5).

To economically hedge its exposure to interest rate risk (primarily exposure to certain long dated U.S. corporate bonds and U.S. state and municipal bonds held in its fixed income portfolio), the company held forward contracts to sell long dated U.S. treasury bonds with a notional amount at December 31, 2021 of $1,691.3 (December 31, 2020 - $330.8). These contracts have an average term to maturity of less than six months, and may be renewed at market rates. During 2021 the company recorded net gains of $25.7 (2020 - net losses of $102.0) on its U.S. treasury bond forward contracts.

Preferred stocks: Net gains on preferred stocks in 2021 of $1,508.9 primarily related to a net unrealized gain of $1,490.3 on the company’s investment in Digit compulsory convertible preferred shares as described in note 5 (Cash and Investments) to the consolidated financial statements for the year ended December 31, 2021.

Foreign currency: Net losses on foreign currency in 2021 of $93.1 primarily reflected foreign currency net losses on investing activities of $122.3 (primarily related to euro and Indian rupee denominated investments held by subsidiaries with a U.S. dollar functional currency as the U.S. dollar strengthened relative to those currencies) and net losses on foreign currency contracts of $12.0, partially offset by net gains on underwriting activities of $41.2. Net gains on foreign currency in 2020 of $55.6 primarily related to foreign currency net gains on investing activities of $105.4 (primarily related to euro and Canadian dollar denominated investments held by subsidiaries with a U.S. dollar functional currency as the U.S. dollar weakened relative to those currencies), partially offset by net losses on foreign currency contracts of $33.0 and underwriting activities of $16.8.

Total Return on the Investment Portfolio

The following table presents the performance of the investment portfolio since the company’s inception in 1985. For the years 1986 to 2006, total return on average investments, a supplementary financial measure, included interest and dividends, net realized gains (losses) and changes in net unrealized gains (losses) as the majority of the company’s investment portfolio was carried at cost or amortized cost under Canadian GAAP. For the years 2007 to 2009, Canadian GAAP required the company to carry the majority of its investments at fair value and as a result, total return on average investments during this period included interest and dividends, net gains (losses) on investments recorded in the consolidated statement of earnings and net unrealized gains (losses) on investments recorded in other comprehensive income. Effective January 1, 2010 the company adopted IFRS and was required to carry the majority of its investments at FVTPL and as a result, total return on average investments for the years 2010 to 2021 includes interest and dividends, net gains (losses) on investments and share of profit (loss) of associates, as presented in the consolidated statement of earnings, expressed as

FAIRFAX FINANCIAL HOLDINGS LIMITED

a percentage of average investments at carrying value. All amounts described above used in the calculation of total return on average investments are included on a pre-tax basis, and are as presented in the consolidated financial statements.

						Net gains (losses) recorded in:
	Average		Net		Change in					Total return
	investment	Interest	realized		unrealized	Consolidated		Other	Share of profit	on average
	at carrying	and	gains		gains	statement of		comprehensive	(loss) of	investments
Year(1)	value(2)	dividends	(losses)		(losses)	earnings(3)		income (loss)	associates		(%)
1986	46.3	3.4	0.7		(0.2)	—		—	—	3.9	8.4
1987	81.2	6.2	7.1		(6.1)	—		—	—	7.2	8.9
1988	102.6	7.5	6.5		9.5	—		—	—	23.5	22.9
1989	112.4	10.0	13.4		(5.1)	—		—	—	18.3	16.3
1990	201.2	17.7	2.0		(28.5)	—		—	—	(8.8)	(4.4)
1991	292.3	22.7	(3.9)		24.0	—		—	—	42.8	14.6
1992	301.8	19.8	2.8		(8.3)	—		—	—	14.3	4.7
1993	473.1	18.1	21.6		22.2	—		—	—	61.9	13.1
1994	871.5	42.6	14.6		(30.7)	—		—	—	26.5	3.0
1995	1,163.4	65.3	52.5		32.7	—		—	—	150.5	12.9
1996	1,861.5	111.0	96.3		82.1	—		—	—	289.4	15.5
1997	3,258.6	183.8	149.3		(6.9)	—		—	—	326.2	10.0
1998	5,911.2	303.7	314.3		(78.3)	—		—	—	539.7	9.1
1999	10,020.3	532.7	63.8		(871.4)	—		—	—	(274.9)	(2.7)
2000	11,291.5	534.0	259.1		584.1	—		—	—	1,377.2	12.2
2001	10,264.3	436.9	121.0		194.0	—		—	—	751.9	7.3
2002	10,377.9	436.1	465.0		263.2	—		—	—	1,164.3	11.2
2003	11,527.5	331.9	826.1		142.4	—		—	—	1,300.4	11.3
2004	12,955.8	375.7	300.5	(4)	165.6	—		—	—	841.8	6.5
2005	14,142.4	466.1	385.7		73.0	—		—	—	924.8	6.5
2006	15,827.0	746.5	789.4	(4)	(247.8)	—		—	—	1,288.1	8.1
2007	17,898.0	761.0	—		—	1,639.5		304.5	—	2,705.0	15.1
2008	19,468.8	626.4	—		—	2,718.6		(426.7)	—	2,918.3	15.0
2009	20,604.2	712.7	—		—	904.3	(4)	1,076.7	—	2,693.7	13.1
2010	22,270.2	711.5	—		—	28.7		—	46.0	786.2	3.5
2011	23,787.5	705.3	—		—	737.7		—	1.8	1,444.8	6.1
2012	25,185.2	409.3	—		—	639.4		—	15.0	1,063.7	4.2
2013	25,454.7	376.9	—		—	(1,579.8)		—	96.7	(1,106.2)	(4.3)
2014	25,527.2	403.8	—		—	1,682.7		—	105.7	2,192.2	8.6
2015	27,604.4	512.2	—		—	(341.3)		—	172.9	343.8	1.2
2016	28,723.4	555.2	—		—	(1,223.3)		—	24.2	(643.9)	(2.2)
2017	33,843.1	559.0	—		—	1,542.4	(5)	—	200.5	2,301.9	6.8
2018	39,048.0	783.5	—		—	221.3		—	221.1	1,225.9	3.1
2019(6)	40,109.3	880.2	—		—	1,710.6		—	169.6	2,760.4	6.9
2020	41,088.0	769.2	—		—	329.9		—	(112.8)	986.3	2.4
2021	48,097.1	640.8	—		—	3,403.9		—	402.0	4,446.7	9.2
Cumulative from inception	14,078.7	3,887.8				12,414.6			1,342.7	32,987.8	7.9	(7)

(1)	IFRS basis for 2010 to 2021; Canadian GAAP for 2009 and prior. Under Canadian GAAP, investments were generally carried at cost or amortized cost in 2006 and prior.
(2)	Investments at carrying value is comprised of holding company cash and investments and portfolio investments, net of derivative obligations (commencing in 2004), as presented on the consolidated balance sheet. Average investments at carrying value is the simple average of investments at carrying value at the beginning and end of the year.
(3)	Excludes foreign currency net gains (losses) recognized on the company’s underwriting activities since 2008, as presented in the consolidated financial statements.
(4)	Excludes gains on the company’s secondary offerings of certain insurance and reinsurance subsidiaries (2004 - $40.1; 2006 - $69.7), losses on repurchase of long term debt at premiums to par (2004 - $27.0; 2006 - $15.7) and other gains and losses arising on transactions involving the common and preferred shares of consolidated insurance and reinsurance subsidiaries (2006 - $8.1 loss; 2009 - $25.9 gain).
(5)	Excludes the gain of $1,018.6 on the company’s sale of First Capital during 2017.
(6)	Average investments at carrying value and total return on average investments were calculated inclusive of European Run-off’s portfolio investments that were presented in assets held for sale on the consolidated balance sheet at December 31, 2019.
(7)	Simple average of the total return on average investments for each of the 36 years.

Investment gains have been an important component of the company’s financial results since 1985, having contributed an aggregate $17,361.1 (pre-tax) to total equity since inception. The contribution has fluctuated significantly from period to period; the amount of

FAIRFAX FINANCIAL HOLDINGS LIMITED

investment gains (losses) for any period has no predictive value and variations in amount from period to period have no practical analytical value. From inception in 1985 to 2021, total return on average investments has averaged 7.9%.

The company has a long term, value-oriented investment philosophy. It continues to expect fluctuations in the global financial markets for common stocks, bonds, derivatives and other securities.

Bonds

Credit Risk

At December 31, 2021, 65.1% (December 31, 2020 - 80.3%) of the fixed income portfolio’s carrying value was rated investment grade or better, with 39.1% (December 31, 2020 - 27.0%) rated AA or better (primarily consisting of government bonds). At December 31, 2021 the fixed income portfolio included the company’s investments in first mortgage loans of $1,659.4 (December 31, 2020 - $775.4) secured by real estate predominantly in the U.S., Europe and Canada, primarily with loan-to-value ratios of approximately 60%, reducing the company’s credit risk exposure related to these investments. Refer to note 24 (Financial Risk Management, under the heading "Investments in Debt Instruments") to the consolidated financial statements for the year ended December 31, 2021 for a discussion of the company’s exposure to the credit risk in its fixed income portfolio.

Interest Rate Risk

Hypothetical parallel upward shifts in the term structure of interest rates by 100 basis points and 200 basis points would potentially decrease net earnings by $224.3 and $418.4 respectively (2020 - $335.2 and $624.5).

The company’s exposure to interest rate risk decreased during 2021 primarily reflecting net sales of short to mid-dated high quality corporate bonds of $4,867.1, partially offset by the consolidation of the bond portfolios of Eurolife. To reduce its exposure to interest rate risk (primarily exposure to certain long-dated U.S. corporate bonds and U.S. state and municipal bonds held in its fixed income portfolio), the company held forward contracts to sell long-dated U.S. treasury bonds with a notional amount at December 31, 2021 of $1,691.3 (December 31, 2020 - $330.8). These contracts have an average term to maturity of less than six months and may be renewed at market rates.

The company’s exposure to interest rate risk is discussed further in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2021.

Common Stocks

The company holds significant investments in equity and equity-related instruments. The market value and the liquidity of these investments are volatile and may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known over the long term or on disposition. The change in fair value of equity and equity-related holdings related to insurance and reinsurance investments in associates and joint ventures and certain other equity and equity-related holdings are considered long term strategic holdings and therefore excluded from the following analysis.

During 2021 the company’s equity and equity-related exposure increased, primarily reflecting net unrealized appreciation on common stock positions, the consolidation of the common stock portfolio of Eurolife, share of profit of associates, partially offset by a decrease in the notional amount of long equity total return swaps on individual equities for investment purposes.

The company’s risk management objective with respect to market price fluctuations places primary emphasis on the preservation of invested capital. In the foreseeable future, the company will remain focused on its long term value-oriented investment philosophy, seeking investments that are attractively priced, selling at a discount to intrinsic value and afford a margin of safety.

A hypothetical decrease in global equity markets of 10% and 20% at December 31, 2021 would potentially decrease the company’s net earnings by $770.6 and $1,538.8 (December 31, 2020 - by $611.6 and $1,228.8). The company’s net equity exposure and exposure to market price fluctuations are discussed further in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2021.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The company’s holdings of common stocks, long equity total return swaps and investments in associates at December 31, 2021 and 2020 are summarized by the issuer’s primary industry in the table below.

	December 31,	December 31,
	2021(1)(2)	2020(1)(2)
Financials and investment funds	7,096.1	6,266.1
Commercial and industrial	3,151.1	3,095.6
Consumer products and other	2,177.7	2,501.2
	12,424.9	11,862.9

(1)	Excludes other funds that are invested principally in fixed income securities at December 31, 2021 of $195.5 (December 31, 2020 - $195.4).
(2)	Excludes the company’s insurance and reinsurance investments in associates and joint ventures which are considered long term strategic holdings.

The company’s top 10 holdings of common stocks, long equity total return swaps and investments in associates at December 31, 2021 and 2020 are summarized by the issuer’s country of domicile in the table below.

	December 31,	December 31,
	2021(1)(2)	2020(1)(2)
Canada(3)	4,089.1	2,910.6
India(4)	2,386.9	2,487.9
United States	2,027.5	2,977.6
Greece	1,468.1	1,185.0
United Kingdom	373.2	143.9
Egypt	343.4	290.7
Singapore	285.7	191.2
Netherlands	173.0	486.5
China	165.6	157.5
Thailand	104.4	42.1
All other	1,008.0	989.9
	12,424.9	11,862.9

(1)	Excludes other funds that are invested principally in fixed income securities at December 31, 2021 of $195.5 (December 31, 2020 - $195.4).
(2)	Excludes the company’s insurance and reinsurance investments in associates and joint ventures which are considered long term strategic holdings.
(3)	The year-over-year increase primarily reflects net unrealized appreciation on common stock positions.
(4)	Principally held by Fairfax India, in which the company has a 30.1% economic ownership interest and the remaining 69.9% is held by non-controlling interests.

Derivatives and Derivative Counterparties

The company endeavours to limit counterparty risk through diligent selection of counterparties to its derivative contracts and through the terms of negotiated agreements. Pursuant to these agreements, counterparties are contractually required to deposit eligible collateral in collateral accounts (subject to certain minimum thresholds) for the benefit of the company based on the daily fair value of the derivative contracts. Agreements negotiated with counterparties provide for a single net settlement of all financial instruments covered by the agreement in the event of default by the counterparty, thereby permitting obligations owed by the company to a counterparty to be offset to the extent of the aggregate amount receivable by the company from that counterparty. The company’s exposure to net derivative counterparty risk at December 31, 2021 was estimated to be $37.6 (December 31, 2020 - $83.4).

Refer to note 24 (Financial Risk Management, under the heading "Credit Risk - Counterparties to Derivative Contracts") to the consolidated financial statements for the year ended December 31, 2021 for a discussion and tabular analysis of the company’s exposure to derivative counterparty risk.

Float

Float in the insurance industry refers to the funds available for investment that arise as an insurance or reinsurance operation receives premiums in advance of the payment of claims. The company calculates its float as the sum of its property and casualty insurance and reinsurance contract liabilities (comprised of provision for losses and loss adjustment expenses and provision for unearned premiums)

FAIRFAX FINANCIAL HOLDINGS LIMITED

and insurance contract payables, less the sum of its insurance contract receivables, recoverable from reinsurers and deferred premium acquisition costs. The annual cost (benefit) of float is calculated by expressing annual underwriting profit (loss) as a percentage of average float for the year (the simple average of float at the beginning and end of the year) and results in an annual benefit (cost) in years where the company has an underwriting profit (loss).

The following table presents the accumulated float and the cost (benefit) of generating that float for the company’s property and casualty insurance and reinsurance operations. The average float increased by 12.2% in 2021 to $24,320.9, at no cost.

			Cost	Average long term
	Underwriting		(benefit)	Canada treasury
	profit (loss)(1)	Average float	of float	bond yield
Year
1986	2.5	21.6	(11.6)%	9.6%
↕
2017	(641.5)	17,200.9	3.8%	2.3%
2018	318.3	20,009.6	(1.6)%	2.4%
2019	394.5	20,149.6	(2.0)%	1.8%
2020	309.0	21,668.1	(1.4)%	1.2%
2021	801.2	24,320.9	(3.3)%	1.9%
Weighted average since inception			(0.2)%	3.1%
Fairfax's weighted average net benefit of float since inception:			(3.3)%

(1)	IFRS basis for 2010 to 2021; Canadian GAAP basis for 2009 and prior. Underwriting profit of the insurance and reinsurance subsidiaries for 2021 and 2020 is presented in note 25 (Segmented Information) to the consolidated financial statements for the year ended December 31, 2021.

The table above presents the company’s weighted average benefit of float of 0.2% since inception, which means that float has not cost the company anything but instead has been a net benefit (in years of profitable underwriting the company is effectively able to borrow at no cost) compared to the cost of borrowing implied by the average long term Canada treasury bond yield since inception of 3.1%, resulting in an advantage to the company as noted in Fairfax’s weighted average net benefit of float since inception of 3.3%. The company’s long term goal is to increase float at no cost, by achieving combined ratios consistently below 100%, and to invest that float for positive returns.

Year-end float for the most recent five years was comprised as follows:

	Property and Casualty Insurance and Reinsurance
Year	Northbridge	Odyssey	Crum &	Zenith		Allied	Fairfax
	Northbridge	Group	Forster	National	Brit	World	Asia	Other	Total	Run-off(1)	Total
2017	1,786.2	4,531.0	2,888.7	1,236.6	3,079.5	5,459.1	240.6	1,129.5	20,351.2	2,573.1	22,924.3
2018	1,694.1	4,670.3	2,887.6	1,200.4	2,792.3	5,082.5	242.4	1,098.4	19,668.0	3,050.1	22,718.1
2019	1,869.0	5,100.5	3,032.8	1,141.6	3,043.0	5,115.9	253.1	1,075.2	20,631.1	1,747.4	22,378.5
2020	2,082.0	5,858.0	3,288.1	1,145.8	3,231.9	5,744.3	252.2	1,102.7	22,705.0	1,572.8	24,277.8
2021	2,480.3	6,770.5	3,442.5	1,105.3	3,574.4	6,917.2	420.6	1,226.0	25,936.8	1,900.1	27,836.9

(1)	Run-off from the Life insurance and Run-off reporting segment.

During 2021 the company’s consolidated float increased by $3,559.1 to $27,836.9, at no cost to the company, primarily reflecting increased business volumes at all of the company’s property and casualty insurance and reinsurance reporting segments (principally from Allied World, Odyssey Group, Northbridge and Brit). The increased float primarily resulted from increases in provision for losses and loss adjustment expenses and provision for unearned premiums, partially offset by increased reinsurance recoverables (reflecting the fourth quarter 2021 reinsurance transaction at Brit and the consolidation of Singapore Re) and insurance contract receivables. The company’s consolidated float also increased as a result of Run-off’s increases in the provision for losses and loss adjustment expenses, principally due to net adverse prior year reserve development on asbestos, pollution and other hazards reserves, partially offset by Run-off’s continued progress settling its claims liabilities.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Float, average float and cost (benefit) of float are supplementary financial measures that are calculated using amounts presented in the consolidated financial statements. Float as presented above was calculated using amounts on the consolidated balance sheets, excluding Eurolife’s life operations, at December 31 as follows:

	December 31, 2021		December 31, 2020
	As presented above	Eurolife	Consolidated	Consolidated
Insurance contract payables	3,858.5	635.0	4,493.5	2,964.0
Insurance contract liabilities	44,860.5	2,486.0	47,346.5	39,206.8
Insurance contract receivables	(6,875.2)	(8.0)	(6,883.2)	(5,816.1)
Deferred premium acquisition costs	(1,920.3)	(3.8)	(1,924.1)	(1,543.7)
Recoverable from reinsurers	(12,086.6)	(3.9)	(12,090.5)	(10,533.2)
	27,836.9	3,105.3	30,942.2	24,277.8

Financial Condition

Capital Resources and Management

The company’s total capital increased to $29,068.3 at December 31, 2021 from $26,341.3 at December 31, 2020. In addition, the company’s property and casualty insurance and reinsurance companies continue to maintain capital above minimum regulatory levels, at levels adequate to support their issuer credit and financial strength ratings, and above internally calculated risk management levels. Changes in total capital and the components thereof, the company’s capital management measures and ratios, and capital levels of the property and casualty insurance and reinsurance companies are described in note 24 (Financial Risk Management, under the heading of "Capital Management") to the consolidated financial statements for the year ended December 31, 2021.

A common measure of capital adequacy in the property and casualty industry is the ratio of net premiums written to statutory surplus (or total equity). This ratio, a supplementary financial measure which is used by the company to evaluate capital adequacy and underwriting capacity, is presented below for the property and casualty insurance and reinsurance companies:

	Net premiums written to
	statutory surplus
	2021	2020
Property and Casualty Insurance and Reinsurance
Northbridge	1.2	1.3
Odyssey Group	0.9	0.8
Crum & Forster	1.5	1.7
Zenith National	1.0	1.2
Brit	1.0	1.1
Allied World(1)	0.8	0.7
Fairfax Asia(2)	0.4	0.4
Other	1.2	1.1

Industry
Canadian insurance industry	1.1	1.3
U.S. insurance industry	0.7	0.7

(1)	Allied World’s ratios use its U.S. GAAP equity of $4,794.8 and $4,377.4 at December 31, 2021 and 2020.
(2)	Total equity excludes certain holding company investments.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The issuer credit ratings and financial strength ratings of Fairfax and its property and casualty insurance and reinsurance operating companies at December 31, 2021 were as follows:

Issuer Credit Ratings		Standard
	A.M. Best	& Poor's	Moody's	DBRS
Fairfax Financial Holdings Limited	bbb	BBB-	Baa3	BBB (high)
Financial Strength Ratings
Northbridge Financial Corporation(1)	A	A-	A3	A
Odyssey Group Holdings, Inc.(1)	A	A-	A2	—
Crum & Forster Holdings Corp.(1)	A	A-	Baa1	—
Zenith National Insurance Corp.(1)	A	A-	Baa1	—
Brit Limited(2)	A	A+	—	—
Allied World Assurance Company Holdings, Ltd(1)	A	A-	A2	—
Falcon Insurance Company (Hong Kong) Limited	—	A-	—	—
Singapore Reinsurance Corporation Limited	A-	—	—	—
Wentworth Insurance Company Ltd.	A	—	—	—
Polish Re	A-	—	—	—
Colonnade Insurance S.A.	A-	—	—	—

(1)	Financial strength ratings apply to the operating companies.
(2)	Brit’s ratings are the A.M. Best and Standard & Poor’s ratings assigned to Lloyd’s.

During 2021 Moody’s upgraded the financial strength ratings of Allied World’s operating companies to "A2" from "A3". There were no other changes in the issuer credit ratings and financial strength ratings of Fairfax and its property and casualty insurance and reinsurance operating companies at December 31, 2021 compared to December 31, 2020.

Book Value Per Basic Share

Common shareholders’ equity at December 31, 2021 of $15,049.6 or $630.60 per basic share compared to $12,521.1 or $478.33 per basic share at December 31, 2020, representing an increase per basic share in 2021 of 31.8% (without adjustment for the $10.00 per common share dividend paid in the first quarter of 2021; an increase of 34.2% adjusted to include that dividend).

The increase in book value per basic share was primarily due to net earnings attributable to shareholders of Fairfax of $3,401.1 and lower number of common shares effectively outstanding, partially offset by the payment in the first quarter of 2021 of the annual common share dividend of $272.1. During 2021 the number of basic shares decreased primarily as a result of net purchases of 2,137,923 subordinate voting shares for cancellation which included 2,000,000 subordinate voting shares purchased as part of a $1.0 billion substantial issuer bid completed on December 29, 2021 at $500.00 per share and net purchases of 172,983 subordinate voting shares for treasury (for use in the company’s share-based payment awards). At December 31, 2021 there were 23,865,600 common shares effectively outstanding.

The company has issued common shares and purchased common shares for cancellation in the most recent five years as follows:

	Number of	Average
	subordinate	issue/purchase	Net proceeds/
Year	voting shares	price per share(1)	(purchase cost)
2017 - issuance of shares(2)	5,084,961	$431.94	2,196.4
2017 - purchase of shares(3)	(184,367)	$521.79	(96.2)
2018 - purchase of shares(3)	(187,476)	$494.46	(92.7)
2019 - purchase of shares(3)	(249,361)	$473.21	(118.0)
2020 - purchase of shares(3)	(343,871)	$293.42	(100.9)
2021 - purchase of shares(4)	(2,137,923)	$494.92	(1,058.1)

(1)	The company calculates average issue price per share as aggregate net proceeds divided by the total number of subordinate voting shares issued, and average purchase price per share as aggregate net purchase cost divided by the number of subordinate voting shares purchased for cancellation. Both measures are calculated for annual periods using amounts presented in the consolidated financial statements.

FAIRFAX FINANCIAL HOLDINGS LIMITED

(2)	Subordinate voting share issuance primarily related to the acquisition of Allied World in 2017.
(3)	Subordinate voting shares purchased for cancellation under the terms of the company’s normal course issuer bids.
(4)	Subordinate voting shares purchased for cancellation under a substantial issuer bid completed on December 29, 2021 for 2,000,000 shares at $500.00 per share, and under the terms of the company’s normal course issuer bids 137,923 shares.

As described in note 5 (Cash and Investments) and note 6 (Investment in Associates) to the consolidated financial statements for the year ended December 31, 2021, during 2021 the company recorded a net unrealized gain of $1,490.3 on its investment in Digit compulsorily convertible preference shares, representing on an after-tax basis a benefit to book value per basic share of $53.21. The company anticipates recording additional gains of approximately $400 upon consolidating its investment in Digit, which is subject to regulatory approvals permitting the company to increase its 49.0% equity interest in Digit to a control position.

Excess (deficiency) of fair value over carrying value

The table below presents the pre-tax excess (deficiency) of fair value over carrying value of investments in non-insurance associates and market traded consolidated non-insurance subsidiaries the company considers to be portfolio investments. Those amounts, while not included in the calculation of book value per basic share, are regularly reviewed by management as an indicator of investment performance. The aggregate pre-tax excess of fair value over carrying value of these investments at December 31, 2021 was $346.4 (December 31, 2020 - pre-tax deficiency of $662.6).

	December 31, 2021			December 31, 2020
			Excess (deficiency)			Excess (deficiency)
			of fair value			of fair value
		Carrying	over carrying		Carrying	over carrying
	Fair value	value	value	Fair value	value	value
Non-insurance associates(1):
Eurobank	1,210.3	1,298.5	(88.2)	799.9	1,166.3	(366.4)
Atlas	1,285.8	922.1	363.7	978.9	900.1	78.8
Quess	514.1	492.1	22.0	356.4	542.7	(186.3)
All other	1,531.7	1,404.3	127.4	1,169.4	1,154.0	15.4
	4,541.9	4,117.0	424.9	3,304.6	3,763.1	(458.5)

Non-insurance companies(2):
Restaurants and other(3)	731.8	906.2	(174.4)	454.2	601.3	(147.1)
Fairfax India	535.0	444.1	90.9	402.4	405.0	(2.6)
Thomas Cook India	259.0	254.0	5.0	160.0	214.4	(54.4)
	1,525.8	1,604.3	(78.5)	1,016.6	1,220.7	(204.1)
	6,067.7	5,721.3	346.4	4,321.2	4,983.8	(662.6)

(1)	The fair values and carrying values of non-insurance associates represent their fair values and carrying values as presented in note 6 (Investments in Associates) to the consolidated financial statements for the year ended December 31, 2021, and excludes investments in associates held by Fairfax India (including Bangalore Airport), Recipe, Thomas Cook India (including its share of Quess), Dexterra Group and Boat Rocker as those amounts are already included in the carrying values of the consolidated non-insurance companies used in this performance measure. Refer to the Glossary of Non-GAAP and Other Financial Measures in this MD&A for details.
(2)	The fair values of the company’s investments in market traded non-insurance companies - Recipe, Fairfax India, Thomas Cook India, Dexterra Group, Boat Rocker and Farmers Edge - are calculated as the company’s pro rata ownership share of each subsidiary’s market capitalization, as determined by traded share prices at the financial statement date. The carrying value of each subsidiary represents its total equity as included in the company’s consolidated financial statements for the year ended December 31, 2021, less the subsidiary’s non-controlling interests as presented in note 11 (Total Equity) to those consolidated financial statements. Thomas Cook India’s fair value and carrying value include preferred shares held by the company that are eliminated on consolidation. Refer to the Glossary of Non-GAAP and Other Financial Measures in this MD&A for details.
(3)	Comprised of Recipe, Dexterra Group, Boat Rocker and Farmers Edge. Boat Rocker and Farmers Edge were included commencing in 2021 upon completion of their respective initial public offerings.

Normal course issuer bid

Following the expiry on September 29, 2021 of its then current normal course issuer bid, on September 30, 2021 the company commenced a normal course issuer bid pursuant to which it is authorized, until expiry of the bid on September 29, 2022, to acquire up to 2,602,760 subordinate voting shares, 751,034 Series C preferred shares, 178,415 Series D preferred shares, 543,613 Series E preferred

FAIRFAX FINANCIAL HOLDINGS LIMITED

shares, 173,574 Series F preferred shares, 771,984 Series G preferred shares, 228,015 Series H preferred shares, 1,042,010 Series I preferred shares, 157,989 Series J preferred shares, 950,000 Series K preferred shares and 919,600 Series M preferred shares, representing approximately 10% of the public float in respect of the subordinate voting shares and each series of preferred shares. Decisions regarding any future purchases will be based on market conditions, share price and other factors including opportunities to invest capital for growth. The Notice of Intention to Make a Normal Course Issuer Bid is available by contacting the Corporate Secretary of the company.

The company’s indirect ownership of its own shares through The Sixty Two Investment Company Limited results in an effective reduction of shares outstanding by 799,230, and this reduction has been reflected in the earnings per share, net earnings per diluted share and book value per basic share figures.

Liquidity

The following table presents major components of cash flows for the years ended December 31:

	2021	2020
Operating activities
Cash provided by operating activities before net purchases of investments classified at FVTPL	4,026.6	2,476.0
Net (purchases) sales of investments classified at FVTPL	2,614.4	(2,336.2)
Investing activities
Purchases of investments in associates	(175.4)	(29.8)
Sales of investments in associates	809.2	139.8
Purchases of subsidiaries, net of cash acquired	1,259.5	—
Proceeds from sale of insurance subsidiaries, net of cash divested	85.4	221.7
Proceeds from sale of non-insurance subsidiaries, net of cash divested	186.8	(97.4)
Net purchases of premises and equipment and intangible assets	(353.9)	(273.3)
Net (purchases) sales of investment property	27.0	(7.8)
Financing activities
Net proceeds from borrowings - holding company and insurance and reinsurance companies	1,250.0	645.0
Repayments of borrowings - holding company and insurance and reinsurance companies	(932.9)	(0.3)
Net borrowings from (repayments to) holding company revolving credit facility	(700.0)	700.0
Net repayments to other revolving credit facilities - holding company and insurance and reinsurance companies	(84.3)	(10.0)
Net proceeds from borrowings - non-insurance companies	499.1	107.8
Repayments of borrowings - non-insurance companies	(593.9)	(82.5)
Net borrowings from (repayments to) revolving credit facilities and short term loans - non-insurance companies	(262.0)	60.5
Principal payments on lease liabilities - holding company and insurance and reinsurance companies	(64.6)	(61.9)
Principal payments on lease liabilities - non-insurance companies	(162.8)	(164.6)
Purchases of subordinate voting shares for treasury (for share-based payment awards)	(132.6)	(137.9)
Purchases of subordinate voting shares for cancellation	(1,058.1)	(100.9)
Issuances of subsidiary shares to non-controlling interests	1,603.2	218.2
Purchases of subsidiary shares from non-controlling interests	(233.0)	(251.2)
Sales of subsidiary common shares to non-controlling interests	174.8	—
Common and preferred share dividends paid	(316.6)	(319.7)
Dividends paid to non-controlling interests	(175.6)	(165.6)
Increase in cash and cash equivalents during the year	7,290.3	529.9

For details of the transactions discussed below, see note 6 (Investments in Associates), note 15 (Borrowings), note 16 (Total Equity) and note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2021.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Operating activities for the years ended December 31, 2021 and 2020

Cash provided by operating activities (excluding net purchases of investments classified at FVTPL) increased to $4,026.6 in 2021 from $2,476.0 in 2020, principally reflecting higher net premium collections, partially offset by higher net paid losses and higher income taxes paid. Refer to the consolidated statements of cash flows and to note 27 (Supplementary Cash Flow Information) to the consolidated financial statements for the year ended December 31, 2021 for details of operating activities, including net purchases of investments classified at FVTPL.

Investing activities for the year ended December 31, 2021

Purchases of investments in associates of $175.4 primarily related to increased investments in Gulf Insurance, HFP and a Fairfax India associate.

Sales of investments in associates of $809.2 primarily related to the sale of the joint venture interest in RiverStone Barbados, a partial sale of the investment in IIFL Finance, and dividends and distributions received from associates and joint ventures.

Purchases of subsidiaries, net of cash acquired of $1,259.5 primarily reflected the acquisition of OMERS’ joint venture interest in Eurolife for cash consideration of $142.7, net of Eurolife’s cash balance of $1,433.3, and an additional investment in Singapore Re.

Proceeds from sale of insurance subsidiary, net of cash divested of $85.4 primarily reflected Allied World’s sale of its majority interest in Vault Insurance.

Proceeds from sale of non-insurance subsidiary of $186.8 primarily reflected Fairfax India’s sale of its 48.8% equity interest in Privi.

Investing activities for the year ended December 31, 2020

Sales of investments in associates of $139.8 primarily reflected the sale of Davos Brands and distributions received from associates and joint ventures.

Proceeds from sale of insurance subsidiary, net of cash divested of $221.7 reflected the contribution of European Run-off to RiverStone Barbados.

Cash divested on deconsolidation of non-insurance subsidiary of $97.4 primarily reflected the deconsolidation of Fairfax Africa.

Financing activities for the year ended December 31, 2021

Net proceeds from borrowings - holding company and insurance and reinsurance companies of $1,250.0 principally reflected net proceeds from issuances of $671.6 (Cdn$850.0) principal amount of 3.95% unsecured senior notes and $600.0 principal amount of 3.375% unsecured senior notes, both due 2031.

Repayments - holding company and insurance and reinsurance companies of $932.9 primarily reflected the holding company’s use of the net proceeds from its $671.6 (Cdn$850.0) unsecured senior notes to redeem on March 29, 2021 its $353.5 (Cdn$446.0) principal amount of 5.84% unsecured senior notes due 2022 and $317.1 (Cdn$400.0) principal amount of 4.50% unsecured senior notes due 2023 (which incurred an aggregate loss on redemption of $45.7), Odyssey Group’s redemption of $90.0 principal amount of its unsecured senior notes upon maturity, the holding company’s redemption of its $85.0 principal amount of 4.142% unsecured senior notes due 2024, and Crum & Forster’s redemption of $41.4 principal amount of First Mercury trust preferred securities.

Net repayments on the holding company revolving credit facility of $700.0 reflected the full repayment of the draw in 2020.

Net proceeds from borrowings - non-insurance companies of $499.1 primarily reflected net proceeds from Fairfax India’s issuance of $500.0 principal amount of 5.00% unsecured senior notes due 2028.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Repayments - non-insurance companies of $593.9 primarily reflected Fairfax India’s repayment of its $550.0 floating rate term loan using the net proceeds of its senior notes issuance described above.

Net repayments to revolving credit facilities and short term loans - non-insurance companies of $262.0 primarily reflected repayments by Boat Rocker upon completion of its initial public offering, and Sporting Life, Recipe and AGT’s partial repayments of their revolving credit facilities.

Purchases of subordinate voting shares for cancellation of $1,058.1 principally related to 2,000,000 subordinate voting shares purchased for cancellation through a $1.0 billion substantial issuer bid completed on December 29, 2021 at $500.00 per share.

Issuances of subsidiary shares to non-controlling interests of $1,603.2 primarily reflected the sale of non-controlling interests in Odyssey Group and Brit, and initial public offerings by Farmers Edge and Boat Rocker.

Purchases of subsidiary shares from non-controlling interests of $233.0 primarily reflected purchases of common shares under a substantial issuer bid by Fairfax India.

Sales of subsidiary shares to non-controlling interests of $174.8 principally reflected Fairfax India’s sale of an 11.5% equity interest in Anchorage.

Dividends paid to non-controlling interests of $175.6 primarily reflected dividends paid by Allied World to its minority shareholders.

Financing activities for the year ended December 31, 2020

Net proceeds from borrowings – holding company and insurance and reinsurance companies of $645.0 reflected net proceeds from the issuance of $650.0 principal amount of 4.625% unsecured senior notes due 2030.

Net borrowings from holding company revolving credit facility of $700.0 reflected the company’s draw on its credit facility as added liquidity support for the insurance and reinsurance companies should it be needed as a result of the effects of the COVID-19 pandemic and to support growth in the insurance and reinsurance companies in a favourable pricing environment.

Borrowings – non-insurance companies of $107.8 primarily reflected the net proceeds received from borrowings by Fairfax India’s subsidiaries NCML and Privi, and Fairfax Africa’s subsidiary CIG (deconsolidated on December 8, 2020).

Issuances of subsidiary shares to non-controlling interests of $218.2 primarily reflected a third party’s investment in Brit’s newly formed subsidiary Ki Insurance and Eurolife’s investment in a Fairfax consolidated internal investment fund.

Purchases of subsidiary shares from non-controlling interests of $251.2 primarily reflected the acquisition of the remaining shares held by Brit’s minority shareholder and purchases of common shares made under normal course issuer bids by Fairfax India.

Dividends paid to non-controlling interests of $165.6 primarily reflected dividends paid by Allied World and Brit to their minority shareholders.

Holding Company

Holding company cash and investments at December 31, 2021 was $1,478.3 ($1,446.2 net of $32.1 of holding company derivative obligations) compared to $1,252.2 ($1,229.4 net of $22.8 of holding company derivative obligations) at December 31, 2020.

Significant cash and investment inflows at the holding company during 2021 included net proceeds from issuances of unsecured senior notes, the sale of non-controlling interests in Odyssey Group and Brit, and the sale of the joint venture interest in RiverStone Barbados, all as described above, in addition to net cash received of $262.7 in connection with long equity total return swap derivative contracts and dividends received from the insurance and reinsurance companies of $429.5 (principally from Odyssey Group ($200.0), Northbridge ($121.1) and Eurolife ($76.0)).

FAIRFAX FINANCIAL HOLDINGS LIMITED

Significant cash and investment outflows at the holding company during 2021 included redemptions of unsecured senior notes, additional investments in Eurolife and Singapore Re, payment of common and preferred share dividends, purchases of subordinate voting shares for treasury (for use in the company’s share-based payment awards) and for cancellation (including a substantial issuer bid), all as described above, in addition to capital contributions of $171.6 provided to the insurance and reinsurance subsidiaries.

The carrying value of holding company cash and investments was also affected by the receipt of investment management and administration fees and disbursements for corporate overhead expenses and interest paid on borrowings. The carrying value of holding company cash and investments will vary with changes in the fair values of those investments (including derivative contracts that may have collateral and cash settlement requirements).

The company believes that holding company cash and investments, net of holding company derivative obligations at December 31, 2021 of $1,446.2 provides adequate liquidity to meet the holding company’s known commitments in 2022. The holding company expects to continue to receive investment management and administration fees from its insurance and reinsurance subsidiaries and Fairfax India, investment income on its holdings of cash and investments, and dividends from its insurance and reinsurance subsidiaries. To further augment its liquidity, the holding company can draw upon its $2.0 billion unsecured revolving credit facility.

The holding company’s known significant commitments for 2022 consist of payment of a common share dividend of $249.9 ($10.00 per common share, paid in January 2022), interest and corporate overhead expenses, preferred share dividends, income tax payments, potential payments on amounts borrowed from the revolving credit facility and other investment related activities. The company may also in 2022 make payments related to its insurance and reinsurance companies to support their underwriting initiatives in favourable insurance markets. Additionally, pursuant to the sale of RiverStone Barbados, the company has guaranteed the value of approximately $1.1 billion of certain securities held by CVC and certain affiliates thereof until such time that the securities are purchased by or sold at the direction of Hamblin Watsa, prior to the end of 2022. Should the company direct that the securities be sold, any difference between their fair value and guaranteed value will be settled in cash (a derivative asset of $103.8 at December 31, 2021).

During 2021 subsidiary cash and short term investments (including cash and short term investments pledged for derivative obligations) increased by $8,599.9 primarily reflecting the proceeds from net sales of short to mid-dated high quality corporate bonds and the consolidation of the cash and short term investments of Eurolife ($1,721.1).

Insurance and reinsurance

The insurance and reinsurance subsidiaries may experience cash inflows or outflows on occasion related to their derivative contracts, including collateral requirements. During 2021 the insurance and reinsurance subsidiaries received net cash of $176.9 in connection with long equity total return swaps (2020 - paid net cash of $628.6 in connection with long and short equity total return swaps), excluding the impact of collateral requirements.

Non-insurance companies

The non-insurance companies have principal repayments coming due in 2022 of $584.4, primarily related to AGT’s credit facilities. Subsequent to December 31, 2021, AGT extended the maturity of its senior credit facility of Cdn$625.0 to March 17, 2023. Borrowings of the non-insurance companies are non-recourse to the holding company and are generally expected to be settled through a combination of refinancing and operating cash flows.

Contractual Obligations

For details of the company’s contractual obligations, including the maturity profile of financial liabilities, please see note 24 (Financial Risk Management, under the heading "Liquidity Risk") to the consolidated financial statements for the year ended December 31, 2021.

Contingencies and Commitments

For a full description of these matters, please see note 20 (Contingencies and Commitments) to the consolidated financial statements for the year ended December 31, 2021.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Accounting and Disclosure Matters

Management’s Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of the company’s Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), the company conducted an evaluation of the effectiveness of its disclosure controls and procedures as of December 31, 2021, as required by Canadian and U.S. securities legislation. Disclosure controls and procedures are designed to ensure that the information required to be disclosed by the company in the reports it files or submits under securities legislation is recorded, processed, summarized and reported on a timely basis and that such information is accumulated and reported to the company’s CEO and CFO, as appropriate, to allow required disclosures to be made in a timely fashion. Based on their evaluation, the CEO and CFO have concluded that, as of December 31, 2021, the company’s disclosure controls and procedures were effective.

Management’s Report on Internal Control Over Financial Reporting

The company’s management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the United States Securities Exchange Act of 1934, as amended, and under National Instrument 52-109 - Certification of Disclosure in Issuer’s Annual and Interim Filings of the Canadian Securities Administrators). The company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). A company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS as issued by the IASB, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Furthermore, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The company’s management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2021. In making this assessment, the company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control - Integrated Framework (2013). Based on this assessment, except as described below under “Limitation on scope of design and evaluation of internal control over financial reporting”, the company’s management, including the CEO and CFO, concluded that, as of December 31, 2021, the company’s internal control over financial reporting was effective based on the criteria in Internal Control - Integrated Framework (2013) issued by COSO.

Pursuant to the requirements of the United States Securities Exchange Act of 1934, as amended, the effectiveness of the company’s internal control over financial reporting as of December 31, 2021 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in its report which appears within this Annual Report.

Limitation on Scope of Design and Evaluation of Internal Control Over Financial Reporting

On July 14, 2021 the company acquired a controlling interest in Eurolife FFH Insurance Group Holdings S.A. ("Eurolife") and commenced consolidating the assets, liabilities and results of operations of Eurolife in its financial reporting. Management has determined to limit the scope of the design and evaluation of the company’s internal control over financial reporting to exclude the controls, policies and procedures of Eurolife, the results of which are included in the consolidated financial statements of the company for the year ended December 31, 2021. This scope limitation is in accordance with Canadian and U.S. securities laws, which allow an issuer to limit its design and evaluation of internal control over financial reporting to exclude the controls, policies and procedures of a company acquired not more than 365 days before the end of the financial period to which the applicable certifications relate. The operations of Eurolife represented approximately 0.6% of the company’s consolidated income for the year ended December 31, 2021

FAIRFAX FINANCIAL HOLDINGS LIMITED

and represented approximately 4.7% and 5.4% of the company’s consolidated assets and liabilities respectively as at December 31, 2021. The table that follows presents a summary of financial information for Eurolife.

For the period July 14, 2021
to December 31, 2021
Income	150.1
Net earnings	1.3

As at December 31,
2021
Assets
Insurance contract receivables	12.6
Portfolio investments(1)	3,283.2
Deferred premium acquisition costs	7.8
Recoverable from reinsurers	20.0
Deferred income tax assets	30.3
Goodwill and intangible assets	43.1
Other assets	695.6
4,092.6
Liabilities
Accounts payable and accrued liabilities(2)	181.7
Insurance contract payables	644.3
Insurance contract liabilities	2,595.0
Deferred income tax liabilities	82.1
3,503.1
Equity	589.5
4,092.6

(1)	Includes intercompany investments in Fairfax non-insurance subsidiaries carried at cost that are eliminated on consolidation.
(2)	Includes a redemption liability of $108.4 on non-controlling interests as the company’s associate Eurobank may put its 20.0% equity interest in Eurolife to the company commencing in 2024 at the then fair value of that interest.

Critical Accounting Estimates and Judgments

Please see note 4 (Critical Accounting Estimates and Judgments) to the consolidated financial statements for the year ended December 31, 2021.

Significant Accounting Policy Changes

For a detailed description of the company’s accounting policies and changes thereto during 2021, please see note 3 (Summary of Significant Accounting Policies) to the consolidated financial statements for the year ended December 31, 2021.

Future Accounting Changes

New standards and amendments that have been issued but are not yet effective are described in note 3 (Summary of Significant Accounting Policies) to the consolidated financial statements for the year ended December 31, 2021. The company does not expect to adopt any of those new standards and amendments in advance of their respective effective dates except where otherwise specified.

IFRS 17 Insurance Contracts ("IFRS 17")

On May 18, 2017 the IASB issued IFRS 17, a comprehensive standard for the recognition, measurement, presentation and disclosure of insurance contracts. IFRS 17 requires entities to measure insurance contracts using current estimates of discounted fulfillment cash flows, including the discounting of loss reserves using one of three measurement models. On June 25, 2020 the IASB issued amendments

FAIRFAX FINANCIAL HOLDINGS LIMITED

to IFRS 17 that included targeted improvements and the deferral of the effective date to January 1, 2023. The standard must be applied retrospectively with restatement of comparatives unless impracticable.

Of the three measurement approaches permitted by IFRS 17, the simplified premium allocation approach for short-duration contracts and the general measurement model are expected to be applicable for substantially all of the company’s insurance and reinsurance contracts. The need for current estimates of cash flows, discount rates at each reporting period and additional disclosures in the consolidated financial statements will significantly increase operational complexity and the effort required for the company’s consolidated financial reporting. The company has therefore committed considerable time and resources to this project.

The adoption of IFRS 17 will be a significant change to the accounting and reporting process for the insurance industry. The company’s IFRS 17 transition project has dedicated internal and external resources to implement this standard, which includes managing the associated operational and business risks. This standard may increase operational risk as it requires more expansive data sets and introduces complex estimation techniques, computational requirements and disclosures, which entails extensive changes to various actuarial and financial reporting processes, tools and systems. The standard may also create additional volatility in the company’s consolidated financial results, which may require the introduction of new or modified non-GAAP measures to explain those results.

The company’s adoption of IFRS 17 is progressing as planned. In 2021, the company’s efforts focused on the selection and evaluation of significant accounting policies and estimates, and the implementation and testing of information technology systems across the insurance and reinsurance subsidiaries to enable parallel reporting in 2022. The company continues to evaluate the effect that the adoption of IFRS 17 will have on its consolidated financial statements.

Risk Management

Overview

The primary goals of the company’s financial risk management program are to ensure that the outcomes of activities involving elements of risk are consistent with the company’s objectives and risk tolerance, while maintaining an appropriate balance between risk and reward and protecting the company’s consolidated balance sheet from events that have the potential to materially impair its financial strength. Please see note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2021 for a detailed discussion of the company’s risk management policies.

Issues and Risks

The following issues and risks, among others, should be considered in evaluating the outlook of the company. Additional detail on the company’s issues and risks, including those risks discussed below, can be found in the section entitled "Risk Factors" in the company’s most recent Short Form Base Shelf Prospectus and Supplements filed with the securities regulatory authorities in Canada, which are available on SEDAR at www.sedar.com.

COVID-19 pandemic

COVID-19 continues to weigh heavily on the global economy with the rapid spread of the Delta and Omicron variants continuing to create significant uncertainty, despite many of the global economies emerging from government mandated lockdowns and vaccines becoming more widely available. The lockdowns have significantly affected global supply chains causing shortages in many raw materials placing significant inflationary pressures on most goods and services. The company’s businesses rely, to a certain extent, on free movement of goods, services and capital from around the world, and as a result, are facing upward cost pressures. During 2021 the company repaid its revolving credit facility which was used as support for its insurance and reinsurance operations should it be needed during the pandemic.

Given the ongoing and dynamic nature of the circumstances surrounding COVID-19, it is difficult to predict how significant the continuing effects of COVID-19, including future responses to new variants and the long term implications of the virus, will be on the global economy and the company’s businesses, investments and employees, or for how long any further disruptions in the future are likely to continue. Such further developments could have a material adverse effect on the company’s business, financial condition, results of operations and cash flows. As restrictions across global economies were lifted, the effects of the slowdowns in 2020 began to

FAIRFAX FINANCIAL HOLDINGS LIMITED

reverse throughout 2021. COVID-19 continues to adversely affect the company’s operating segments to varying degrees. Underwriting results in 2021 continue to be negatively affected by COVID-19 losses, albeit to a lesser extent, primarily from event cancellation and accident and health exposures. The company expects its insurance and reinsurance operations to continue to experience reductions in premiums written, compared with pre-pandemic levels, in certain segments where premiums are directly or indirectly linked to economic activity. Certain of the company’s non-insurance operations continue to experience reductions in revenue relative to pre-pandemic periods due to current economic conditions, particularly those in the restaurant, retail and hospitality sectors whose business volumes are directly linked to the full re-opening of the economy in the jurisdictions in which they operate. The company’s non-insurance operations have reported improved results in 2021 compared to 2020, principally within the Restaurants and retail operating segment as a result of higher business volumes across most companies in this segment due to reduced COVID-19 related lockdown restrictions.

Claims Reserves

Reserves are maintained to cover the estimated ultimate unpaid liability for losses and loss adjustment expenses with respect to insurance and reinsurance policies underwritten by the company at the end of each reporting period. The company’s success is dependent upon its ability to accurately assess the risks associated with the businesses being insured or reinsured. Failure to accurately assess the risks assumed may lead to the setting of inappropriate premium rates and establishing reserves that are inadequate to cover the company’s losses. This could adversely affect the company’s net earnings and financial condition in future reporting periods.

Reserves do not represent an exact calculation of liability, but instead represent estimates at a point in time involving actuarial and statistical projections of the company’s expectations of the ultimate settlement of claims incurred and the associated claims adjustment expense. Establishing an appropriate level of claims reserves is an inherently uncertain process. Both proprietary and commercially available actuarial models, as well as historical insurance industry loss development patterns, are utilized to establish appropriate claims reserves.

In contrast to casualty losses, which frequently can be determined only through lengthy and unpredictable litigation, property losses tend to be reported promptly and usually are settled within a shorter period of time. Nevertheless, for both casualty and property losses, actual claims and claim expenses ultimately paid may deviate, perhaps substantially, from the reserve estimates reflected in the company’s consolidated financial statements. Variables in the reserve estimation process can be affected by both internal and external events, such as changes in claims handling procedures, economic and social inflation, legal trends and legislative changes. Many of these items are not directly quantifiable, particularly on a prospective basis.

The company’s management of pricing and reserving risk is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2021.

Catastrophe Exposure

The company’s insurance and reinsurance operations are exposed to claims arising from catastrophes. The company has experienced and will, in the future, experience catastrophe losses that may materially reduce the company’s profitability or harm its financial condition. Catastrophes can be caused by various events, including natural events such as hurricanes, windstorms, earthquakes, tornadoes, hailstorms, severe winter weather and fires, and unnatural events such as terrorist attacks and riots. Weather-related losses have increased in recent years, in part due to climate change which represents a significant emerging risk that will continue to increase the inherent unpredictability of both the frequency and severity of weather-related catastrophe losses.

The extent of losses from a catastrophe is a function of both the total amount of insured exposure in the area affected by the event and the severity of the event. Most catastrophes are restricted to small geographic areas; however, hurricanes, windstorms and earthquakes may produce significant damage in large, heavily populated areas. Catastrophes can cause losses in a variety of property and casualty lines, including losses relating to business interruptions occurring in the same geographic area as the catastrophic event or in the other geographic areas. It is possible that a catastrophic event or multiple catastrophic events could have a material adverse effect on the company’s financial condition, profitability or cash flows. The company believes that increases in the value and geographic concentration of insured property, higher construction costs due to labour and raw material shortages following a significant catastrophe event could increase the number and severity of claims from catastrophic events in the future. The company’s management of catastrophe risk is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2021.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Investment Portfolio

Investment returns are an important part of the company’s overall profitability as the company’s operating results depend in part on the performance of its investment portfolio. The company’s investment portfolio includes bonds and other debt instruments, common stocks, preferred stocks and derivative instruments. Accordingly, fluctuations in the fixed income or equity markets could have an adverse effect on the company’s financial condition, profitability or cash flows. Investment income is derived from interest and dividends, together with net gains or losses on investments. The portion derived from net gains or losses on investments generally fluctuates from year to year and is typically a less predictable source of investment income than interest and dividends, particularly in the short term. The return on the portfolio and the risks associated with the investments are affected by the asset mix, which can change materially depending on market conditions.

The uncertainty around the ultimate amount and the timing of the company’s claim payments may force it to liquidate securities, which may cause the company to incur losses. If the company structures its investments improperly relative to its liabilities, it may be forced to liquidate investments prior to maturity at a significant loss to cover such liabilities. Realized and unrealized investment losses resulting from a decline in value could significantly decrease the company’s net earnings.

The ability of the company to achieve its investment objectives is affected by general economic conditions that are beyond its control. General economic conditions can adversely affect the markets for interest-rate-sensitive securities, including the extent and timing of investor participation in such markets, the level and volatility of interest rates and, consequently, the value of fixed income securities. Interest rates are highly sensitive to many factors, including governmental monetary policies, domestic and international economic and political conditions and other factors beyond the company’s control. General economic conditions, stock market conditions, environmental conditions, climate change and many other factors can also adversely affect the equity markets and, consequently, the value of the equities owned. In addition, defaults by third parties who fail to pay or perform on their obligations could reduce the company’s investment income and net gains on investment or result in investment losses. The company’s management of credit risk, liquidity risk, market risk and interest rate risk is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2021.

Cyclical Nature of the Property & Casualty Business

The financial performance of the insurance and reinsurance industries has historically tended to fluctuate due to competition, frequency or severity of both catastrophic and non-catastrophic events, levels of capital and underwriting capacity, general economic conditions and other factors. Demand for insurance and reinsurance is influenced significantly by underwriting results of primary insurers and prevailing general economic conditions. Factors such as changes in the level of employment, wages, consumer spending, business investment and government spending, the volatility and strength of the global capital markets and inflation or deflation all affect the business and economic environment and, ultimately, the demand for insurance and reinsurance products, and therefore may affect the company’s net earnings, financial position or cash flows.

The property and casualty insurance business historically has been characterized by periods of intense price competition due to excess underwriting capacity, as well as periods when shortages of underwriting capacity have permitted attractive pricing. The company expects to continue to experience the effects of this cyclicality, which, during down periods, could significantly reduce the amount of premiums the company writes and could harm its financial position, profitability or cash flows.

In the reinsurance industry, the supply of reinsurance is related to prevailing prices and levels of underwriting capacity surplus that, in turn, may fluctuate in response to changes in rates of return being realized in the broader capital markets. If premium rates change or other reinsurance policy terms and conditions change expanding coverage, particularly if the present level of demand for reinsurance decreases because insurers require less reinsurance or the level of supply of reinsurance increases as a result of capital provided by existing reinsurers or alternative forms of reinsurance capacity enter the market, the profitability of the company’s reinsurance business could be adversely affected.

The company actively manages its operations to withstand the cyclical nature of the property and casualty business by maintaining sound liquidity and strong capital management as discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2021.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Latent Claims

The company has established loss reserves for asbestos, environmental and other types of latent hazard claims that represent its best estimate of ultimate claims and claims adjustment expenses based upon all known facts and current law. As a result of significant issues surrounding liabilities of insurers, risks inherent in major litigation and diverging legal interpretations and judgments in different jurisdictions, actual liability for these types of claims could exceed the loss reserves set by the company by an amount that could be material to the company’s financial condition, profitability or cash flows in future periods.

The company’s exposure to asbestos, environmental and other latent hazard claims is discussed in the Asbestos, Pollution and Other Latent Hazards section of this MD&A. The company’s management of reserving risk is discussed in note 24 (Financial Risk Management) and in note 8 (Insurance Contract Liabilities) to the consolidated financial statements for the year ended December 31, 2021.

Recoverable from Reinsurers and Insureds

Most insurance and reinsurance companies reduce their exposure to any individual claim by reinsuring amounts in excess of their maximum desired retention. Reinsurance is an arrangement in which an insurer, called the cedant, transfers insurance risk to another insurer, called the reinsurer, which accepts the risk in return for a premium payment. This third party reinsurance does not relieve the company, as a cedant, of its primary obligation to the insured. Recoverable from reinsurers balances may become uncollectible due to reinsurer solvency and credit concerns, due to the potentially long time period over which claims may be paid and the resulting recoveries may be received from the reinsurers, or due to policy disputes. If reinsurers are unwilling or unable to pay the company amounts due under reinsurance contracts, the company may incur unexpected losses and its operations, financial condition and cash flows could be adversely affected. The credit risk associated with the company’s reinsurance recoverable balances is described in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2021 and in the Recoverable from Reinsurers section of this MD&A.

The company’s insurance and reinsurance companies write certain insurance policies, such as large deductible policies (policies where the insured retains a specific amount of any potential loss), in which the insured must reimburse the company’s insurance and reinsurance companies for certain losses. Accordingly, the company’s insurance and reinsurance companies bear credit risk on these policies as there is no assurance that the insureds will provide reimbursement on a timely basis or at all.

Ratings

Financial strength and credit ratings by the major North American rating agencies are important factors in establishing competitive position for insurance and reinsurance companies. Third-party rating agencies assess and rate the claims-paying ability of reinsurers and insurers based upon the criteria of such rating agencies. Periodically the rating agencies evaluate the company’s insurance and reinsurance subsidiaries to confirm that they continue to meet the criteria of the ratings previously assigned to them. The claims-paying ability ratings assigned by rating agencies to insurance or reinsurance companies represent independent opinions of financial strength and ability to meet policyholder obligations. A downgrade in these ratings could lead to a significant reduction in the number of insurance policies the company’s insurance subsidiaries write and could cause early termination of contracts written by the company’s reinsurance subsidiaries or a requirement for them to post collateral at the direction of their counterparties. A downgrade of the company’s long term debt ratings by the major rating agencies could require the company and/or its subsidiaries to accelerate their cash settlement obligations for certain derivative transactions to which they are a party, and could result in the termination of certain other derivative transactions. In addition, a downgrade of the company’s credit rating may affect the cost and availability of unsecured financing. Ratings are subject to periodic review at the discretion of each respective rating agency and may be revised downward or revoked at their sole discretion. Rating agencies may also increase their scrutiny of rated companies, revise their rating standards or take other action. The company has dedicated personnel that manage the company’s relationships with its various rating agencies, however there can be no assurance that these activities will avoid a downgrade by rating agencies.

Acquisitions, Divestitures and Strategic Initiatives

The company may periodically and opportunistically acquire other insurance and reinsurance companies or execute other strategic initiatives developed by management. Although the company undertakes due diligence prior to the completion of an acquisition, it is

FAIRFAX FINANCIAL HOLDINGS LIMITED

possible that unanticipated factors could arise and there is no assurance that the anticipated financial or strategic objectives following an integration effort or the implementation of a strategic initiative will be achieved, which could adversely affect the company’s financial condition, profitability or cash flows. The company may periodically explore opportunities to make strategic investments in all or part of certain businesses or companies. Acquisitions may involve a number of special risks, including failure to retain key personnel, unanticipated events or circumstances and legal liabilities, some or all of which could have a material adverse effect on the company’s business, results of operations and financial position. The company cannot be certain that any acquired businesses will achieve the anticipated revenues, income and synergies. Failure on the company’s part to manage its acquisition strategy successfully could have a material adverse effect on its business, results of operations and financial position. The company cannot be certain that it will be able to identify appropriate targets, profitably manage additional businesses or successfully integrate any acquired business into its operations.

The strategies and performance of the company’s subsidiaries, and the alignment of those strategies throughout the organization, are regularly assessed through various processes undertaken by senior management and the company’s Board of Directors, however there can be no assurance that these efforts will be successful to mitigate the risks identified above. The company’s recent acquisitions and divestitures are discussed in note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2021.

Derivative Instruments

The company may be a counterparty to various derivative instruments, for investment purposes or for general protection against declines in the fair value of its financial assets. Derivative instruments may be used to manage or reduce risks or as a cost-effective way to synthetically replicate the investment characteristics of an otherwise permitted investment. The market value and liquidity of these instruments are volatile and may vary dramatically up or down in short periods, and their ultimate value will therefore only be known upon their disposition or settlement.

The company’s use of derivative instruments is governed by its investment policies and exposes the company to a number of risks, including credit risk, interest rate risk, liquidity risk, inflation risk, market risk, basis risk and counterparty risk. If the counterparties to the company’s derivative instruments fail to honor their obligations under the derivative instrument agreements, the company may lose the value of its derivative instruments, which failure could have an adverse effect on the company’s financial condition, profitability or cash flows. The company endeavors to limit counterparty risk through diligent selection of counterparties to its derivative instruments and through the terms of agreements negotiated with counterparties. Pursuant to these agreements, both parties are required to deposit eligible collateral in collateral accounts for either the benefit of the company or the counterparty depending on the current fair value or change in the fair value of the derivative contract.

The company may not be able to realize its investment objectives with respect to derivative instruments, which could have an adverse effect upon its financial position, profitability or cash flows. The company’s use of derivative instruments is discussed in note 7 (Derivatives) and its management of credit risk, liquidity risk, market risk, interest rate risk and counterparty risk is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2021.

Economic Hedging Strategies

The company may use derivative instruments from time to time to manage or reduce its exposure to credit risk and various market risks, including interest rate risk, equity market risk, inflation/deflation risk and foreign currency risk. The company may choose to hedge risks associated with a specific financial instrument, asset or liability or at a macro level to hedge systemic financial risk and the impact of potential future economic crisis and credit related problems on its operations and the value of its financial assets. Credit default swaps, total return swaps and consumer price index-linked derivative instruments have been used in the past to hedge macro level risks. The company’s use of derivative instruments is discussed in note 7 (Derivatives) to the consolidated financial statements for the year ended December 31, 2021.

The company’s derivative instruments may expose it to basis risk. Basis risk is the risk that the fair value or cash flows of derivative instruments applied as economic hedges will not experience changes in exactly the opposite directions from those of the underlying hedged exposure. This imperfect correlation may adversely impact the net effectiveness of the hedge and may diminish the financial viability of maintaining the hedging strategy and therefore adversely impact the company’s financial condition, profitability or cash flows.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The company regularly monitors the prospective and retrospective effectiveness of its economic hedging instruments and will adjust the amount and/or type of hedging instruments as required to achieve its risk management goals. The management of credit risk and various market risks is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2021.

Competition

The property and casualty insurance industry and the reinsurance industry are both highly competitive, and will likely remain highly competitive in the foreseeable future. Competition in these industries is based on many factors, including premiums charged and other terms and conditions offered, products and services provided, commission structure, financial ratings assigned by independent rating agencies, speed of claims payment, reputation, selling effort, perceived financial strength and the experience of the insurer or reinsurer in the line of insurance or reinsurance to be written. The company competes, and will continue to compete, with a large number of Canadian, U.S. and foreign insurers and reinsurers, as well as certain underwriting syndicates, some of which have greater financial, marketing and management resources than the company. In addition, some financial institutions, such as banks, are now able to offer services similar to those offered by the company’s reinsurance subsidiaries while in recent years, capital market participants have also created alternative products that are intended to compete with reinsurance products.

Consolidation within the insurance industry could result in insurance and reinsurance market participants using their market power to implement price reductions. If competitive pressures compel the company to reduce its prices, the company’s operating margins would decrease. As the insurance industry consolidates, competition for customers could become more intense and the importance of acquiring and properly servicing each customer could become greater, causing the company to incur greater expenses relating to customer acquisition and retention and further reducing operating margins. The company’s management of pricing risk is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2021.

Emerging Claim and Coverage Issues

The provision for claims is an estimate and may be found to be deficient, perhaps very significantly, in the future as a result of unanticipated frequency or severity of claims or for a variety of other reasons including unpredictable judicial rulings, expansion of insurance coverage to include exposures not contemplated at the time of policy issue (as was the case with asbestos and pollution exposures), extreme weather events, civil unrest and pandemics. Unanticipated developments in the law as well as changes in social and environmental conditions could result in unexpected claims for coverage under insurance and reinsurance contracts. With respect to casualty lines of business, these legal, social and environmental changes may not become apparent until some time after their occurrence.

The full effects of these and other unforeseen emerging claim and coverage issues are extremely hard to predict. As a result, the full extent of the company’s liability under its coverages, and in particular its casualty insurance policies and reinsurance contracts, may not be known until many years after a policy or contract is issued. The company’s exposure to this uncertainty is greatest in its “long-tail” casualty lines of business where claims can typically be made for many years, rendering them more susceptible to these trends than in the property insurance lines of business, which is more typically “short-tail”. In addition, the company could be adversely affected by the growing trend of plaintiffs targeting participants in the property-liability insurance industry in purported class action litigation relating to claims handling and other practices.

Although loss exposure is limited by geographic diversification and the company seeks to limit its loss exposure by employing a variety of policy limits and other terms and conditions and through prudent underwriting of each program written, there can be no assurance that such measures will be successful in limiting the company’s loss exposure. The company’s management of reserving risk is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2021 and in the Asbestos, Pollution and Other Latent Hazards section of this MD&A.

Holding Company Liquidity

Fairfax is a holding company that conducts substantially all of its business through its subsidiaries and receives substantially all of its earnings from them. The holding company controls the operating insurance and reinsurance companies, each of which must comply with applicable insurance regulations of the jurisdictions in which it operates. Each insurance and reinsurance operating company must maintain reserves for losses and loss adjustment expenses to cover the risks it has underwritten.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Although substantially all of the company’s operations are conducted through its subsidiaries, none of its subsidiaries are obligated to make funds available to the holding company for the payment of principal and interest on its outstanding debt. Accordingly, the holding company’s ability to meet financial obligations, including the ability to make payments on outstanding debt, is dependent on the distribution of earnings from its subsidiaries. The ability of subsidiaries to pay dividends or distributions in the future will depend on their statutory surplus, on earnings and on regulatory restrictions. The company’s subsidiaries may incur additional indebtedness that may severely restrict or prohibit the payment of dividends or distributions to the company. Dividends, distributions or returns of capital to the holding company are subject to restrictions set forth in the insurance laws and regulations of the countries where the company operates (principally the U.S., Canada, the United Kingdom and Bermuda) (in each case, including the provinces, states or other jurisdictions therein) and is affected by the subsidiaries’ credit agreements and indentures, rating agencies, the discretion of insurance regulatory authorities and capital support agreements with subsidiaries. Although the holding company strives to be soundly financed and maintains high levels of liquid assets as discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2021 and in the Liquidity section of this MD&A, an inability of subsidiaries to pay dividends could have a negative impact on the holding company’s liquidity and ability to meet its obligations.

Access to Capital

The company’s future capital requirements depend on many factors, including its ability to successfully write new business and to establish premium rates and reserves at levels sufficient to cover losses. To the extent that the funds generated by the company’s business are insufficient to fund future operations, additional funds may need to be raised through equity or debt financings. If the company requires additional capital or liquidity but cannot obtain it on reasonable terms or at all, its business, financial condition and profitability would be materially adversely affected.

The company’s ability and/or the ability of its subsidiaries to obtain additional financing for working capital, capital expenditures or acquisitions in the future may also be limited under the terms of the unsecured revolving credit facility discussed in note 15 (Borrowings) to the consolidated financial statements for the year ended December 31, 2021. The revolving credit facility contains various covenants that may restrict, among other things, the company’s ability or the ability of its subsidiaries to incur additional indebtedness, to create liens or other encumbrances and to sell or otherwise dispose of assets and merge or consolidate with another entity. In addition, the revolving credit facility contains certain financial covenants that require the company to maintain a ratio of consolidated debt to consolidated capitalization not exceeding 0.35:1 and consolidated shareholders’ equity of not less than $9.5 billion, both calculated as defined in such financial covenants. A failure to comply with the obligations and covenants under the revolving credit facility could result in an event of default under such agreement which, if not cured or waived, could permit acceleration of indebtedness, including other indebtedness of the holding company or its subsidiaries. The company strives to maintain sufficient levels of liquid assets at the holding company to mitigate risk to the holding company should this occur, but if such indebtedness were to be accelerated, there can be no assurance that the company’s assets would be sufficient to repay that indebtedness in full. The company’s management of liquidity risk is discussed further in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2021 and in the Liquidity section of this MD&A.

Key Employees

The company is substantially dependent on a small number of key employees, including its Chairman, Chief Executive Officer and significant shareholder, Mr. Prem Watsa, and the senior management of the company and its operating subsidiaries. The industry experience and reputation of these individuals are important factors in the company’s ability to attract new business and investment opportunities. The company’s success has been, and will continue to be, dependent on its ability to retain the services of existing key employees and to attract and retain additional qualified personnel in the future. The loss of the services of any of these key employees, or the inability to identify, hire and retain other highly qualified personnel in the future could adversely affect the quality and profitability of the company. At the operating subsidiaries, employment agreements have been entered into with key employees. The company does not maintain key employee insurance with respect to any of its employees.

Cost of Reinsurance and Adequate Protection

The company uses reinsurance arrangements, including reinsurance of its own reinsurance business purchased from other reinsurers, referred to as retrocessionaires, to help manage its exposure to property and casualty risks. The availability of reinsurance and the rates charged by reinsurers are subject to prevailing market conditions, both in terms of price and available capacity, which can affect the

FAIRFAX FINANCIAL HOLDINGS LIMITED

company’s business volume and profitability. Reinsurance companies can also add or exclude certain coverages from, or alter terms in, the policies they offer. Some exclusions are with respect to risks which the company cannot exclude in its policies due to business or regulatory constraints, such as coverage with respect to acts of terrorism, mold and cyber risk. Reinsurers may also impose terms, such as lower per occurrence and aggregate limits, on primary insurers that are inconsistent with corresponding terms in the policies written by these primary insurers. As a result, the company’s insurance subsidiaries, like other primary insurance companies, increasingly are writing insurance policies which to some extent do not have the benefit of reinsurance protection. These gaps in reinsurance protection expose the company to greater risk and greater potential losses.

The rates charged by reinsurers and the availability of reinsurance to the company’s subsidiaries will generally reflect the recent loss experience of the company and of the industry overall. Reinsurance pricing has continued to firm as a result of catastrophe losses in recent years, the effects of social inflation in the United States and the low interest rate environment. The retrocession market continues to experience the significant rate increases due to increased catastrophe activity in recent years. Each of the company’s insurance and reinsurance subsidiaries continue to evaluate the relative costs and benefits of accepting more risk on a net basis, reducing exposure on a direct basis, and paying additional premiums for reinsurance.

Regulatory, Political and other Influences

The company is subject to government regulation in each of the jurisdictions in which its operating insurance and reinsurance subsidiaries are licensed or authorized to conduct business. Governmental bodies have broad administrative power to regulate many aspects of the insurance business, which may include accounting methods, governance, premium rates, market practices, policy forms and capital adequacy. The laws and rules behind this regulation are concerned primarily with the protection of policyholders rather than investors. Governmental bodies may impose fines, additional capital requirements or limitations on the company’s insurance and reinsurance operations, and/or impose criminal sanctions for violation of regulatory requirements. The laws and regulations that are applicable to the company’s insurance and reinsurance operations are complex and may increase the costs of regulatory compliance or subject the company’s business to the possibility of regulatory actions or proceedings.

In recent years, the insurance industry has been subject to increased scrutiny by legislatures and regulators alike. New laws and rules and new interpretations of existing laws and rules could adversely affect the company’s financial results by limiting its operating insurance subsidiaries’ ability to make investments consistent with the company’s total return strategy or requiring the company to maintain capital in specific operating subsidiaries in excess of the amounts the company considers to be appropriate, or causing the company to make unplanned modifications of products or services, or imposing restrictions on its ability to enter or exit lines of insurance business or to utilize new methods of assessing and pricing risks or selling products and services. The company cannot predict the future impact of changing law or regulation on its operations; any changes could have a material adverse effect on it or the insurance industry in general.

The company’s management of the risks associated with its capital within the various regulatory regimes in which it operates is discussed in note 24 (Financial Risk Management, under the heading of "Capital Management") to the consolidated financial statements for the year ended December 31, 2021 and in the "Capital Resources and Management" section of this MD&A.

Economic Sanctions and Foreign Corrupt Practices

The company must comply with all applicable economic sanctions and anti-bribery laws and regulations, including those of Canada, the U.S., the United Kingdom, the European Union and other foreign jurisdictions where it operates. U.S. laws and regulations applicable to the company include the economic trade sanctions laws and regulations administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control, as well as certain laws administered by the U.S. Department of State. In addition, the company’s business is subject to the Canadian Corruption of Foreign Public Officials Act, U.S. Foreign Corrupt Practices Act and other anti-bribery laws such as the U.K. Bribery Act that generally bar corrupt payments or unreasonable gifts to foreign governments or officials. The company believes that its commitment to honesty and integrity, set out in its Guiding Principles and regularly communicated, and that the large number of its executives and employees who have served the company for a long time, significantly enhance the likelihood that it will comply with those laws and regulations. More specifically, the company has policies and controls in place that are designed to ensure compliance with these laws and regulations, including policies distributed annually to employees, controls and oversight at individual operating companies and company wide, and whistleblower programs that are monitored by senior management and the Board of Directors. Despite these policies and controls, it is possible that an employee or intermediary could fail to comply with applicable laws and regulations, which could expose the company to civil penalties, criminal penalties and other sanctions, including fines or other

FAIRFAX FINANCIAL HOLDINGS LIMITED

punitive actions. In addition, such violations could damage the company’s business and/or reputation and therefore have a material adverse effect on the company’s financial condition and results of operations.

Information Requests or Proceedings by Government Authorities

From time to time, the insurance industry has been subject to investigations, litigation and regulatory activity by various insurance, governmental and enforcement authorities, concerning certain practices within the industry. The company sometimes receives inquiries and informational requests from insurance regulators or other government officials in the jurisdictions in which its insurance and reinsurance subsidiaries operate. The company’s internal and external legal counsels coordinate with operating companies in responding to information requests and government proceedings. From time to time, consumer advocacy groups or the media also focus attention on certain insurance industry practices. The company cannot predict at this time the effect that investigations, litigation and regulatory activity or negative publicity from consumers or the media will have on the insurance or reinsurance industry or its business, or whether activities or practices currently thought to be lawful will be characterized in the future as unlawful or will become subject to negative scrutiny from consumer advocacy groups or the media. The company’s involvement in any investigations and related lawsuits would cause it to incur legal costs and, if the company were found to have violated any laws, could be required to pay fines and damages, perhaps in material amounts. In addition, the company could be materially adversely affected by the negative publicity for the insurance industry related to any such proceedings, and by any new industry-wide regulations or practices that may result from such proceedings or publicity. It is possible that future investigations or related regulatory developments will mandate changes in industry practices in a fashion that increases the company’s costs of doing business or requires the company to alter aspects of the manner in which it conducts its business.

Regional or Geographical Limitations and Risks

The company’s international operations are regulated in various jurisdictions with respect to licensing requirements, currency, amount and type of security deposits, amount and type of reserves, amount and type of local investment and other matters. The company regularly monitors for political and other changes in each country where it operates. The decentralized nature of the company’s operations generally permits quick adaptation to, or mitigation of, evolving regional risks. Furthermore, the company’s international operations are widespread and therefore not dependent on the economic stability of any one particular region. International operations and assets held abroad may, however, be adversely affected by political and other developments in foreign countries, including possibilities of tax changes, nationalization and changes in regulatory policy, as well as by consequences of terrorism, war, hostilities and unrest. The risks of such occurrences and their overall effect upon the company vary from country to country and cannot easily be predicted.

Lawsuits and Regulatory Proceedings

The company may, from time to time, become party to a variety of legal claims and regulatory proceedings including, but not limited to: disputes over coverage or claims adjudication; disputes regarding sales practices, disclosures, premium refunds, licensing, regulatory compliance and compensation arrangements; disputes with its agents, brokers or network providers over compensation and termination of contracts and related claims; regulatory actions relating to consumer pressure in relation to benefits realized by insurers; disputes with taxing authorities regarding its tax liabilities and tax assets; regulatory proceedings and litigation related to acquisitions or divestitures made or proposed by the company or its subsidiaries or in connection with subsidiaries in which the company holds an investment; and disputes relating to certain businesses acquired or disposed of by the company. Operating companies manage day-to-day regulatory and legal risk primarily by implementing appropriate policies, procedures and controls. Internal and external legal counsels also work closely with the operating companies to identify and mitigate areas of potential regulatory and legal risk. The existence of such claims against the company or its subsidiaries, affiliates, directors or officers could, however, have various adverse effects, including negative publicity and the incurrence of significant legal expenses defending claims, even those without merit.

The company’s legal and regulatory matters are discussed in note 20 (Contingencies and Commitments) to the consolidated financial statements for the year ended December 31, 2021.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Technology Infrastructure

The company’s business is highly dependent upon the successful and uninterrupted functioning of its computer and data processing systems which are relied upon to perform actuarial and other modeling functions necessary for writing business, to process and make claim payments and to process and summarize investment transactions. Third parties provide certain of the key components of the company’s business infrastructure such as voice and data communications and network access. Given the high volume of transactions processed daily, the company is reliant on such third party provided services to successfully deliver its products and services. The company has highly trained information technology staff that is committed to the continual development and maintenance of its technology infrastructure. Security measures, including data security programs to protect confidential personal information, have been implemented and are regularly upgraded. The company, together with its third party service providers, also maintains and regularly tests contingency plans for its technology infrastructure. Notwithstanding these measures, the failure of the company’s systems could interrupt the company’s operations or impact its ability to rapidly evaluate and commit to new business opportunities. If sustained or repeated, a system failure could result in the loss of existing or potential business relationships, or compromise the company’s ability to pay claims in a timely manner.

In addition, a security breach of the company’s computer systems could damage the company’s reputation or result in liability. The company retains confidential information regarding its business dealings in its computer systems, including, in some cases, confidential personal information regarding insureds. Significant capital and other resources may be required to protect against security breaches or to alleviate problems caused by such breaches. Any well publicized compromise of security could deter people from conducting transactions that involve transmitting confidential information to the company’s systems. Therefore, it is critical that these facilities and infrastructure remain secure and are perceived by the marketplace to be secure. This infrastructure may be vulnerable to physical break-ins, computer viruses, programming errors, attacks by third parties or similar disruptive problems. In addition, the company could be subject to liability if hackers were able to penetrate its network security or otherwise misappropriate confidential information.

Systemic Cyber-Attacks

The company relies on information technology in virtually all aspects of its business. A significant disruption or failure of the company’s information technology systems could result in service interruptions, safety failures, security violations, regulatory compliance failures, and inability to protect information and assets against intruders, and other operational difficulties. Attacks perpetrated against those information systems could result in loss of assets and critical information, potential breach of privacy laws, expose the company to remediation costs and reputational damage, and adversely affect the company’s results of operations, financial condition and liquidity.

Cyber-attacks could further adversely affect the company’s ability to operate facilities, information technology and business systems, or compromise confidential customer and employee information. Cyber-attacks resulting in political, economic, social or financial market instability or damage to or interference with the company’s assets, or its customers or suppliers may result in business interruptions, lost revenue, higher commodity prices, disruption in fuel supplies, lower energy consumption, unstable markets, increased security and repair or other costs, any of which may affect the company’s consolidated financial results. Furthermore, instability in the financial markets as a result of terrorism, sustained or significant cyber-attacks, or war could also adversely affect the company’s ability to raise capital.

The company has taken steps intended to mitigate these risks, including implementation of cyber security and cyber resilience measures, business continuity planning, disaster recovery planning and business impact analysis, and regularly updates these plans and security measures, however, there can be no assurance that such steps will be adequate to protect the company from the impacts of a cyber-attack.

Significant Shareholder

The company’s Chairman and Chief Executive Officer, Mr. Prem Watsa, owns, directly or indirectly, or exercises control or direction over shares representing approximately 43.8% of the voting power of the company’s outstanding shares. Mr. Watsa has the ability to substantially influence certain actions requiring shareholder approval, including approving a business combination or consolidation, liquidation or sale of assets, electing members of the Board of Directors and adopting amendments to articles of incorporation and by-laws.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Amendments were made to the terms of the company’s multiple voting shares, which are controlled by Mr. Watsa, in August of 2015 having the effect of preserving the voting power represented by the multiple voting shares at 41.8% even if additional subordinate voting shares are issued in the future. The amendments are described in note 16 (Total Equity) to the consolidated financial statements for the year ended December 31, 2015 and in the company’s annual information form filed with the securities regulatory authorities in Canada, which are available on SEDAR at www.sedar.com.

Foreign Exchange

The company’s reporting currency is the U.S. dollar. A portion of the company’s premiums and expenses are denominated in foreign currencies and a portion of assets (including investments) and loss reserves are also denominated in foreign currencies. The company may, from time to time, experience losses resulting from fluctuations in the values of foreign currencies (including when certain foreign currency assets and liabilities of the company are hedged) which could adversely affect the company’s financial condition, profitability or cash flows. The company’s management of foreign currency risk is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2021.

Reliance on Distribution Channels

The company uses brokers to distribute its business and in some instances will distribute through agents or directly to customers. The company may also conduct business through third parties such as managing general agents where it is cost effective to do so and where the company can control the underwriting process to ensure its risk management criteria are met. Each of these channels has its own distinct distribution characteristics and customers. A large majority of the company’s business is generated by brokers (including international reinsurance brokers with respect to the company’s reinsurance operations), with the remainder split among the other distribution channels. This is substantially consistent across the company’s insurance and reinsurance subsidiaries.

The company’s insurance operations have relationships with many different types of brokers including independent retail brokers, wholesale brokers and national brokers depending on the particular jurisdiction, while the company’s reinsurance operations are dependent primarily on a limited number of international reinsurance brokers. The company transacts business with these brokers on a non-exclusive basis. These independent brokers also transact the business of the company’s competitors and there can be no assurance as to their continuing commitment to distribute the company’s insurance and reinsurance products. The continued profitability of the company depends, in part, on the marketing efforts of independent brokers and the ability of the company to offer insurance and reinsurance products and maintain financial ratings that meet the requirements and preferences of such brokers and their policyholders.

Because the majority of the company’s brokers are independent, there is limited ability to exercise control over them. In the event that an independent broker exceeds its authority by binding the company on a risk which does not comply with the company’s underwriting guidelines, the company may be at risk for that policy until the application is received and a cancellation effected. Although to date the company has not experienced a material loss from improper use of binding authority by its brokers, any improper use of such authority may result in losses that could have a material adverse effect on the business, financial condition, profitability or cash flows of the company. The company’s insurance and reinsurance subsidiaries closely manage and monitor broker relationships and regularly audit broker compliance with the company’s established underwriting guidelines.

Goodwill, Indefinite-lived Intangible Assets and Investments in Associates

The goodwill, indefinite-lived intangible assets and investments in associates on the company’s consolidated balance sheet originated from various acquisitions and investments made by the company or its operating subsidiaries. Continued profitability and achievement of financial plans by acquired businesses and associates is a key consideration for there to be no impairment in the carrying value of goodwill, indefinite-lived intangible assets and investments in associates. An intangible asset may be impaired if the economic benefit to be derived from its use is unexpectedly diminished. An investment in associate is considered to be impaired if its carrying value exceeds its recoverable amount (the higher of the associate’s fair value and value-in-use).

Management regularly reviews the current and expected profitability of operating companies and associates and their success in achieving financial plans when assessing the carrying value of goodwill, indefinite-lived intangible assets and investments in associates. The carrying values of goodwill and indefinite-lived intangible assets are tested for impairment at least annually or more often if events or circumstances indicate there may be impairment. Investments in associates with carrying values that exceed their fair values are tested

FAIRFAX FINANCIAL HOLDINGS LIMITED

for impairment using value-in-use discounted cash flow models at each reporting date. The company’s goodwill and indefinite-lived intangible assets, and their annual impairment tests, are described in note 12 (Goodwill and Intangible Assets), and the company’s investments in associates are described in note 6 (Investments in Associates), to the consolidated financial statements for the year ended December 31, 2021.

Taxation

Realization of deferred income tax assets is dependent upon the generation of taxable income in those jurisdictions where the relevant tax losses and temporary differences exist. Failure to achieve projected levels of profitability could lead to a reduction in the company’s deferred income tax asset if it is no longer probable that the amount of the asset will be realized.

The company is subject to income taxes in Canada, the U.S. and many foreign jurisdictions where it operates, and the company’s determination of its tax liability is subject to review by applicable domestic and foreign tax authorities. The company has specialist tax personnel responsible for assessing the income tax consequences of planned transactions and events and undertaking the appropriate tax planning. The company also consults with external tax professionals as needed. Tax legislation of each jurisdiction in which the company operates is interpreted to determine the provision for income taxes and expected timing of the reversal of deferred income tax assets and liabilities. While the company believes its tax positions to be reasonable, where the company’s interpretations differ from those of tax authorities or the timing of realization is not as expected, the provision for income taxes may increase or decrease in future periods to reflect actual experience.

There is a risk that Canadian or foreign tax laws, or the interpretation thereof, could change in a manner that adversely affects the company. Canada, together with approximately 140 other countries comprising the Organisation for Economic Co-operation and Development ("OECD") and the G20 Inclusive Framework on Base Erosion and Profit Shifting ("BEPS"), approved in principle in 2021 certain base erosion tax initiatives including the introduction of a 15% global minimum tax which is intended to be effective in 2023. Canada has not yet released any domestic legislation in respect of the introduction of a global minimum tax. In February 2022, the Department of Finance Canada released for public comment draft legislative proposals which, if enacted, may limit the deductibility of interest and financing expenses for Canadian tax purposes. The draft legislative proposals are generally intended to apply in respect of taxation years beginning on or after January 1, 2023. Comments on the draft legislative proposals are invited until May 5, 2022. The company will continue to monitor the BEPS and interest deductibility limitation proposals, which may result in an increase in future taxes and an adverse effect on the company.

The company’s deferred income tax assets are described in note 18 (Income Taxes) to the consolidated financial statements for the year ended December 31, 2021.

Technological Changes

Technological changes could have unpredictable effects on the insurance and reinsurance industries. It is expected that new services and technologies will continue to emerge that will affect the demand for insurance and reinsurance products and services, the premiums payable, the profitability of such products and services and the risks associated with underwriting certain lines of business, including new lines of business. While the company does maintain an innovation working group comprised of members with diverse backgrounds from across its global operating companies to regularly assess new services and technologies that may be applicable or disruptive to the insurance and reinsurance industries, failure to understand evolving technologies, or to position the company in the appropriate direction, or to deploy new products and services in a timely way that considers customer demand and competitor activities could have an adverse impact on the company’s business, financial condition, profitability or cash flows.

Guaranty Funds and Shared Markets

Virtually all U.S. states require insurers licensed to do business in their state to bear a portion of the loss suffered by some insureds as a result of impaired or insolvent insurance companies. Many states also have laws that establish second-injury funds to provide compensation to injured employees for aggravation of a prior condition or injury. In addition, as a condition to the ability to conduct business in various jurisdictions, some of the company’s insurance subsidiaries are required to participate in mandatory property and casualty shared market mechanisms or pooling arrangements, which provide various types of insurance coverage to individuals or other entities that otherwise are unable to purchase that coverage from private insurers. The effect of these assessments and mandatory shared-

FAIRFAX FINANCIAL HOLDINGS LIMITED

market mechanisms or changes in them could reduce the profitability of the company’s U.S. insurance subsidiaries in any given period or limit their ability to grow their business. Similarly, the company’s Canadian insurance subsidiaries contribute to mandatory guaranty funds that protect insureds in the event of a Canadian property and casualty insurer becoming insolvent, and certain of the company’s Asian insurance subsidiaries participate in mandatory pooling arrangements in their local markets.

Other

Quarterly Data (unaudited)

Years ended December 31

	First	Second	Third	Fourth	Full
	Quarter	Quarter	Quarter	Quarter	Year
2021
Income	5,998.2	6,831.0	6,710.4	6,928.3	26,467.9
Net earnings	822.6	1,280.2	576.1	987.7	3,666.6
Net earnings attributable to shareholders of Fairfax	806.0	1,201.4	462.4	931.3	3,401.1
Net earnings per share	$30.44	$45.79	$17.43	$35.66	$129.33
Net earnings per diluted share	$28.91	$43.25	$16.44	$33.64	$122.25

2020
Income	3,159.1	5,065.1	4,992.6	6,578.1	19,794.9
Net earnings (loss)	(1,389.1)	426.3	41.8	958.4	37.4
Net earnings (loss) attributable to shareholders of Fairfax	(1,259.3)	434.9	133.7	909.1	218.4
Net earnings (loss) per share	$(47.38)	$16.00	$4.66	$34.28	$6.59
Net earnings (loss) per diluted share	$(47.38)	$15.26	$4.44	$32.68	$6.29

Income of $5,998.2 in the first quarter of 2021 increased from $3,159.1 in the first quarter of 2020 principally as a result of net gains on investments and share of profit of associates in the first quarter of 2021 compared to net losses on investments and share of loss of associates in the first quarter of 2020, and increased net premiums earned, partially offset by decreases in other revenue, interest and dividends, and gain on the deconsolidation of insurance subsidiaries. Net earnings attributable to shareholders of Fairfax of $806.0 (net earnings of $30.44 and $28.91 per basic and diluted share respectively) in the first quarter of 2021 compared to a net loss attributable to shareholders of Fairfax of $1,259.3 (net loss of $47.38 per basic and diluted share) in the first quarter of 2020, principally reflected net gains on investments (compared to net losses on investments in the first quarter of 2020) and higher operating income at the property and casualty insurance and reinsurance operations (reflecting increased underwriting profit and share of profit of associates, partially offset by lower interest and dividends), partially offset by a provision for income taxes (compared to a recovery of income taxes).

Income of $6,831.0 in the second quarter of 2021 increased from $5,065.1 in the second quarter of 2020, principally as a result of increases in net premiums earned, net gains on investments and other revenue, and share of profit of associates in the second quarter of 2021 compared to share of loss of associates in the second quarter of 2020. Net earnings attributable to shareholders of Fairfax increased to $1,201.4 (net earnings of $45.79 and $43.25 per basic and diluted share respectively) in the second quarter of 2021 from $434.9 (net earnings of $16.00 and $15.26 per basic and diluted share respectively) in the second quarter of 2020, principally reflected increased net gains on investments and improved underwriting profitability at the property and casualty insurance and reinsurance operations, partially offset by higher provision for income taxes.

Income of $6,710.4 in the third quarter of 2021 increased from $4,992.6 in the third quarter of 2020, principally as a result of increases in net premiums earned, net gains on investments, share of profit of associates and other revenue, and gain on sale and consolidation of insurance subsidiaries. Net earnings attributable to shareholders of Fairfax increased to $462.4 (net earnings of $17.43 and $16.44 per basic and diluted share respectively) in the third quarter of 2021 from $133.7 (net earnings of $4.66 and $4.44 per basic and diluted share respectively) in the third quarter of 2020, principally reflecting increases in net gains on investments, share of profit of associates, and gain on sale and consolidation of insurance subsidiaries, partially offset by an underwriting loss in the third quarter of 2021, provision for income taxes and non-controlling interests’ share of net earnings.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Income of $6,928.3 in the fourth quarter of 2021 increased from $6,578.1 in the fourth quarter of 2020 principally as a result of increased net premiums earned, partially offset by a decrease in net gains on investments. Net earnings attributable to shareholders of Fairfax increased to $931.3 (net earnings of $35.66 and $33.64 per basic and diluted share respectively) in the fourth quarter of 2021 from $909.1 (net earnings of $34.28 and $32.68 per basic and diluted share respectively) in the fourth quarter of 2020, principally reflecting improved underwriting profitability at the property and casualty insurance and reinsurance operations and a decrease in provision for income taxes, partially offset by a decrease in net gains on investments, an increase in the operating loss at the Life Insurance and Run-off reporting segment (principally related to increased net adverse prior year reserve development at Run-off) and increased Corporate overhead and other expense (primarily related to lower share of profit of associates, non-cash goodwill impairment charges (principally related to Run-off), and increased charitable donations and employee compensation expense).

Operating results at the company’s insurance and reinsurance operations have been, and may continue to be, affected by the ongoing COVID-19 pandemic and the effects it continues to have on the global economy. Individual quarterly results have been (and may in the future be) affected by losses from significant natural or other catastrophes, by favourable or adverse reserve development and by settlements or commutations, the occurrence of which are not predictable, and have been (and are expected to continue to be) significantly affected by net gains or losses on investments, the timing of which are not predictable.

Stock Prices and Share Information

At March 3, 2022, Fairfax had 23,024,111 subordinate voting shares and 1,548,000 multiple voting shares outstanding (an aggregate of 23,772,881 shares effectively outstanding after an intercompany holding). Each subordinate voting share carries one vote per share at all meetings of shareholders except for separate meetings of holders of another class of shares. The multiple voting shares cumulatively carry 41.8% voting power at all meetings of shareholders except in certain circumstances (which have not occurred) and except for separate meetings of holders of another class of shares. The multiple voting shares are not publicly traded.

The table that follows presents the Toronto Stock Exchange high, low and closing Canadian dollar prices of subordinate voting shares of Fairfax for each quarter of 2021 and 2020.

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter
	(Cdn$)
2021
High	560.59	581.00	579.57	636.08
Low	427.49	538.41	507.75	493.00
Close	548.55	543.60	511.31	622.24

2020
High	637.11	460.13	439.84	465.01
Low	332.82	319.37	368.89	346.84
Close	431.43	419.43	392.10	433.85

Compliance with Corporate Governance Rules

Fairfax is a Canadian reporting issuer with securities listed on the Toronto Stock Exchange and trading in Canadian dollars under the symbol FFH and in U.S. dollars under the symbol FFH.U. It has in place corporate governance practices that comply with all applicable rules and substantially comply with all applicable guidelines and policies of the Canadian Securities Administrators and the practices set out therein.

The company’s Board of Directors has adopted a set of Corporate Governance Guidelines (which include a written mandate of the Board), established an Audit Committee, a Governance and Nominating Committee and a Compensation Committee, approved written charters for all of its committees, approved a Code of Business Conduct and Ethics and an Anti-Corruption Policy, which are applicable to all directors, officers and employees of the company. The Board of Directors also established, in conjunction with the Audit Committee, a Whistleblower Policy. The company continues to monitor developments in the area of corporate governance as well as its own procedures.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities regulations. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

Such factors include, but are not limited to: a reduction in net earnings if our loss reserves are insufficient; underwriting losses on the risks we insure that are higher or lower than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; changes in market variables, including interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our investment portfolio; risks associated with the global pandemic caused by COVID-19, and the related global reduction in commerce and substantial downturns in stock markets worldwide; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors’ premium rates and capacity to write new business; insufficient reserves for asbestos, environmental and other latent claims; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; our inability to maintain our long term debt ratings, the inability of our subsidiaries to maintain financial or claims paying ability ratings and the impact of a downgrade of such ratings on derivative transactions that we or our subsidiaries have entered into; risks associated with implementing our business strategies; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; risks associated with any use we may make of derivative instruments; the failure of any hedging methods we may employ to achieve their desired risk management objective; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the impact of emerging claim and coverage issues or the failure of any of the loss limitation methods we employ; our inability to access cash of our subsidiaries; our inability to obtain required levels of capital on favourable terms, if at all; the loss of key employees; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; the passage of legislation subjecting our businesses to additional adverse requirements, supervision or regulation, including additional tax regulation, in the United States, Canada or other jurisdictions in which we operate; risks associated with government investigations of, and litigation and negative publicity related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with legal or regulatory proceedings or significant litigation; failures or security breaches of our computer and data processing systems; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; impairment of the carrying value of our goodwill, indefinite-lived intangible assets or investments in associates; our failure to realize deferred income tax assets; technological or other change which adversely impacts demand, or the premiums payable, for the insurance coverages we offer; disruptions of our information technology systems; assessments and shared market mechanisms which may adversely affect our insurance subsidiaries; and adverse consequences to our business, our investments and our personnel resulting from or related to the COVID-19 pandemic. Additional risks and uncertainties are described in this Annual Report, which is available at www.fairfax.ca, and in our Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada, which is available on SEDAR at www.sedar.com. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities law.

Glossary of Non-GAAP and Other Financial Measures

Management analyzes and assesses the underlying insurance and reinsurance companies, and the financial position of the consolidated company, in various ways. Certain of those measures and ratios, which have been used consistently and disclosed regularly in the company’s Annual Reports and interim financial reporting, do not have a prescribed meaning under IFRS and may not be comparable to similar measures presented by other companies.

Supplementary Financial Measures

Gross premiums written and net premiums written – The company presents information on gross premiums written and net premiums written throughout its financial reporting. Gross premiums written represents the total premiums on policies issued by the company during a specified period, irrespective of the portion ceded or earned, and is an indicator of the volume of new business

FAIRFAX FINANCIAL HOLDINGS LIMITED

generated. Net premiums written represents gross premiums written less amounts ceded to reinsurers and is considered a measure of the insurance risk that the company has chosen to retain from the new business it has generated. These measures are used in the insurance industry and by the company primarily to evaluate business volumes, including related trends, and the management of insurance risk.

Underwriting profit (loss) – This is a measure of underwriting activity in the insurance industry that is calculated by the company for its insurance and reinsurance operations as net premiums earned less underwriting expenses, which is comprised of losses on claims, net, commissions, net, and operating expenses (excluding corporate overhead), as presented in the consolidated statement of earnings. Corporate overhead, comprised of the non-underwriting operating expenses of the Fairfax holding company and the holding companies of the insurance and reinsurance operations, and the amortization of intangible assets that primarily arose on acquisition of the insurance and reinsurance subsidiaries, is a component of operating expenses as presented in the consolidated statement of earnings.

	Year ended December 31,
	2021	2020

Net premiums earned	16,558.0	13,988.7

Underwriting expenses:
Losses on claims, net	10,740.5	9,324.5
Operating expenses	2,946.1	2,536.5
Commissions, net	2,787.9	2,355.0
Less: corporate overhead	(409.0)	(328.2)
	16,065.5	13,887.8
Underwriting profit	492.5	100.9

Property and casualty insurance and reinsurance ratios – The combined ratio is the traditional performance measure of underwriting results of property and casualty companies and is calculated by the company as the sum of the loss ratio (claims losses and loss adjustment expenses expressed as a percentage of net premiums earned) and the expense ratio (commissions, premium acquisition costs and other underwriting expenses expressed as a percentage of net premiums earned). Other ratios used by the company include the commission expense ratio (commissions expressed as a percentage of net premiums earned), the underwriting expense ratio (premium acquisition costs and other underwriting expenses expressed as a percentage of net premiums earned), the accident year loss ratio (claims losses and loss adjustment expenses excluding the net favourable or adverse development of reserves established for claims that occurred in previous accident years, expressed as a percentage of net premiums earned), and the accident year combined ratio (the sum of the accident year loss ratio and the expense ratio). All of the ratios described above are calculated from information disclosed in note 25 (Segmented Information) to the consolidated financial statements for the year ended December 31, 2021 and are used by the company for comparisons to historical underwriting results, to the underwriting results of competitors and to the broader property and casualty industry, as well as for evaluating the performance of individual operating companies. The company may also refer to combined ratio points, which expresses a loss that is a component of losses on claims, net, such as a catastrophe loss or COVID-19 losses, as a percentage of net premiums earned during the same period. Similarly, net favourable or adverse prior year reserve development, which is also a component of losses on claims, net, may be expressed as combined ratio points. Both losses on claims, net, and net premiums earned, are amounts presented in the consolidated statement of earnings.

Float – In the insurance industry the funds available for investment that arise as an insurance or reinsurance operation receives premiums in advance of the payment of claims is referred to as float. The company calculates its float as the sum of its insurance contract liabilities (comprised of provision for losses and loss adjustment expenses, and provision for unearned premiums) and insurance contract payables, less the sum of its recoverable from reinsurers, insurance contract receivables and deferred premium acquisition costs, all as presented on the consolidated balance sheet. Float of a reporting segment or segments is calculated in the same manner using the company’s segmented balance sheet. The annual benefit (cost) of float is calculated by expressing annual underwriting profit (loss) from note 25 (Segmented Information) to the consolidated financial statements for the year ended December 31, 2021 as a percentage of average float for the year (the simple average of float at the beginning and end of the year).

Book value per basic share – The company considers book value per basic share a key performance measure as one of the company’s stated objectives is to build long term shareholder value by compounding book value per basic share over the long term by 15% annually. This measure is calculated by the company as common shareholders’ equity divided by the number of common shares effectively

FAIRFAX FINANCIAL HOLDINGS LIMITED

outstanding. Those amounts are presented in the consolidated balance sheet and note 16 (Total Equity, under the heading "Common stock") respectively to the consolidated financial statements for the year ended December 31, 2021.

Equity exposures – Long equity exposures and short equity exposures refer to the company’s long and short positions respectively, in equity and equity-related instruments held for investment purposes, and net equity exposures and financial effects refers to the company’s long equity exposures net of its short equity exposures. Long equity exposures exclude the company’s insurance and reinsurance investments in associates, joint ventures, and other equity and equity-related holdings which are considered long-term strategic holdings. These measures are presented and explained in note 24 (Financial Risk Management, under the heading "Market risk") to the consolidated financial statements for the year ended December 31, 2021.

Capital Management Measures

Net debt, net total capital, total capital, net debt divided by total equity, net debt divided by net total capital and total debt divided by total capital are measures and ratios used by the company to assess the amount of leverage employed in its operations. The company also uses an interest coverage ratio and an interest and preferred share dividend distribution coverage ratio to measure its ability to service its debt and pay dividends to its preferred shareholders. These measures and ratios are calculated using amounts presented in the company’s consolidated financial statements for the year ended December 31, 2021, both including and excluding the relevant balances of consolidated non-insurance companies, and are presented and explained in note 24 (Financial Risk Management, under the heading "Capital Management") thereto.

Total of Segments Measures

Operating income (loss) – This measure is used by the company as a pre-tax performance measure of operations that excludes net gains (losses) on investments, gain on sale and consolidation of insurance subsidiaries, interest expense and corporate overhead, and that includes interest and dividends and share of profit (loss) of associates, which the company considers to be more predictable sources of investment income. Operating income (loss) includes underwriting profit (loss) for the insurance and reinsurance operations and includes other revenue and other expenses for the non-insurance companies. A reconciliation of operating income (loss) to earnings before income taxes, the most directly comparable IFRS measure, is presented in the table below. All figures in that table are from the company’s consolidated statement of earnings for the year ended December 31, 2021, except for underwriting profit and corporate overhead, which are described above under "Supplementary Financial Measures".

	Year ended December 31,
	2021	2020

Underwriting profit:
Property and casualty insurance and reinsurance	801.2	309.0
Life insurance and Run-off	(309.0)	(208.1)
Eliminations and adjustments	0.3	—
Non-insurance companies:
Other revenue	5,158.0	4,719.6
Other expenses	(5,086.9)	(4,858.9)
Investments:
Interest and dividends	640.8	769.2
Share of profit (loss) of associates	402.0	(112.8)
Operating income	1,606.4	618.0

Net gains on investments	3,445.1	313.1
Gain on sale and consolidation of insurance subsidiaries	264.0	117.1
Interest expense	(513.9)	(475.9)
Corporate overhead	(409.0)	(328.2)
Earnings before income taxes	4,392.6	244.1

FAIRFAX FINANCIAL HOLDINGS LIMITED

Property and casualty insurance and reinsurance – References in this MD&A to the company’s property and casualty insurance and reinsurance operations do not include the company’s life insurance and run-off operations. The company believes this aggregation of reporting segments to be helpful in evaluating the performance of its core property and casualty insurance and reinsurance companies and has historically disclosed measures on this basis including net premiums written, net premiums earned, underwriting profit (loss) and operating income (loss), consistent with the information presented in note 25 (Segmented Information) to the consolidated financial statements for the year ended December 31, 2021. References to “insurance and reinsurance” operations includes property and casualty insurance and reinsurance, life insurance and run-off operations.

Non-GAAP Financial Measures

Excess (deficiency) of fair value over carrying value – These pre-tax amounts, while not included in the calculation of book value per basic share, are regularly reviewed by management as an indicator of investment performance for the company’s non-insurance associates and market traded consolidated non-insurance subsidiaries that are considered to be portfolio investments.

	December 31, 2021			December 31, 2020
			Excess			Excess
			(deficiency) of			(deficiency) of
		Carrying	fair value over		Carrying	fair value over
	Fair value	value	carrying value	Fair value	value	carrying value
Non-insurance associates	4,541.9	4,117.0	424.9	3,304.6	3,763.1	(458.5)
Non-insurance companies	1,525.8	1,604.3	(78.5)	1,016.6	1,220.7	(204.1)
	6,067.7	5,721.3	346.4	4,321.2	4,983.8	(662.6)

Non-insurance associates included in the performance measure

The fair values and carrying values of non-insurance associates used in the determination of this performance measure are the IFRS fair values and carrying values included in the consolidated balance sheets as at December 31, 2021 and 2020, and excludes investments in associates held by the company’s consolidated non-insurance companies as those amounts are already included in the carrying values of the consolidated non-insurance companies used in this performance measure.

	December 31, 2021		December 31, 2020
		Carrying		Carrying
	Fair value	value	Fair value	value
Investments in associates as presented on the consolidated balance sheets	5,671.9	4,755.1	4,154.3	4,381.8
Less:
Insurance and reinsurance investments in associates(1)	1,099.1	607.4	812.0	575.2
Associates held by consolidated non-insurance companies(2)	30.9	30.7	37.7	43.5
Non-insurance associates included in the performance measure	4,541.9	4,117.0	3,304.6	3,763.1

(1)	As presented in note 6 (Investments in Associates) to the consolidated financial statements for the year ended December 31, 2021, and excludes investment in associate held for sale at December 31, 2020.
(2)	Principally comprised of associates held by Recipe, Thomas Cook India (including its share of Quess), Dexterra Group and Boat Rocker.

Non-insurance companies included in the performance measure

The consolidated non-insurance subsidiaries included in this performance measure are those that are market traded - Recipe, Fairfax India, Thomas Cook India, Dexterra Group, Boat Rocker and Farmers Edge. Their fair values are calculated as the company’s pro rata ownership share of each subsidiary’s market capitalization as determined by traded share prices at the financial statement date. The carrying value of each subsidiary is Fairfax’s share of that subsidiary’s net assets, calculated as the subsidiary’s total assets, less total liabilities and non-controlling interests. Carrying value is included in shareholders’ equity attributable to shareholders of Fairfax in the company’s consolidated balance sheets as at December 31, 2021 and 2020, as shown in the table below which reconciles the consolidated

FAIRFAX FINANCIAL HOLDINGS LIMITED

balance sheet of the market traded non-insurance companies to that of the Non-insurance companies reporting segment included in the company’s consolidated balance sheet.

	December 31, 2021			December 31, 2020
	Market traded	All other non-	Total non-	Market traded	All other non-	Total non-
	non-insurance	insurance	insurance	non-insurance	insurance	insurance
	companies	companies(2)	companies(1)	companies	companies(2)	companies(1)
Portfolio investments	2,418.5	(165.7)	2,252.8	2,112.0	(301.7)	1,810.3
Deferred income tax assets	41.1	25.8	66.9	24.0	40.5	64.5
Goodwill and intangible assets	2,069.5	271.7	2,341.2	1,705.2	896.6	2,601.8
Other assets(3)	1,895.9	1,299.6	3,195.5	1,861.3	2,011.1	3,872.4
Total assets	6,425.0	1,431.4	7,856.4	5,702.5	2,646.5	8,349.0

Accounts payable and accrued liabilities(3)	1,565.2	647.3	2,212.5	1,303.2	1,380.8	2,684.0
Derivative obligations	—	47.9	47.9	—	50.0	50.0
Deferred income tax liabilities	153.7	44.8	198.5	139.2	58.5	197.7
Borrowings - non-insurance companies	1,093.4	522.8	1,616.2	1,270.0	922.5	2,192.5
Total liabilities	2,812.3	1,262.8	4,075.1	2,712.4	2,411.8	5,124.2

Shareholders’ equity attributable to shareholders of Fairfax(4)	1,604.3	178.2	1,782.5	1,220.7	165.2	1,385.9
Non-controlling interests	2,008.4	(9.6)	1,998.8	1,769.4	69.5	1,838.9
Total equity	3,612.7	168.6	3,781.3	2,990.1	234.7	3,224.8
Total liabilities and equity	6,425.0	1,431.4	7,856.4	5,702.5	2,646.5	8,349.0

(1)	Non-insurance companies reporting segment as presented in the Segmented Balance Sheet in note 25 (Segmented Information) to the consolidated financial statements for the year ended December 31, 2021.
(2)	Portfolio investments includes intercompany debt securities issued by a non-insurance company to Fairfax affiliates which are eliminated on consolidation.
(3)	Other assets includes due from affiliates, and accounts payable and accrued liabilities includes due to affiliates.
(4)	Bolded figures represent the carrying values of the market traded non-insurance subsidiaries.

Cash provided by (used in) operating activities (excluding operating cash flow activity related to investments recorded at FVTPL) is presented in this MD&A for each of the largest property and casualty insurance and reinsurance subsidiaries as management believes this measure to be a useful estimate of cash generated or used by a subsidiary’s underwriting activities. This measure is a component of cash provided by (used in) operating activities as presented in the consolidated statement of cash flows, the most directly comparable IFRS measure.

	Year ended December 31,
	2021	2020
Cash provided by (used in) operating activities (excluding operating cash flow activity related to investments recorded at FVTPL):
Northbridge, Odyssey Group, Crum & Forster, Zenith National, Brit and Allied World	4,241.4	2,614.2
All other reporting segments	(214.8)	(138.2)
Net (purchases) sales of investments classified at FVTPL	2,614.4	(2,336.2)
Cash provided by operating activities as presented in the consolidated statement of cash flows	6,641.0	139.8

FAIRFAX FINANCIAL HOLDINGS LIMITED

Intercompany shareholdings - On the segmented balance sheets intercompany shareholdings of insurance and reinsurance subsidiaries are presented as "Investments in Fairfax insurance and reinsurance affiliates", intercompany shareholdings of non-insurance subsidiaries are included in “Portfolio investments” and total intercompany shareholdings of subsidiaries are presented as "Investments in Fairfax affiliates" in the “Capital” section. Intercompany shareholdings of subsidiaries are carried at cost in the segmented balance sheets as management believes that provides a better comparison of operating performance over time, whereas those shareholdings are eliminated upon consolidation in the consolidated financial statements with no directly comparable IFRS measure.

Appendix to Chairman’s Letter to Shareholders

The Chairman’s Letter to Shareholders ("the Letter") presents the performance of the underlying insurance and reinsurance companies, and the financial position of the consolidated company, in various ways. Certain of those measures and ratios, which have been used consistently and disclosed regularly in the Letter, do not have a prescribed meaning under IFRS and may not be comparable to similar measures presented by other companies.

Fairfax Worldwide Insurance Operations as at December 31, 2021

This table in the Letter includes information on certain non-consolidated insurance companies which are presented as insurance and reinsurance investments in associates in note 6 (Investments in Associates) to the company's consolidated financial statements for the year ended December 31, 2021. As associates are recorded using the equity method of accounting under IFRS and not consolidated, the gross premiums written and investment portfolios of these associates are not included in the relevant amounts presented in the company's consolidated statement of earnings and consolidated balance sheet respectively.

Gross Premiums Written per Share

This supplementary financial measure is calculated as gross premiums written by the property and casualty insurance and reinsurance companies divided by the number of common shares effectively outstanding, as presented in note 25 (Segmented Information) and note 16 (Total Equity) respectively to the consolidated financial statements for the year ended December 31, 2021. Management uses this measure as an indicator of organic growth and accretive acquisitions in its core property and casualty insurance and reinsurance operations, and to illustrate the benefit premiums have on book value per basic share.

Compound Growth in Book Value per Share

This supplementary financial measure is calculated as the compound return on book value per basic share for the beginning and ending years of the relevant measurement period. Book value per basic share is described in the MD&A of this annual report, under the heading "Glossary of Non-GAAP and Other Financial Measures".

Average Total Return on Investments

This supplementary financial measure is calculated as the simple average of total return on average investments for the relevant years in the measurement period. Total return on average investments is described in the MD&A of this annual report, under the heading "Total Return on the Investment Portfolio".

Unconsolidated Balance Sheet

The unconsolidated balance sheet in the Letter presents the IFRS carrying values of the company’s subsidiaries prior to consolidation to better reflect the amount invested into the company’s core property and casualty insurance and reinsurance operations. The company also presents per share amounts for each line item in the unconsolidated balance sheet to better illustrate the composition of book value per basic share. Per share amounts are calculated by dividing the dollar amount of each line item by the number of common shares effectively outstanding, which is presented in note 16 (Total Equity) to the consolidated financial statements for the year ended December 31, 2021. As IFRS requires that controlled subsidiaries be consolidated, the following table presents a reconciliation of the

FAIRFAX FINANCIAL HOLDINGS LIMITED

unconsolidated balance sheet to the company’s consolidated balance sheet as at December 31, 2021. All figures are rounded to US$ billions, and may not add due to rounding.

	As presented in			As presented in
	the unconsolidated		Consolidation of	the consolidated
	balance sheet	Reclassifications	subsidiaries	balance sheet
Assets	(US$billions)
Northbridge	1.8	—	(1.8)	—
Odyssey Group	3.7	—	(3.7)	—
Crum & Forster	2.1	—	(2.1)	—
Zenith National	1.0	—	(1.0)	—
Brit	1.8	—	(1.8)	—
Allied World	2.9	—	(2.9)	—
Fairfax Asia	2.6	—	(2.6)	—
Insurance and Reinsurance - Other	1.1	—	(1.1)	—
Life insurance and Run-off	0.5	—	(0.5)	—
Insurance and reinsurance operations	17.5	—	(17.5)	—
Recipe	0.5	—	(0.5)	—
Thomas Cook India	0.3	—	(0.3)	—
Fairfax India	0.4	—	(0.4)	—
Other Non-insurance	0.6	—	(0.6)	—
Non-insurance operations	1.8	—	(1.8)	—
Total consolidated operations	19.3	—	(19.3)	—
Holding company cash and investments	1.5	—	—	1.5
Insurance contract receivables	—	—	6.9	6.9
Investments in associates	0.9	(0.9)	—	—
Portfolio investments	—	0.9	50.8	51.7
Deferred premium acquisition costs	—	—	1.9	1.9
Recoverable from reinsurers	—	—	12.1	12.1
Deferred income tax assets	—	—	0.5	0.5
Goodwill and intangible assets	—	—	5.9	5.9
Other assets	—	0.7	5.4	6.1
Other holding company assets	0.7	(0.7)	—	—
Total assets	22.4	—	64.2	86.6

Liabilities
Accounts payable and other liabilities	0.7	—	4.3	5.0
Derivative obligations	—	—	0.2	0.2
Deferred income tax liabilities	—	—	0.6	0.6
Insurance contract payables	—	—	4.5	4.5
Insurance contract liabilities	—	—	47.3	47.3
Borrowings – holding company and insurance and reinsurance companies	—	5.3	0.8	6.1
Borrowings – non-insurance companies	—	—	1.6	1.6
Borrowings–holding company	5.3	(5.3)	—	—
Total liabilities	6.0	—	59.3	65.3
Equity
Common shareholders' equity	15.1	—	—	15.1
Preferred stock	1.3	—	—	1.3
Shareholders' equity attributable to shareholders of Fairfax	16.4	—	—	16.4
Non-controlling interests	—	—	4.9	4.9
Total Equity	16.4	—	4.9	21.3
Total Liabilities and Total Equity	22.4	—	64.2	86.6

FAIRFAX FINANCIAL HOLDINGS LIMITED